24-10153

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

LTV

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

LATIN TELEVISION, INC.
(Exact Name of Issuer as Specified in its Charter)

NEVADA
(State or Other Jurisdiction of Incorporation or Organization)

3764 NW 124TH Ave.
CORAL SPRINGS, FLA. 33065
561.214.5565
(Address, Including Zip Code and Telephone Number of Issuer's Principal Executive Office)

MITCHELL AND ASSOCIATES, LLC
7361 PRAIRIE FALCON RD.
LAS VEGAS, NV 89128
702.656.4919
(Address, Including Zip Code and Telephone Number of Agent for Service of Process)

4833	**86-089-0600**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

LTV

PART I

NOTIFICATION

NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

Hans Jonas Pettersson **3764 NW 124th Ave.** **Coral Springs, FL. 33065**	**Home address:**	**Poststrasse 6** **6300 ZUG** **Switzerland**
Luis F. Baraldi **3764 124th Ave.** **Coral Springs, FL. 33065**	**Home address:**	**1059 West Heritage** **Club Circle** **Del Ray Beach, FL. 33483**
Randall S. Appel **3764 124th Ave.** **Coral Springs, FL. 33065**	**Home address:**	**12445 Rockledge Circle** **Boca Raton, FL. 33428**

(b) the issuer's officers;

Randall S. Appel **3764 124th Ave.** **Coral Springs, FL. 33065** ***Chief Executive Officer, President, Treasurer***	**Home address:**	**12445 Rockledge Circle** **Boca Raton, FL. 33428**
Luis F. Baraldi **3764 124th Ave.** **Coral Springs, FL. 33065** ***Chief Operating Officer, Secretary***	**Home address:**	**1059 West Heritage** **Club Circle** **Del Ray Beach, FL. 33483**

(c) the issuer's general partners;

N/A

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

(1) **Hans Jonas Pettersson** **3764 NW 124th Ave.** **Coral Springs, FL. 33065** **Total Shares: 10,809,676** **Percentage: 51%**	**Home address:**	**Poststrasse 6** **6300 ZUG** **Switzerland**
(2) **IFEX** **Keizergacht 365 Amsterdam** **Netherlands 1016EJ**	**Home address:**	**N/A**

Total Shares: 4,638,518
Percentage: 22%

(3)
Randall S. Appel — **Home address:** **12445 Rockledge Circle, Boca Raton, FL. 33428**
3764 124th Ave.
Coral Springs, FL. 33065
Total Shares: 2,000,000
Percentage: 9%

(4)
Active Media Services, Inc. — **Home address:** **N/A**
One Blue Hill Plaza
PO Box 1705
Pearl River, NY 10965
Total Shares: 1,488,554
Percentage: 7%

(5)
Baral, Inc. — **Home address:** **N/A**
201 Alhambra Cr., Suite 502
Coral Gables, FL 33134
Total Shares: 1,063,252
Percentage: 5%

Total Shares Owned/Controlled by Record Owners of 5 percent or more:
Total Shares: 20,000,000
Percentage: 94%

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

(1)
Hans Jonas Pettersson — **Home address:** **Poststrasse 6, 6300 ZUG, Switzerland**
3764 NW 124th Ave.
Coral Springs, FL. 33065
Total Shares: 10,809,676
Percentage: 51%
Note: Mr. Pettersson is a member of LTV's Board of Directors

(2)
IFEX — **Home address:** **N/A**
Keizergacht 365 Amsterdam
Netherlands 1016EJ
Total Shares: 4,638,518
Percentage: 22%
Management Board:
Sharon Clayton, Chairman
Kenneth Denos, Chief Executive Officer
Richard Meek, Chief Financial Officer
Note: None of the above individuals are affiliated with any officer or director of LTV

(3)
Randall S. Appel **Home address:** **12445 Rockledge Circle**
3764 124th Ave. **Boca Raton, FL. 33428**
Coral Springs, FL. 33065
Total Shares: 2,000,000
Percentage: 9%
Note: Mr. Appel is Chief Executive Officer, President and Treasurer of LTV

(4)
Active Media Services, Inc. **Home address:** **N/A**
One Blue Hill Plaza
PO Box 1705
Pearl River, NY 10965
Total Shares: 1,488,554
Percentage: 7%
Management Board and Officers:
Alan S. Elkin, Chairman and Chief Executive Officer
Arthur Wagner, President
Lord Thomas Chandos, Director
Cedric Dempsey, Director
Peter Eio, Director
Note: None of the above individuals are affiliated with any officer or director of LTV

(5)
Baral, Inc. **Home address:** **N/A**
201 Alhambra Cr., Suite 502
Coral Gables, FL 33134
Total Shares: 1,063,252
Percentage: 5%
Management/Owners:
Luis Baraldi, Owner
Alina Baraldi, Owner
Note: Luis Baraldi is LTV's Chief Operating Officer and Secretary

Total Shares Owned/Controlled by Beneficial Owners of 5 percent or more:
Total Shares: 20,000,000
Percentage: 94%

(f) promoters of the issuer;

N/A

(g) affiliates of the issuer;

The following entities are currently affiliates of the issuer due to stock holdings in excess of 10% (IFEX) or due to the beneficial owner of an entity also serving as an officer and director of the issuer (Baral).

IFEX **Home address:** **N/A**
Keizergacht 365 Amsterdam
Netherlands 1016EJ
Total Shares: 4,638,518

Percentage: 22%
Management Board:
Sharon Clayton, Chairman
Kenneth Denos, Chief Executive Officer
Richard Meek, Chief Financial Officer

Note: None of the above individuals are affiliated with any officer or director of LTV

Baral, Inc. **Home address: N/A**
201 Alhambra Cr., Suite 502
Coral Gables, FL 33134
Total Shares: 1,063,252
Percentage: 5%
Management/Owners:
Luis Baraldi, Owner
Alina Baraldi, Owner

Note: Luis Baraldi is LTV's Chief Operating Officer and Secretary

(h) counsel to the issuer with respect to the proposed offering;

The Company is in the process of retaining Mr. Bruce Rosetto of Blank Rome, LLP, as its corporate counsel. The Company anticipates that Mr. Rosetto will be retained prior to September 1, 2006.

Mr. Bruce Rosetto
Blank Rome, LLP
1200 North Federal Highway, Suite 417
Boca Raton, FL. 33432
561.417.8145

The Company has retained Mr. Christopher Flannery of Astor Weiss Kaplan and Mandel, LLP, as special counsel specifically relating to the proposed offering.

Mr. Christopher Flannery
Astor Weiss Kaplan and Mandel, LLP
The Bellevue, 6th Floor
200 South Broad Street
Philadelphia, PA 19102
215.790.0100

(i) each underwriter with respect to the proposed offering;

N/A

(j) the underwriter's directors;

N/A

(k) the underwriter's officers;

N/A

(l) the underwriter's general partners; and

N/A

(m) counsel to the underwriter.

N/A

ITEM 2. Application of Rule 262

None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) The jurisdiction(s) in which the securities are to be offered by underwriters, dealers or salespersons pursuant to this Form 1-A are:

N/A

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The jurisdictions in which the securities are to be offered are Europe and in states to be determined. Securities are to be offered directly by LTV. Securities are to be offered to accredited investors only.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

There have been no sales of unregistered securities within the past year prior to the filing of this Form 1-A.

There have been shares issued within one year:

On January 12, 2006, the Company issued 22,750,000 restricted shares to five individuals subject to Rule 144 for services provided to the Company prior to June 30, 2005. At that point, there were 51,364,349 shares issued and outstanding.

On February 9, 2006, the Company completed a 100:1 reverse split of the common stock, resulting in 515,007 shares issued and outstanding.

On February 13, 2006, the Company issued 1 share to Oppenheimer & Co., Inc., under a beneficial owner round up, resulting in 515,008 shares issued and outstanding.

On February 15, 2006, the Company issued 19 shares to 2 companies, under a beneficial owner round up, resulting in 515,027 shares issued and outstanding.

On February 15, 2006, the Company issued 3,554,000 restricted shares to IFEX NV subject to Rule 144 resulting in 4,069,027 shares issued and outstanding. These shares were issued in connection with the merger between Latin Television, Inc. and New LTV Acquisition, LLC. (See Exhibit E-6, Material Contracts)

On February 15, 2006, the Company issued 16,446,000 restricted shares to affiliate Hans Jonas Pettersson subject to Rule 144, resulting in 20,515,027 shares issued and outstanding. Subsequently, on or about July 31, 2006, Pettersson transferred 2,000,000 restricted shares to Randall Appel, LTV Chief Operating Officer, 1,084,518 restricted shares to IFEX, and 1,488,554 restricted shares to Active Media Services, Inc. These shares were issued in connection with the merger between Latin Television, Inc. and New LTV Acquisition, LLC. (See Exhibit E-6, Material Contracts)

On February 23, 2006, the Company issued 5 shares to TD Waterhouse under a beneficial owner round up, resulting in 20,515,032 shares issued and outstanding.

On March 3, 2006, the Company issued 750,000 restricted shares to 1 individual, subject to Rule 144, resulting in 21,265,032 shares issued and outstanding. The shares were issued in connection with services provided to the Company.

On March 3, 2006, the Company issued 1 share to Brown Brothers Harriman, under a beneficial owner round up, resulting in 21,265,033 shares issued and outstanding.

On March 10, 2006, the Company issued 2 shares to AG Edwards & Sons, under a beneficial owner round up, resulting in 21,265,035 shares issued and outstanding.

On March 21, 2006, the Company issued 22 shares to Morgan Stanley DW, under a beneficial owner round up, resulting in 21,265,057 shares issued and outstanding.

There were no sales of unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer.

ITEM 6. Other Present or Proposed Offerings

Neither the issuer is not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

There are no arrangements known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) There is no underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the offering statement who is prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

ITEM 9. Use of a Solicitation of Interest Document

No publication authorized by Rule 254 was used prior to the filing of this notification.

LATIN TELEVISION, INC.

LTV

Type of securities offered: **Common Stock**
Maximum number of securities offered: **50,000,000**
Minimum number of securities offered: **50,000,000**
Price per security: **$0.10**
Total proceeds: If maximum sold: **$5,000,000**
If minimum sold: **$0**
(See Questions 9 and 10)
Is a commissioned selling agent selling the securities in this offering? **No.**
If yes, what percent is commission of price to public? **N/A**
Is there other compensation to selling agent(s)? [ ] **Yes** **[X] No**
Is there a finder's fee or similar payment to any person? [ ] **Yes** **[X] No**
(See Question No. 22)
Is there an escrow of proceeds until minimum is obtained? [ ] **Yes** **[X] No**
(See Question No. 26)
Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] **Yes** **[X] No**
(See Question No. 25)
Is transfer of the securities restricted? [ ] **Yes** **[X] No**
(See Question No. 25)

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

THE SECURITIES ARE OFFERED TO ACCREDITED INVESTORS ONLY.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Company:

[ ] Has never conducted operations.

[ ] Is in the development stage.

[X] Is currently conducting operations.

[ ] Has shown a profit in the last fiscal year.

[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	*State File No.*	*Effective Date*
N/A	N/A	N/A

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 277 pages.

PART II

OFFERING CIRCULAR

THE COMPANY

1. Exact corporate name: **LATIN TELEVISION, INC.**

State and date of incorporation: **NEVADA on 10/27/1992**

Street address of principal office: **3764 NW 124th Ave. Coral Gables, Fla. 33065**

Company Telephone Number: **561.214.5565**

Fiscal year: **12/31**
(month)/ (day)

Person(s) to contact at Company with respect to offering: **Randall S. Appel**

Telephone Number (if different from above): **(561) 417-8145**

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

(1) *LTV May be Unable to Increase its Market Size*

In order to maximize our advertising revenues, LTV needs to increase its market size. If it is unable to do so, there could be a material adverse affect on LTV operations, market acceptance and ultimately our stock price.

(2) ***Failure to properly manage growth could result in a material negative impact on our revenue, distract our management and waste our resources***

Should LTV be unable to manage its growth, such growth could involve numerous risks, including the risk that LTV may prove unprofitable or fail to generate anticipated cash flows. In addition, rapid growth strategy could result in a strain on our infrastructure and internal systems or require us to recruit additional senior management at substantial costs. This could result in a material negative impact on our revenue.

(3) ***Many of our competitors have greater resources and are more diversified than we are***

LTV will be competing for advertising revenues and market share against networks that are significantly larger and more established than LTV. There has been consolidation in the media industry and our competitors include market participants with interests in multiple media businesses which are often vertically integrated and/or are part of large diversified corporate groups with a variety of other operations that can provide stable sources of earnings that may allow them better to offset fluctuations in the financial performance of their media operations. In addition, these competitors may have more resources with which to compete for ideas, storylines and scripts created by third parties as well as for actors, musicians, directors and other personnel required for production. The resources of these competitors may also give them an advantage in acquiring other businesses or assets that we might also be interested in acquiring.

(4) **We *must successfully respond to rapid changes in technology, services and standards to remain competitive***

Technology in the video, telecommunications, radio, music and data services used in the entertainment and Internet industries is changing rapidly. Advances in technologies or alternative methods of product delivery or storage or certain changes in consumer behavior driven by these or other technologies and methods of delivery and storage could have a negative effect on our businesses.

Examples of such advances in technologies include video-on-demand, satellite radio, new video formats and downloading from the Internet. For example, devices that allow users to view or listen to television or radio programs on a time-delayed basis and technologies, which enable users to fast-forward or skip advertisements, such as DVR's and portable digital devices, may cause changes in consumer behavior that could affect the attractiveness of our offerings to advertisers and could, therefore, adversely affect our revenues. In addition, further increases in the use of portable digital devices which allow users to view or listen to content of their own choosing, in their own time, while avoiding traditional commercial advertisements, could adversely affect our radio and television broadcasting advertising revenues.

Other cable providers and direct-to-home satellite operators are developing new techniques that allow them to transmit more channels on their existing equipment to highly targeted audiences, reducing the cost of creating channels and potentially leading to the division of the television marketplace into more specialized niche audiences. More television options increase competition for viewers and competitors targeting programming to narrowly defined audiences may gain an advantage over us for television advertising and subscription revenues.

The ability to anticipate and adapt to changes in technology on a timely basis and exploit new sources of revenue from these changes will affect our ability to continue to grow and increase our revenue.

(5) ***Unable to Develop or Obtain Programming***

If LTV cannot develop or obtain suitable Spanish language programming and content for its network, then distribution might be limited and the attraction of advertising with LTV could also diminish which could have a material adverse impact on LTV operations, market acceptance and ultimately our stock price.

(6) ***Cancellation of Advertising***

LTV expects to earn the majority of its revenues from the sale of advertising time. Cancellations, reductions or delays in purchases of advertising could, and often do, occur for numerous reasons such as an economic downturn; an economic downturn in one or more industries or in one or more geographic areas; changes in population, demographics, audience tastes and other factors beyond our control; or a failure to agree on contractual terms. In addition, major incidents of terrorism, war, natural disasters or similar events may require us to program without any advertising, which in turn would reduce our revenues and results of operations.

Also LTV competes for audiences and advertising directly with other television and radio stations and competition can change rapidly and unpredictably in any particular geographic market. As a result of this competition, or the types of unforeseeable circumstances listed above, LTV's audience ratings, market shares and advertising revenues may decline and any adverse change could have a material adverse effect on LTV revenues and ultimately our ability to stay in business.

(7) ***Loss of Certain Strategic Relationships***

LTV's success will rely largely on its strategic relationships in the areas of advertising sales and content development. If these relationships should be lost, LTV would have to obtain content and advertising revenue from other sources which could result in LTV's revenue declining for some period of time and might have a long term material adverse effect on LTV revenues and ultimately our ability to stay in business.

(8) ***Federal Communication Commissions Regulation***

The business of LTV is directly and indirectly subject to regulation by the Federal Communications Commission. Should the Federal Communications Division through its regulatory authority impose fines, revoke licenses of carriers of LTV content, or impose new regulations which make it difficult for LTV to distribute its content, the profitability of LTV might be severely impacted in a negative fashion.

(9) ***A Significant Part of LTV Content will Come from Two Sources***

Currently, LTV content will be coming from its relationships with Baral, Inc. and 3Circle Media. Baral's role is to develop and provide original content to LTV. 3Circles Media is to provide LTV with interactive content. If either of these relationships is lost, it could result in LTV lacking sufficient or appropriate content to obtain sufficient distribution of its content.

(10) ***Consumer Preferences May Change***

While currently more than 60% of a growing market prefers its media programming to be in Spanish, this preference could change for any number of reasons currently unforeseen to LTV. Such a shift in consumer preference could have a material adverse affect on LTV operations, market acceptance and ultimately our stock price.

(11) ***Assimilation of Hispanic Population***

The extent to which people of Hispanic origin begin to prefer to speak English over Spanish would certainly have an impact on Spanish language media channels' audiences. If people of Hispanic origin prefer English language programming over Spanish language programming, the success of LTV's business model could be severely limited and LTV operations, market acceptance and ultimately our stock price could be materially adversely affected.

(12) ***Changes to the U.S. Economy Could Erode Hispanic Purchasing Power***

If changes to the U.S. economy relating to foreign trade and energy costs result in a reduced purchasing power among the U.S. Hispanic population, it may become difficult to sell advertising on LTV broadcasts which could have a material adverse affect on LTV operations, market acceptance, our ability to stay in business, and ultimately our stock price.

(13) ***The U.S. Hispanic population is concentrated geographically***

A disproportionately large percentage of all U.S. Hispanics live in three markets: Los Angeles, New York and Miami-Fort Lauderdale. The top ten U.S. Hispanic markets collectively account for more than half of the U.S. Hispanic population. LTV revenues may be similarly concentrated in these key markets. As a result, an economic downturn, increased competition, or another significant negative event in these markets could reduce our revenues and results of operations more dramatically than other companies that do not depend as much on these markets.

(14) ***We have an Accumulated Deficit and we have a Limited History of Operations as a Television Network***

We have incurred losses in each operating period since our inception. Operating losses may continue, which could adversely affect financial results from operations and stockholder value, and there is a risk that we may never become profitable.

As of June 30, 2006 we had an accumulated deficit of $1,533,550, all of which related to our ongoing operations. There can be no assurance that our management should be successful in managing the Company as a television network.

(15) ***We expect to have a need for Additional Financing in the Future***

As of June 30, 2006, we had a working capital balance of $60,940. While we do not anticipate any cash flow issues in the foreseeable future, our history of recurring losses from operations could raise a substantial doubt in the future about our ability to continue as a going concern. There can be no assurance that we will have adequate capital resources to fund planned operations or that any additional funds will be available to us when needed, or if available, will be available on favorable terms or in amounts required by us. If we are unable to obtain adequate capital resources to fund our network operations, it may be required to delay, scale back or eliminate some or all of our operations, which may have a material adverse effect on our business, results of operations and ability to operate as a going concern.

Our business requires a substantial investment of capital. The production, acquisition and distribution of programming require a significant amount of capital. A significant amount of time may elapse between our expenditure of funds and the receipt of commercial revenues from our programming, if any. In the future, this time lapse may requires us to fund a significant portion of our capital requirements from private parties, institutions other sources. Although we intend to reduce the risks of our programming exposure through strict financial guidelines and prompt payments from advertisers, stations, and other customers, we cannot assure you that we will be able to implement successfully these arrangements or that we will not be subject to substantial financial risks relating to the production, acquisition, completion and release of future programming. If we increase our programming slate or our programming budgets, we may be required to increase overhead, make larger up-front payments to talent and consequently bear greater financial risks. Any of the foregoing could have a material adverse effect on our business, results of operations or financial condition.

(16) ***Penny Stock Regulation***

Our common stock is deemed to be a penny stock. Penny stocks generally are equity securities with a price of less than $5.00 per share other than securities registered on certain national securities exchanges or quoted on the NASDAQ Stock Market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system.

Our securities may be subject to "penny stock rules" that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the "penny stock rules" require the delivery, prior to the transaction, of a disclosure schedule prescribed by the Commission relating to the penny stock market.

The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks.

Consequently, the "penny stock rules" may restrict the ability of broker-dealers to sell our securities. The foregoing required penny stock restrictions should not apply to our securities if such securities maintain a market price of $5.00 or greater. Considering our stock currently has a bid price of $.45 cents with little or no volume, there can be no assurance that the price of our securities will ever reach or maintain such a level.

(17) ***Risks of Litigation***

The nature of the television industry is such that claims from third parties alleging infringement upon their rights to characters, stories, concepts or other intellectual property are common. Due to our limited history as a television network, it is likely that we could receive such claims at some point in the future following release of programming by us. Such claims could have material adverse impact on our results from operations and our financial statements.

There can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against us, or that any assertions or prosecutions will not materially adversely affect our business, financial condition or results of operations. Irrespective of the validity or the successful assertion of such claims, we would incur significant costs and diversion of resources with respect to the defense thereof, which could have a material adverse effect on our business, financial condition or results of operations.

(18) ***One of our Directors Owns a Large Portion of our Common Stock***

As of the filing date, Hans Jonas Pettersson, one of our directors, beneficially owns approximately 51% of our outstanding Common Stock. This concentration of our common stock ownership, combined with Mr. Pettersson's position as a member of our Board of Directors, substantially reduce the ability of other shareholders to impact matters requiring shareholder approval, or cause a change in control to occur. As a result, Mr. Pettersson, acting alone, is able to exercise sole discretion over all matters requiring shareholder approval, including the election of the entire board of directors and approval of significant corporate transactions, including an acquisition. Such concentration of ownership may also have the effect of delaying or preventing a change in control or impeding a merger, consolidation, takeover or other business combination, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company.

(19) ***Fluctuation of Operating Results***

Like all television networks, our revenues and results of operations could be significantly dependent upon the timing of programming releases and the commercial success of the programming we distribute, none of which can be predicted with certainty. Accordingly, our revenues and results of operations may fluctuate significantly from period to period, and the results of any one period may not be indicative of the results for any future periods.

In accordance with generally accepted accounting principles and industry practice, we intend to amortize programming costs using the individual-program-forecast method under which such costs are amortized for each program in the ratio that revenue earned in the current period for such title bears to management's estimate of the total revenues to be realized from all media and markets for such title. To comply with this accounting principal, our management plans to regularly review, and revise when necessary, our total revenue estimates on a program-by-program basis, which may result in a change in the rate of amortization and/or a write-down of the program asset to net realizable value. Results of operations in future years should be dependent upon our amortization of programming costs and may be significantly affected by periodic adjustments in amortization rates. The likelihood of the Company's reporting of losses is increased because the industry's accounting method requires the immediate recognition of the entire loss in instances where it is expected that a program should not recover the Company's investment.

Similarly, should any of our programs be profitable in a given period, we should have to recognize that profit over the entire revenue stream expected to be generated by the individual program.

(20) ***Difficulties with Relationships Impacting Organized Labor may Adversely Impact our Earnings and Ability to Complete Television Projects or Provide Programming***

The Screen Actors Guild, of which many actors in the television industry are members, bargains collectively with producers on an industry-wide basis from time to time. Similarly, many other classes of personnel required to complete a program bargain collectively through guilds and unions. There is no assurance that labor difficulties will not adversely affect the production of our programs.

It is common for television directors, producers, animators and actors at television production companies to belong to a union. There can be no assurance that our employees will not join or form a labor union or that we, for certain purposes, will not be required to become a union signatory. We may be directly or indirectly dependent upon certain union members, and work stoppages or strikes organized by such unions could materially adversely impact our business, financial condition or results of operations. For example, many of the actors who provide voice talent for films and television are members of the Screen Actors Guild (SAG) and/or the American Federation of Television and Radio Artists (AFTRA). If a work stoppage did occur, it could delay the completion of our programs and have a material adverse effect on our business operating results or financial condition.

(21) *We are Subject to Risks Caused by the Availability and Cost of Insurance*

Changing conditions in the insurance industry have affected most areas of corporate insurance. These changes have equated to higher premium costs, higher deductibles and lower insurance coverage limits. We intend to obtain insurance policies standard in the television industry, including general liability insurance and other programming related insurance. This decision should be made by our management after their review of other insurance policies we obtain for our programming. There is no way to know how comprehensive our coverage may be or how such a loss might impact the success of the Company.

(22) ***Our Success Depends on the Commercial Success of our Television Programming, which is Unpredictable***

Operating in the television industry involves a substantial degree of risk. Each program is an individual artistic work, and unpredictable audience reactions primarily determine commercial success. Generally, the popularity of our programs may depend on many factors, including the critical acclaim they receive, the actors and other key talent, their genre and their specific subject matter.

The commercial success of our television programming also depends upon the quality and acceptance of similar type programming programs that our competitors release into the marketplace at or near the same time, critical reviews, the availability of alternative forms of entertainment and leisure activities, general economic conditions and other tangible and intangible factors, many of which we do not control and all of which may change.

We cannot predict the future effects of these factors with certainty, any of which factors could have a material adverse effect on our business, results of operations and financial condition.

Our success could depend on the experience and judgment of our management to select and develop new investment and programming opportunities. We cannot make assurances that our programming will obtain favorable reviews or ratings, or that our programming will perform well on the various satellite, cable and station outlets we plan to distribute our programming to. The failure to achieve any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

(23) *We are Smaller and Less Diversified than Most of our Competitors*

Although we plan to be a major television network for the Hispanic marketplace in the future, we expect to constantly compete with major U.S. and international television networks. Most of the major U.S. television networks are part of large diversified corporate groups with a variety of other operations, that can provide both means of distributing their programming and stable sources of earnings that may allow them better to offset fluctuations in the financial performance of their television operations. In addition, the major networks have more resources with which to compete for ideas, storylines and scripts created by third parties as well as for actors, directors and other personnel required for production. The resources of the major networks may also give them an advantage in acquiring other businesses or assets, including television libraries, that we might also be interested in acquiring. The foregoing could have a material adverse effect on our business, results of operations and financial condition.

(24) ***The Television Industry is Highly Competitive and at Times may Create an Oversupply of Television Programming in the Market***

The number of television programs released by our competitors, particularly the major U.S. networks, may create an oversupply of product in the market, reduce our share of revenues and make it more difficult for our programs to succeed commercially as we distribute our programs. Oversupply may become most pronounced during peak viewing seasons, such as the fall and spring, during what is commonly known as the ratings sweeps. For this reason, and because of our more limited programming and advertising budgets, we have to be careful how we market and distribute our programming, which may also reduce our potential revenues for a particular program. Moreover, we cannot guarantee that we can release all of our programs when they are otherwise scheduled. In addition to production or other delays that might cause us to alter our program schedule, a change in the schedule of a major network or cable/satellite provider may force us to alter the air date of a program because we cannot always compete with a major network's larger promotion campaign. Any such change could adversely impact a program's financial performance. In addition, if we cannot change our schedule after such a change by a major network or cable/satellite provider because we are too close to the air date, the major competitor's release and its typically larger promotion budget may adversely impact the financial performance of our program. The foregoing could have a material adverse effect on our business, results of operations and financial condition.

(25) ***We May Not be Able to Obtain Additional Funding to Meet our Requirements***

Our ability to grow our company through acquisitions, business combinations and joint ventures, to maintain and expand our development, acquisition, production and distribution of Hispanic television programming and to fund our operating expenses will depend upon our ability to obtain funds through equity financing, debt financing (including credit facilities) or the sale or syndication of some or all of our interests in certain projects or other assets. If we do not have access to such financing arrangements, and if other funding does not become available on terms acceptable to us, there could be a material adverse effect on our business, results of operations or financial condition.

(26) ***We Face Risks from Doing Business Internationally***

We plan to provide Hispanic programming outside the United States through third party licensees and derive revenues from these sources. As a result, our business is subject to certain risks inherent in international business, many of which are beyond our control. These risks include changes in local regulatory requirements, including restrictions on content; changes in the laws and policies affecting trade, investment and taxes (including laws and policies relating to the repatriation of funds and to withholding taxes); differing degrees of protection for intellectual property; instability of foreign economies and governments; cultural barriers; wars and acts of terrorism. Any of these factors could have a material adverse effect on our business, results of operations or financial condition.

(27) *Leverage Risks*

The degree to which we might become leveraged may require us to dedicate a substantial portion of our cash flow to the payment of principal of, and interest on, our indebtedness, reducing the amount of cash flow available to fund television programming costs and other operating expenses. Additionally, the degree to which we might become leveraged may adversely affect our ability to obtain additional financing, if necessary, for such operating expenses, to compete effectively against competitors with greater financial resources, to withstand downturns in our business or the economy generally and to pursue strategic acquisitions and other business opportunities that may be in the best interests of us and our stockholders.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail what business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Latin Television, Inc. ("LTV"), which trades on the Pink Sheets (symbol LTVI), is a recently formed Spanish language media company. It is the surviving company of a merger between New LTV Acquisition, LLC and Latin Television, Inc., a merger that advances LTV's goal to become a major Spanish-language television network in the U.S. LTV anticipates that its revenues should come from the sale of advertising time to companies and individuals interested in advertising to the U.S. Hispanic market.

Initially founded in January of 1999 as LTV Networks, Inc., LTV is a Spanish-language media company targeting the 18 to 39 year-old US Hispanic market. Through a combination of Spanish-language original programming, movies, sports, news, and entertainment programs aimed at what the Company believes is a heretofore untapped demographic, LTV plans to change the way young Hispanic Americans perceive and interact with Latin television and entertainment.

By doing so, LTV seeks to develop market share by obtaining distribution of its content in markets where the U.S. Hispanic population is concentrated in an effort to develop advertising revenues and broadcast revenues.

(b) Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

The LTV Platform and Programming

The LTV platform plans to pursue family oriented and film content strategies such as customized sports shows, customized news, soap operas, interactive shows, sitcoms and soccer games. The Company plans to focus on the acculturated US Hispanic market in an effort to attract more Spanish language viewers. As a result, LTV hope this niche strategy will increase the demand for advertising time and the price which can be charged for such advertising.

The Company expects to produce a core of original programming that will create and solidify the identity of the Company. This core programming will consist initially of six hours per week of News and Sports News programs. Additionally, the Company is planning approximately 14 hours per week of original content produced by LTV for the targeted audience.

The remainder of the LTV schedule will be filled with sporting events, movies, music/pop culture programming and children's and educational programming including community service shows, which should cover everything from learning the English language to help with cultural assimilation. Whereas other networks have relied solely upon purchased (canned) programming and failed, the Company aims to develop original content that could match the quality of the English speaking US marketplace, which as a result should become the signature of the network.

Historically Spanish language programming has been dedicated to address the needs of the 45-60 female demographic which is predominantly first generation Hispanic. Hence the overwhelming number of telenovelas (soap operas). LTV will attempt to reach a much younger bi-lingual audience which focuses on an 18-39 demographic. This demographic has a pronounced tendency to be a second and third generation Hispanic audience.

We will attempt to do this with more current and age relevant programming. We intend to focus on such events as extreme sports, soccer, basketball, ultimate fighting and other sports related programming. Additionally we expect to produce educational programming for children, entertainment programming such as comedy, drama, news, travel and special events.

Strategic Alliances

To achieve these goals, LTV is negotiating alliances with various sporting leagues and promoters including Mexican Primera A Football (soccer), Professional Mexican Basketball and Top Rank Boxing, Uruguayan Football (soccer), and Venezuelan Baseball. With potential rights to these sporting events (many could be on an exclusive basis), LTV would be able to offer original sports content not found on other networks. Sports is an important component of Hispanic life, and with the aforementioned affiliations, LTV could possibly boast a sports lineup that helps Hispanics living in the US feel in touch with their homelands and the teams they have grown up with.

LTV has already entered into a deal with the Baral Group, Inc. ("Baral") to obtain original content. Baral will be charged with developing and providing original content for LTV, and helping us to create a strong corporate identity through that programming, specifically the daily news and sports programs. Baral will share with LTV its expertise in content development, casting, and production, in order to help strengthen the Company's position within the Hispanic market.

Relationships with companies like Baral are critical to the growth of LTV. Baral Group, Inc. is a full service entertainment company that has operated in Mexico and the US for over 25 years. A media/broadcasting company, Baral produces television, video, and web content, as well as CD-ROM and DVD projects for clients throughout the US and Latin America. Headquartered in Coral Springs, Florida with an office in Mexico City, Mexico, Baral is owned by LTV Chief Operating Officer Luis F. Baraldi. Baral's studios in Coral Springs, which are fully operational as post-production and live production facility, are located 30 minutes from Miami Airport.

Similarly, LTV has developed a relationship with 3Circles Media under which 3Circles Media is expected to provide LTV with new interactive content on a trial basis. 3Circles Media's strength is merging media, combining Television, Internet and (mobile) Telephone platforms and developing new highly interactive multi media television formats and concepts. 3Circles Media also supports their partners with revenue and business models, which have the potential to bring large revenue streams to their broadcast partners.

It is LTV's intent to expand by using a hybrid approach. We will continue to focus on expansion of our current cable distribution, as well as attempt to attract new private station owners who are in strong Hispanic markets to convert their Anglo programming to what we believe will be a more lucrative programming structure which will take advantage of the well documented growth in the Hispanic marketplace.

Additionally, It is LTV's intent to pursue, where appropriate, a strategy of local management agreements whose lease structure allows LTV to replace whatever programming is on the air with LTV content on a 24/7 basis. In addition to the above strategies, it is LTV's intent to pursue a method to stream LTV programming on the Internet. This will allow LTV to either simulcast an event or to see the content on a first showing basis to our national television audience. This will also allow LTV to directly service the younger audience who use computers as part of their daily entertainment.

LTV plans to expand its distribution through agreements with and strategic alliances with Low Power TV stations and expansion of its existing Cable TV footprint in the US and Mexico and affiliations with DBS providers. The Company will enter into agreements with Low Power TV station owners to operate TV stations similar to a leasing arrangement. These arrangements are referred to as LMA's (Local Management/Marketing Agreements). It is the intent of the Company in its early stages to penetrate first-tier markets.

To that end, discussions are underway with several Low Power station owners in key US cities with high concentrations of Hispanics. Management anticipates that by the end of 2006 it will have consummated LMA's for six Low Power stations and the conversion of a seventh to an acquisition reaching a population of approximately 18 million with a projected Hispanic population of 25-30%. LTV's current Cable TV footprint reaches approximately one million Hispanics in the US and Mexico. LTV will continue to expand its Cable TV distribution and enter into affiliation agreements with DBS providers complimenting its Low Power TV station distribution strategy and maximizing its opportunities for reaching the largest number of US Hispanics.

In fiscal year 2007 and thereafter, LTV plans to expand its distribution footprint through additional LMA's and Cable TV and DBS affiliation agreements including, in fiscal year 2008, entry into South America where today there are approximately 6 million Cable TV customers.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

The Industry, the Market and the Opportunity

LTV plans to operate in the entertainment and advertising industries by focusing on the U.S. Hispanic media market which LTV views as a fast-growing segment of the market. With an estimated 40.4 million people as of March 2004 (U.S. Census Bureau), U.S. Hispanics represent 14% of the U.S. population. According to the Pew Hispanic Center, 45% of the Hispanic population is foreign born with the other 55% born in the U.S. In addition, various sources estimate there are in excess of 12.0 million unauthorized immigrants in the US today, suggesting the Hispanic population could be larger still. This should mean that the demand for advertising on LTV programs will increase as companies seeking to penetrate the U.S. Hispanic market resort to television advertising.

According to U.S. Census Bureau estimates, people of Hispanic origin could increase to 18%, or 60 million people, of the U.S. population by 2020 and 24% by 2050. Over the next five years, the Census Bureau estimates that the US Hispanic population will grow at a compound rate of 2.8% compared to non-Hispanic population growth of .8%. Annual growth of approximately 2% is expected until 2050, which is remarkable considering that the total U.S. population has grown more than 2% a year in only two of the past 100 years. From a media perspective, a 2 % annual increase in potential audience could translate into a 2% increase in ratings; a growth trend advertisers should gain comfort from and pay for.

The median age of the U.S. Hispanic population is estimated at only 26.9 years in 2004, 9.6 years younger than the overall population at 36.5, according to the Census Bureau. The fact that the Hispanic population is younger than the overall U.S. average is important to note because it places the segment directly in the advertising "sweet spot" age range of 18 to 49, those coveted by major advertisers such as soft drink and beer marketers, credit card issuers, auto manufacturers, athletic shoe companies, retailers and children's product marketers. Hispanics are also attractive to advertisers trying to reach the younger and more-impressionable 18-34 demographic.

There are currently 3.5 people in an average U.S. Hispanic household compared to an average 2.6 people per household among non-Hispanic, according to the Census Bureau. The larger household is likely a function of the average age of the Hispanic population, which has a higher percentage of households in family-forming years compared to non-Hispanics. Spending within Hispanic households is substantially above average for products and services such as infant clothing, telephone services, groceries and footwear.

The top 10 Hispanic markets (in terms of population) are LA, NYC, Chicago, Miami, Houston, Dallas, San Francisco, San Antonio, Phoenix and McAllen. These markets account for 24.3 million people, or 60% of the total U.S. Hispanic population. From a media reach and distribution standpoint, this is significant as Hispanic media platforms can be formed in only a dozen or so markets yet deliver significant reach to advertisers.

Between 2000 and 2004, Hispanic buying power increased 8% compound annually, with 8% compound annual growth forecast from 2004 to 2009, according to the Washington D.C. based Selig Center for Economic Growth. As the median age of the U.S. Hispanic population increases from its current 26.9 years, household disposable income should increase as more Hispanics progress from their early income years.

Hispanic buying power as a percentage of total U.S. buying power increased from 5% in 1990 to 8% in 2004, and is expected to reach 9% by 2009. The greatest buying power among Hispanics is in California, the state with the largest Hispanic population (12 million beginning of 2004, according to the Census Bureau), at $199 billion in 2004. Texas had the second-greatest Hispanic buying power at $119 billion and the second-largest Hispanic population, at 7.6 million. As advertisers have begun to focus more on the powerful and attractive demographic trends of the U.S. Hispanic population, they have continued to commit more advertising dollars to Spanish-language media.

Surveys conducted by Synovate (formerly Strategy Research; based in New York and Washington D.C.) indicate that in 2004 67% of U.S. Hispanics are most comfortable speaking Spanish, an increase from 60% in 2000 and 64% in 2002. This is likely a function of a high level of immigration and the fact that 45% of U.S. Hispanics are foreign-born. It should be noted that due to the concentration of U.S. Hispanics in major cities and states such as California (34% Hispanic), many language accommodations are being made in schools, healthcare and government to ensure the health and safety of this large immigrant group. These accommodations may defer the burden that other, smaller immigrant groups incur in learning English quickly to gain education and employment.

While based on a slightly different survey and thus reflecting slightly different percentages, a Pew Hispanic Center study indicates that 75% of all Hispanics in the U.S. are either Spanish-dominant (most comfortable with Spanish) or bilingual, which suggests the addressable U.S. audience for Spanish-language media numbers approximately 30 million people, using a population base of 40.4 million Hispanics. Among first-generation Hispanic adults (those born outside of the U.S.), only 4% are English dominant. By the second generation, nearly half of Hispanic adults are bilingual (with another 7% preferring to speak Spanish), and 22% of third-generation Hispanic adults remain bilingual. Thus, language is an important consideration for advertisers trying to reach the Hispanic population even as the Hispanic population assimilates.

The best way to illustrate the growth opportunity for Spanish-language television is to look at the gap between Spanish-language television share of TV viewing in prime time and its share of television advertising revenue. In absolute terms, this gap was $2.8 billion (net of assumed 15% agency fees) in 2004 or $793 million on an income-adjusted basis (since Hispanic per capita income is lower than the U.S. average).

Closing this gap and getting closer to a fair share of advertising budgets remains one of the greatest challenges and growth opportunities for Spanish-language media companies. Over the past five years, the gap has closed in percentage terms, from an estimated 63% in 2000, the last Presidential election and Summer Olympics year, to 59% in 2004.

Were that gap to close over the next five years and assuming Hispanic television ratings grew in line with the 2.8% annual population growth (it has eclipsed population growth in years past), Hispanic television advertising sales could grow 12.5% per annum from $2.0 billion in 2004 to an estimated $3.6 billion in 2009

The popular assumption that advertisers should pay less for the ratings that Hispanic networks deliver because the income levels of the audience are lower than average is simplistic. While there are a host of factors that lead Hispanic income levels to be lower than the U.S. average, one significant factor is that the median Hispanic age is 10 years below the U.S. average, as previously pointed out. With a median age of 26.9 years versus 36.5 for the overall U.S. population, the argument can be made that advertisers are seeking out this younger age demographic, which, due to the career life cycle, inherently makes less money than those 10 years older. Yet this age group is at a critical consumer stage, making first auto and home purchases as well as lifestyle decisions including marriage and having children.

On average, the top 10 advertisers in the U.S. spent only 2.0% of their advertising budgets on Hispanic media, despite Latinos making up 14% of the U.S. population (of which 75% speak Spanish). In aggregate, these top advertisers increased their commitments to Hispanic media 12% in 2004, compared to overall Spanish-language advertising spending growth of 12%.

Many advertisers in the United States significantly increased their Hispanic advertising budgets in 2004. The leader among these was Lexicon Marketing, which increased spending nearly 500%. The U.S. government increased Hispanic advertising spending 83%, followed by Wal-Mart at 70%, Kellogg at 53% and T-Mobile at 48%.

Note: *The above research data, unless specifically noted otherwise, has been compiled from various reports issued by the following entities:*

- *Gordon-Hodge/April 2005/Thomas-Weisel Partners Equity Research*
- *Hispanic Business Magazine (various issues)*
- *Standard and Poors DRI 2002 Hispanic Market*
- *Market by Strategy Research Corp.*
- *Price Waterhouse Coopers Market Analysis*
- *Veronis Suhler*

Industry Competition

The industry in which LTV operates is highly competitive. Competition for advertising revenues is based on the size of the market that the particular network can reach, the cost of such advertising and the effectiveness of such network content which means that production of content with wide appeal and distribution of our network content is very important to our success because advertisers will be more likely to place advertising dollars with networks that have significant market presence and national appeal than with local or regional networks.

LTV is therefore competing for viewers both generally and specifically with other television networks and media outlets such as radio stations and networks and online media providers. This includes other Spanish-language and English-language television stations and networks, including the seven English-language broadcast television networks as well as approximately 70 measured cable networks. Many of these competitors are owned by companies much larger and having financial strength greater than the Company (as detailed below). As the Spanish speaking market has increased, and continues to increase, more competition has entered the market as evidence by the fact that certain of the English-language networks have begun producing Spanish-language programming as well as simulcasting certain programming in English and Spanish through the use of various methods including second audio programming ("SAP") options on standard televisions. Similarly, several cable broadcasters have recently commenced or announced their intention to commence Spanish-language broadcasts as well.

As stated above, many of our competitors have more television stations, greater resources (financial or otherwise) and broader relationships with advertisers than LTV. Furthermore, because our English-language competitors are perceived to reach a broader audience than we do, they have been able to attract more advertisers and command higher advertising rates than LTV. The Company's television affiliates located near the Mexican border also compete for viewers with television stations operated in Mexico, many of which are affiliated with a Televisa network and are owned by Televisa.

In addition to competing with other television networks and stations, LTV is competing with radio networks and other media providers who sell advertising time to companies such as new media sources like satellite-delivered digital audio radio service and audio programming by cable systems, direct broadcast satellite systems, Internet content providers, personal communications services and other digital audio broadcast formats.

Principal Competitors

LTV's principal competitors are companies such as Univision (NYSE:UVN), Telemundo, and Mun Dos. These companies make up the largest Spanish language networks currently engaging in Spanish language programming in the United States. Univision and Telemundo are the two largest and have been in business since 1961 and 1984 respectively.

Univision is currently the largest Spanish language television network in the United States and is also distributed in Canada. Univision Communications Inc., is a publicly traded company that reported assets of approximately $8 billion on its most recently filed 10-Q and revenues reported at in excess of $1.8 billion.

Together with its wholly owned subsidiaries, Univision operates in four business segments: Television; Radio; Music; and Internet. The television business consists of the Univision, TeleFutura and Galavisión national broadcast and cable television networks, 55 owned-and-operated broadcast television stations (34 full-power and 21 low-power), and their television production business. Their radio business is the largest Spanish-language radio broadcaster in the United States and currently owns and/or operates 66 radio stations in 17 of the top 25 U.S. Hispanic markets as well as four radio stations in Puerto Rico. Univision was recently sold to a consortium led by Texas Pacific Group and Thomas H. Lee Partners in a deal with a reported value of $13.7 billion.

Telemundo and Mun Dos are currently owned by NBC Universal and are distributed throughout the United States and Canada. NBC is a subsidiary of General Electric. Telemundo, a U.S. Spanish-language television network, provides news and sports source for Hispanics. It broadcasts unique national and local programming for Hispanics. Telemundo reaches 92% of U.S. Hispanic viewers in 118 markets, 36 broadcast affiliates and nearly 700 cable affiliates. The NBC Universal Television Stations division owns and operates 15 Telemundo stations and one independent Spanish-language television station.

The network's schedule features a wide range of original programming, including popular *novellas*, talk shows, sports and news, reality, entertainment, and music programs. Telemundo is the only U.S. Spanish-language network to present a prime-time programming schedule consisting entirely of its own original programming. As a part of the NBC Universal family, Telemundo is able to offer viewers many programming synergies such as Spanish-language broadcasts of the *Miss Universe Pageant* and *Macy's Thanksgiving Day Parade*. In August of 2004, Telemundo aired the first-ever Spanish language coverage of the Olympics in the U.S. Because NBC Universal reports its financials on a consolidated basis, it is not readily apparent what the revenues of Telemundo are but the NBC Universal group reports approximately $2 billion in annual advertising revenues.

Mun Dos ("Mun2") was the first national cable network to target young, u.s. Latinos (12-34) with lifestyle-driven programming. Mun2 provides an alternative mix of entertainment programming in English and Spanish that is 90% original and includes comedy, music, variety, lifestyle, and entertainment/information genres. The mun2 signal reaches approximately 9 million households in the United States including all top 20 Hispanic markets.

Mun2 is part of Telemundo cable, the cable division of the Telemundo network. Telemundo, the Spanish-language network dedicated to developing original programming for the u.s. Hispanic market, is owned by NBC Universal, a division of General Electric.

The results of the U.S. census 2000 reveal that Latinos are younger on average than the rest of the country's population, with a median age of 25.9, as opposed to 35.3 for the u.s. population as a whole. Mun2 was the first channel created for American Latino youth from diverse backgrounds.

The main strength of these companies comes from the fact that they have been in business longer than LTV which has resulted in broad distribution of their content and significant market reach. Additionally, these companies have significant financial resources and the ability to raise additional capital quickly. LTV's success is not necessarily dependant on its ability to compete head-to-head with these networks.

For LTV to be successful, it needs to obtain sufficient distribution of its network content to make it a viable advertising alternative for companies. Considering that purchasing power of U.S. Hispanics is expected to reach $1 trillion by 2010 (an increase of nearly 31% from 2005), there will be likely be more advertising dollars aimed at this segment of the U.S. population.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its

marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

Latin Television's Broad Goals and Strategies

LTV intends to use the following broad strategies to ensure success.

- Become the first Hispanic network to focus its entire programming day on a combination of well-known, successful program categories: original programming, movies, sports, news, and entertainment programs.

- LTV's unique relationship with Active International, the seventh largest media buyer in the world, brings their client list to LTV, providing a pool of many of the largest advertisers in the world to draw from, a clear competitive advantage over the competition in the Hispanic marketplace.

- LMA (Local Management/Marketing Agreements) with Low Power TV stations provides LTV with a targeted cost effective distribution strategy.

- Complementary Cable TV Direct Broadcast Satellite (DBS) affiliation agreements to the Low Power TV station footprints provide an efficient penetration strategy maximizing LTV's reach to the Hispanic viewers.

- Create multiple media and revenue-stream opportunities for LTV, including: LMA's, Company owned Low Power TV stations, Cable TV affiliation agreements, International presence and yet to be quantified Radio, Syndicated TV and Internet opportunities each venue providing cross-promotional opportunities as well.

Revenue Streams and Marketing

Currently, LTV obtains its revenues through the sale of advertising time. This has been accomplished primarily through local sales people to clients consisting of local restaurants, clubs, professionals and merchants. Plans are already underway for the hiring of a professional sales and marketing manager with six sales executives.

Until recently, LTV has focused on local sales revenue. However, with the move to Miami and the advent of the Active International agreement, LTV is finally positioned to promote an aggressive marketing program designed to couple the efforts of Active International in the national market place and our direct sales staff in the local market place. To effectively manage a strategic sales plan, LTV is once again reaching into Univision with its plan to hire a veteran sales manager experienced in both ethnic and general markets.

To further help achieve our goals, the company has formed a strategic alliance with Active International. Active International is the seventh largest media buyer in the world, with sales in excess of $1 billion per year. Their client list is predominantly made up of Fortune 1000 companies in the U.S. If Active International brings their client list to LTV, it will provide LTV with a pool of many of the largest advertisers in the world to draw from. With these advertisers, LTV could have a competitive advantage in the future over the competition in the Hispanic marketplace.

(e)State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of _____/_____/_____ $N/A
(a recent date)

As of _____/_____/_____ $ N/A
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

LTV has no backlog of written firm orders for products and/or services as of a July 1, 2006 nor has it had any such backlog in the past. LTV is beginning to build new advertising revenues through its relationship with Active International and its business is not of the type that will have a backlog of orders.

It is possible that LTV could pre-sell advertising at some point in the future. In such an event, the only potential material adverse impact that could occur to LTV's business operations as a result would be if there was no air time available to air advertising. LTV plans to ensure this is not a real obstacle by employing procedures that will eliminate the ability to oversell advertising time. Further, in the unlikely event that such a situation should arise, it is possible for LTV to place the advertising time in the particular market by entering into an agreement with other service providers through which LTV would obtain additional broadcasting time in exchange for a split of advertising revenues.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

LTV presently employs six people on a full time basis. They are the Chief Executive Officer, Chief Operating Officer, CEO, Director of Programming, Director of Sales, and two Master Control individuals. All six individuals are employed in the area of operations at an executive level including content development and business development positions. Once we are fully staffed, the key personnel are expected to be the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, VP/Director of Sales, VP/Director of Affiliate Relations, VP/Director of Investor Relations, VP/Director of Programming and VP/Director of Mergers and Acquisitions. The Company plans to fill any remaining positions upon completion of this Offering and as becomes necessary through the Company achieving its various milestones.

LTV also utilizes the services of approximately 25 others on an independent contractor basis. These individuals are employed by LTV's strategic partner, Baral, Inc., and consult with the company on issues of talent, production and editing. None of LTV's employees are covered by a collective bargaining agreement. At this time, there are no firm plans to hire additional employees but LTV anticipates filling its employee needs on an as needed basis.

The Company anticipates entering into employment contracts with various key employees upon successful completion of the Offering.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

Our Offices and Properties

LTV does not currently own any real property but maintains its principal offices in leased space at 3764 NW 124th Avenue, Coral Gables, Florida 33065. Additionally, LTV maintains production facilities at Baral and will be able to occupy such space under the terms of the production agreement until such time that suitable space can be identified.

LTV Content:

While LTV does not own real property, LTV holds various rights associated with 13 television shows. These are:

Club de Ali—A 30 minute children's program featuring an actress portraying a young girl named Ali. Ali tells tales and stories from a giant chair in her bedroom and invites the children to join her club, send pictures and partake in the fun (Rights: One year exclusivity in the U.S., indefinite number of airings; Rights Expire one year from first air date);

LTV Sports—A 30 minute daily sports news program featuring all the major domestic sports news as well as the latest from the soccer world. The show is hosted by Javier Vargas a former Fox Sports news anchor; (Rights: Perpetuity in the U.S., indefinite number of airings; Rights Expire: N/A);

Primera A—Live soccer games from Mexico's Primera A division; (Rights: One year exclusivity in the U.S., indefinite number of airings; Rights Expire one year from first air date);

Pumas TV—A 30 minute weekly soccer magazine show featuring the Mexican soccer team the Pumas; (Rights: One year exclusivity in the U.S., indefinite number of airings, all media; Rights Expire one year from first air date);

Layendas de Futbol—A 30 minute, 16 episode documentary on many of the best soccer players in the world; (Rights: One year exclusivity in the U.S., indefinite number of airings, all media; Rights Expire one year from first air date);

Platicando Con—A 30 minute talks show starring Poncho Vera including interviews of current and past stars from the Latin entertainment world; (Rights: One year exclusivity in the U.S., indefinite number of airings, all media; Rights Expire one year from first air date);

Que Pasa Miami?—A 30 minute lifestyle show featuring activities to engage in and spots to visit in Miami; (Rights: One year exclusivity in the U.S., indefinite number of airings, Rights Expire: one year from first air date);

Frequencia Mix—A 30 minute music video show featuring pop music stars from the United States and the Latin music world including interviews with artists; (Rights: One year exclusivity in the U.S., indefinite number of airings, all media; Rights Expire: one year from first air date);

Entre Tomas—A 30 minute daily entertainment news program focusing on the latest news out of Hollywood and Latin America; (Rights: One year exclusivity in the U.S., indefinite number of airings, Rights Expire: one year from first air date);

Medores Goles—A 60 minute soccer highlight show airing weekly; (Rights: One year exclusivity in the U.S., indefinite number of airings, Rights Expire: one year from first air date);

A Que Kiko—A 30 minute sitcom; (Rights: One year exclusivity in the U.S., cable only, two airings; Rights Expire: one year from first air date);

Los Anos Peridos—A 60 minute classic Mexican telenovella; (Rights: One year exclusivity in the U.S., cable only, two airings; Rights Expire: one year from first air date); and

Mango TV—A 60 minute interactive talk/game show which allows viewers to text message answers to the show to try and win prizes. (Rights: One year exclusivity in the U.S., indefinite number of airings, Rights Expire: one year from first air date)

Latin Television's Intellectual Property

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

LTV's operations are not based on intellectual property in the same way companies in other industries are (e.g., patents in the biomedical field). LTV will own copyrighted materials in the same way that other media companies do (See Section (g) above) and will have the same types of copyright protections available to other media companies. LTV will take those steps necessary to formalize any copyright protection of its media content such as including appropriate copyright disclaimers on broadcasts and monitoring, the extent possible, the use of any copyrighted materials or potential copyright infringement. Such disclaimers currently in use are:

> *"The textual, photographic, video, audio, and combined audiovisual programs and products resulting from the Latin Television, Inc.'s television program are protected under U.S. and international laws as copyrighted works. Anyone who displays, reproduces, copies, creates derivative works, or sells our textual, photographic, video or audiovisual programs for commercial or non-commercial purposes without our permission violates the copyright laws and is liable for copyright infringement.*

Likewise, the Latin Television, Inc.'s trademarks and service mark are protected by state, federal, and international trademark laws. Any person who uses our marks for commercial or non-commercial purposes without our permission on goods or services in such a way that it dilutes the distinctive quality of our marks or that creates the likelihood of confusion with our marks is liable for trademark infringement.

Liability for copyright or trademark infringement involves the potential for significant civil damages, including in particular cases, statutory damages, liability for up to three times actual damages, and attorneys fees."

The Company did not spend any funds for research and development during the past fiscal year. The Company does not expect to spend any funds on research and development during fiscal year 2006.

Governmental Regulation of LTV Business

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

LTV operations are regulated by governmental agencies. In particular, LTV broadcast content is governed by the Federal Communications Commission ("FCC"). The FCC is an independent United States government agency, directly responsible to Congress. The FCC was established by the Communications Act of 1934 and is charged with regulating interstate and international communications by radio, television, wire, satellite and cable. The FCC's jurisdiction covers the 50 states, the District of Columbia, and U.S. possessions.

The FCC staff is organized by function. There are six operating Bureaus and ten Staff Offices. The Bureaus' responsibilities include: processing applications for licenses and other filings; analyzing complaints; conducting investigations; developing and implementing regulatory programs; and taking part in hearings. The two bureaus of most concern to LTV would be the Enforcement and Media Bureaus.

The Enforcement Bureau is the primary organizational unit within the FCC that is responsible for enforcement of provisions of the Communications Act, the Commission's rules, Commission orders and terms and conditions of station authorizations. Major areas of enforcement that are handled by the Enforcement Bureau are:

(1) consumer protection enforcement;

(2) local competition enforcement; and

(3) public safety/homeland security enforcement.

The Media Bureau is organized into several divisions. The Video Division licenses commercial and noncommercial educational TV, Low Power TV, Class A TV, TV translators and TV Booster broadcast services. The Division provides legal and technical analysis of applications and recommends appropriate disposition of applications, requests for waivers and other pleadings. The Industry Analysis Division conducts and participates in proceedings regarding media ownership and the economic aspects of existing and proposed rules and policies. The Division reviews license transfers that implicate significant policy issues. The Division collects, compiles, analyzes and develops reports on relevant industry and market data and information, including preparing the annual report to Congress on the status of competition in the market for the delivery of video programming.

Because LTV content falls within the jurisdiction of the FCC, it is possible that FCC activity could materially adversely affect LTV operations if it should revoke broadcast licenses of stations carrying LTV content, imposes regulations which reduce the ability of LTV to broadcast its content, or assess fines or penalties against LTV pertaining to its broadcast content.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

LTV has no subsidiaries.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

Material Events in the Development of Latin Television, Inc.

Latin Television, Inc. was originally incorporated as Edmar, Ltd., on October 27, 1992 in the State of Nevada. On June 26, 1998, Edmar, Ltd., changed its name to Transtar Communications, Inc. On April 19, 2001, Transtar Communications, Inc. changed its name to Transtar Holdings, Inc. On November 12, 2002, Transtar Holdings, Inc. became MegaMedia Interactive, Inc. On January 20, 2006, MegaMedia Interactive, Inc. changed its name to Latin Television, Inc., and with the name change new management took control of the Company.

New LTV Acquisition, LLC, was formed on May 10th, 2004. On October 6th, 2004, New LTV Acquisition, LLC acquired LTV Networks, Inc. out of Chapter 11 bankruptcy proceedings.

On February 15, 2006, New LTV Acquisition, LLC executed an agreement to be merged with Latin Television, Inc. As a result of the merger, on February 15, 2006 a new management team came in to operate Latin Television, Inc., headed by Chief Executive Officer Randall Appel. The merger became official on July 20, 2006.

On January 20, 2006, the date of the Company's name change to Latin Television, Inc., there were 51,364,349 common shares issued and outstanding. On February 9, 2006, the Company instituted a 100:1 reverse split of its common stock, resulting in 515,027 (after rounding) shares issued and outstanding at the time of the merger between New LTV Acquisition, LLC, and Latin Television, Inc. on February 15, 2006.

A total of 20,000,000 shares were issued in connection with the merger agreement, and an additional 750,030 shares have been issued since the merger. As of the date of this offering, there are 21,265,057 shares issued and outstanding.

Another significant event was the development of various strategic relationships. Currently, LTV is in the process of developing strategic relationships with the Baral Group and 3Circles Media to obtain its content and with Active International as a source for sale of its advertising time. Additionally, LTV plans to ally itself with Globecast, a subsidiary of France Telecom. Globecast is a €350m global content management and content delivery company. Via its worldwide satellite and fiber network, the company manages and transports 10 million hours of video and other rich media yearly for its core customer base of broadcasters, as well as corporate, government and retail clients. The Company is currently negotiating with Globecast to become LTV's technical partner in obtaining greater distribution of its content in the area of digital channel distribution platforms on every continent.

Events that Need to Occur to Make Latin Television, Inc. Profitable

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

LTV was not profitable during its last fiscal year. For LTV to become profitable, it will have to increase its distribution to more households in order to become competitive for advertising dollars. Generally, advertisers consider 35 million homes to be an effective casting. LTV will therefore have to obtain distribution to at least this many homes to become competitive and obtain sufficient advertising revenues to become profitable.

If LTV can continue to implement its business model, the Company could achieve profitability and positive cash flow by mid-2007. This assumes LTV's ability to raise necessary operating capital, obtain appropriate content and begin its use of low power TV stations to increase its regional and local distribution of content. Such events can be summarized as follows:

Event or Milestone	**Expected manner of occurrence or method of achievement**	**Date or number of months after receipt of proceeds when should be accomplished**
Content distribution through cable, broadcast, satellite and broadband	Entering into local management agreements with affiliate stations	6 months
Secure long term advertising commitments from National Sponsors	Increasing distribution through expanding network of stations	12 months
Create original content for distribution pipeline	Ramp up of in-house programming and acquisition of talent	18 months
Content distribution reaches 35 million homes	Utilizing current plan to expand distribution of content through various alliances, and production of	24 months

original content; strategic alliances with advertising groups.

LTV's milestones can be measured in two ways. They will be represented by LTV's ability to increase its distribution and its ability to attract local and national advertising.

As previously stated, LTV's intent over the next six months is to attract multiple sources of distribution. These include cable, broadcast, satellite, and broadband. Initially, LTV intends to sign a series of local management agreements and several affiliate stations to give significant impetus to increasing our distribution. This will in turn allow us to pursue large long term advertising commitments from National Sponsors as well as local businesses who are trying to promote themselves within their local community.

Historically, distribution and programming drive revenue. The second part of our strategy, and no less important, is an attempt to create original content which is significant and has never been seen in the United States. LTV intends to do this under our programming contract with Baral Group and where necessary seek additional content internationally to fulfill our viewership needs. Original content is more likely to attract new sponsors than concepts that have been used in the marketplace in the past.

(b)State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

LTV's failure to develop or obtain original content, obtain access to low power TV station distribution and increase advertising revenues by increasing its distribution could result in the company's growth being significantly slowed and may result in the company seeking additional funding to obtain operating capital until its goals are achieved.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

The following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

The net, after-tax earnings for the last fiscal year of LTV were:

Total: A loss of $(978,044), or ($(.0078) per share)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

LTV did not have profits and therefore there is no multiple of earnings available to report.

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

The net tangible book value of LTV defined as net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities is:

$9,507,264 ($.447per share)

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

On January 12, 2006, the Company issued 22,750,000 restricted shares to five non-affiliated individuals subject to Rule 144 for services provided to the Company prior to June 30, 2005. At that point, there were 51,364,349 shares issued and outstanding.

On February 9, 2006, the Company completed a 100:1 reverse split of the common stock, resulting in 515,007 shares issued and outstanding.

On February 13, 2006, the Company issued 1 share to Oppenheimer & Co., Inc., under a beneficial owner round up, resulting in 515,008 shares issued and outstanding.

On February 15, 2006, the Company issued 19 shares to 2 companies, under a beneficial owner round up, resulting in 515,027 shares issued and outstanding.

On February 15, 2006, the Company issued 3,554,000 restricted shares to affiliate IFEX NV subject to Rule 144 resulting in 4,069,027 shares issued and outstanding. These shares were issued in connection with the merger between Latin Television, Inc. and New LTV Acquisition, LLC. (See Exhibit E-6, Material Contracts)

On February 15, 2006, the Company issued 16,446,000 restricted shares to affiliate Hans Jonas Pettersson subject to Rule 144, resulting in 20,515,027 shares issued and outstanding. Subsequently, on or about July 31, 2006, Pettersson transferred 2,000,000 restricted shares to Randall Appel, LTV Chief Operating Officer, 1,084,518 restricted shares to IFEX, and 1,488,554 restricted shares to Active Media Services, Inc. These shares were issued in connection with the merger between Latin Television, Inc. and New LTV Acquisition, LLC. (See Exhibit E-6, Material Contracts)

On February 23, 2006, the Company issued 5 shares to TD Waterhouse under a beneficial owner round up, resulting in 20,515,032 shares issued and outstanding.

On March 3, 2006, the Company issued 750,000 restricted shares to 1 non-affiliated individual, subject to Rule 144, resulting in 21,265,032 shares issued and outstanding. The shares were issued in connection with services provided to the Company.

On March 3, 2006, the Company issued 1 share to Brown Brothers Harriman, under a beneficial owner round up, resulting in 21,265,033 shares issued and outstanding.

On March 10, 2006, the Company issued 2 shares to AG Edwards & Sons, under a beneficial owner round up, resulting in 21,265,035 shares issued and outstanding.

On March 21, 2006, the Company issued 22 shares to Morgan Stanley DW, under a beneficial owner round up, resulting in 21,265,057 shares issued and outstanding.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

Shares to be Held by New Investors

Currently there are 21,265,057 shares issued and outstanding. Of the total shares issued and outstanding, 21,176,559 are restricted and subject to Rule 144. There are 88,498 free trading shares as of July 31, 2006, of which 74,240 are in CEDE (Public Float). Should LTV sell all the shares expected pursuant to this offering, the investors in this offering will have 70% of outstanding common stock, which upon completion of the offering the total outstanding shares shall be 71,265,057 (comprised of approximately 1532 shareholders of record).

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: $7,126,806 *

- These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: N/A. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $N/A.
- The Company has established the offering price per share based on what it believes to be an accurate reflection of the current trading market, taking into consideration that the shares are thinly traded at this time, that the share sales volume has been minimal historically and that current market prices on the Pink Sheets do not necessarily accurately reflect the market value of a particular security.

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) *The following table sets forth the use of the proceeds from this offering:*

		If Minimum Sold	%	If 25% Sold	%	If 50% Sold	%	If 75% Sold	%	If Maximum Sold	%
		Amount		Amount		Amount		Amount		Amount	
Total Proceeds		$0		$1,250,000		$2,500,000		$3,750,000		$5,000,000	
Less: Offering Expenses											
	Commissions	$0	0%	$0	0%	$0	0%	$0	0%	$0	0%
	Finders Fees	$0	0%	$0	0%	$0	0%	$0	0%	$0	0%
	Legal/Acct	$0	0%	$12,500	1%	$25,000	1%	$37,500	1%	$50,000	1%
	Copying	$0	0%	$0	0%	$0	0%	$0	0%	$0	0%
	Advertising	$0	0%	$0	0%	$0	0%	$0	0%	$0	0%
	Other	$0	0%	$0	0%	$0	0%	$0	0%	$0	0%
Total Offering Expenses		$0	0%	$12,500	1%	$25,000	1%	$37,500	1%	$50,000	1%
Net Proceeds from Offering		$0	0%	$1,237,500	99%	$2,475,000	99%	$3,712,500	99%	$4,950,000	99%
Use of Net Proceeds											
	Equipment Purchase	$0	0%	$25,000	2%	$50,000	2%	$75,000	2%	$100,000	2%
	Programming	$0	0%	$900,000	72%	$1,800,000	72%	$2,700,000	72%	$3,600,000	72%
	Sales and Marketing	$0	0%	$137,500	11%	$275,000	11%	$412,500	11%	$550,000	11%
	Operating Capital	$0	0%	$125,000	10%	$250,000	10%	$375,000	10%	$500,000	10%
	Loan Reduction	$0	0%	$25,000	2%	$50,000	2%	$75,000	2%	$100,000	2%
	Unallocated Uses	$0	0%	$25,000	2%	$50,000	2%	$75,000	2%	$100,000	2%
Total Use of Net Proceeds		$0	0%	$1,237,500	99%	$2,475,000	99%	$3,712,500	99%	$4,950,000	99%
Totals		$0	0%	$1,250,000	100%	$2,500,000	100%	$3,750,000	100%	$5,000,000	100%

Notes:

Equipment Purchase: Servers, Master Control System, Post Production

Hardware/Software, Camera Equipment Rentals and Deposits

Programming: Acquisition and Production of Programming for Network, Post Production, Deliverables

Marketing and Sales: Materials, sales kits, travel, web site design and hosting, advertising, promotional items, personnel

Operating Capital: Executive salaries, rent, phones, staff, insurance, travel, ongoing legal and accounting, operating overhead including interest payments, materials and supplies.

Loan Reduction: Reduction of outstanding loans

Unallocated Uses: Contingency for unforeseen expenses, costs that do not fall under one of the above specific categories

(b) *If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.*

The proceeds from the sale of securities pursuant to this Form 1-A will be used on a pro-rata basis in the priority set forth above in the column "If Maximum Sold." (i.e., if $1,250,000 total is raised (25% of the Offering), then 2% of the $1,250,000, or $25,000 would be allocated to Equipment Purchase. 72%, or $900,000 would be allocated to Programming, etc.). In addition, management may elect to adjust individual allocations as dictated by the normal course of business.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) *If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.*

No material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering.

(b) *If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.*

No material part of the proceeds of this offering is to be used to discharge indebtedness. The Company does have loans, which require interest payments to be made. The IFEX loan totals $1,848,787 and carries an interest rate of 8%. Interest payments are due quarterly with the principal balance due in June 2007. The Condor Insurance note totals $250,000 and carries an interest rate of 10%. The Company is anticipating that some of the principal indebtedness may be retired from the proceeds of this offering on a limited basis. Interest payments are made during the normal course of business operations.

(c) *If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.*

No material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business. No assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates.

(d) *If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:*

None of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise.

11. *Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.*

LTV is not having nor does it anticipate having within the next 12 months any cash flow or liquidity problems and is not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring LTV to make payments. No significant amount of the Company's trade payables have not been paid within the stated trade term. LTV is not subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof.

12. *Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.*

The proceeds from this offering will satisfy LTV's cash requirements for the next 12 months, and it will not be necessary to raise additional funds to meet its cash requirements for that time period.

CAPITALIZATION

13. *Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancing) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:*

	Amount Outstanding		
	As of:	As Adjusted	
	6/30/2006 (date)	Minimum	Maximum
Debt:			
Short-term debt (average interest rate 10%)	$560,000	$560,000	$560,000
Long-term debt (average interest rate 8%)	$1,848,787	$1,848,787	$1,848,787
Total debt	$3,103,006	$3,103,006	$3,103,006
Common stock — par or stated value	$21,265	$26,265	$26,265
Additional paid in capital	$10,621,384	$15,616,384	$15,616,384
Retained earnings (deficit)	$(1,533,550)	$(1,533,550)	$(1,533,550)
Total stockholders equity (deficit)	$9,109,099	$14,109,099	$14,109,099
Total Capitalization	$9,109,099	$14,109,099	$14,109.099

Number of preferred shares authorized to be outstanding: **10,000,000 (None outstanding)**

Number of Class of Preferred	Par Value Shares Authorized	Per Share	Outstanding
Class A Preferred	**750,000**	**$.001**	0

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: **N/A**

DESCRIPTION OF SECURITIES

14. *The securities being offered hereby are:*

[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of:

____

[ ] Other:______________________________

15. *These securities have:*

Yes No

[ ] [X] Cumulative voting rights

[ ] [X] Other special voting rights

[ ] [X] Preemptive rights to purchase in new issues of shares

[ ] [X] Preference as to dividends or interest

[ ] [X] Preference upon liquidation

[ ] [X] Other special rights or preferences (specify): ____________________

Explain: N/A

16. *Are the securities convertible?* [ ] Yes [X] No
If so, state conversion price or formula.
Date when conversion becomes effective: ____/____/____
Date when conversion expires: ____/____/____

17. *(a)* *If securities are notes or other types of debt securities*: **N/A**

(1) What is the interest rate? ________%
If interest rate is variable or multiple rates, describe: ____________________

(2) What is the maturity date? ____/____/____
If serial maturity dates, describe: ______________________________

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No
Describe: ____

(4) Is there a trust indenture? [ ] Yes [ ] No
Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No
Describe, including redemption prices: ______________________________

(6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No
Describe: ____

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $____________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $____________

How much indebtedness is junior (subordinated) to the securities? $ ____________

(b) No notes or other types of debt securities are being offered.

Last Fiscal Year

		Pro Forma	
	Actual	**Minimum**	**Maximum**
"Earnings" / "Fixed Charges" =	____________	____________	____________
If no earnings show "Fixed Charges" only	____________	____________	____________

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

Are unpaid dividends cumulative? [ ] Yes [ ] No

Are securities callable? [ ] Yes [ ] No

Explain: **N/A**

Note: **Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.**

19. *If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise*: N/A

20. *Current amount of assets available for payment of dividends if deficit must be first made up, (show deficit in parenthesis):* $ 0

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

N/A.

There are no selling agents in this offering. The offering will be completed by a direct offering to the investors.

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

There is no compensation being offered to selling agents or finders, including cash, securities, contracts or other consideration as part of this offering. The Company will not indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

N/A

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

N/A. This offering is not being made through selling agents.

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [X] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

N/A

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

N/A

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [X] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

Current outstanding stock which may have resale restriction would have such restriction under Rule 144. It is not possible to determine when those restrictions would terminate as they may be different with respect to each shareholder. Notwithstanding the foregoing, approximately 65% of the common stock (13,872,928 shares) is owned and or controlled by management and will not be available for resale until February 2008 as long as those holders remain affiliated with the Company. In addition, another 29% of the common stock (6,127,072 shares) is also subject to Rule 144 restrictions until February 2007.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with another public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

The Company has not within the last five years paid dividends, made distributions upon its stock or redeemed any securities.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: Chief Executive Officer
President, Treasurer, Director

Name: Randy S. Appel Age: 60

Office Street Address:
3764 NW 124th Ave.
Coral Springs, FL. 33065 Telephone No.: (561)214-5565

1/2005 to Present CEO of New LTV Acquisition, LLC
7/2001-1/2005 President LTV Networks, Inc.

Education (degrees, schools, and dates): B.S. University of Missouri 1977

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: N/A

30. Chief Operating Officer: Title: Chief Operating Officer
Secretary, Director

Name: Luis Baraldi Age: 54

Office Street Address:
3764 NW 124th Ave.
Coral Springs, FL. 33065 Telephone No.: (561)214-5565

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates): BAA Lamar University 1973

Also a Director of the Company [ ] Yes [X] No

Indicate amount of time to be spent on Company matters if less than full time: N/A

31. Chief Financial Officer: TBD Title: ___________________________

Name: To Be Named Age: __________________

Office Street Address:
________________________________ Telephone No.: (____)_______________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

32. Other Key Personnel:

(A) Name: N/A Age: ________________

Title: ________________________________

Office Street Address:
________________________________ Telephone No.: (___)______________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

(B) Name: N/A Age: ______________

Title: ________________________________

Office Street Address:
________________________________ Telephone No.: (___)______________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

DIRECTORS OF THE COMPANY

33. Number of Directors: 3. If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

N/A

34. Information concerning outside or other Directors (i.e. those not described above):

(A) Name: Randy Appel — Age: 60

Title: Director

Office Street Address:
3764 NW 124th Ave.
Coral Springs, FL. 33065

Telephone No.:
(561)214-5565

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. (see above)

Education (degrees, schools, and dates):

(B) Name: Hans Jonas Pettersson — Age: 47

Title: Director

Office Street Address:
3764 NW 124th Ave.
Coral Springs, FL. 33065

Telephone No.:
(561)214-5565

2003-Present: Director of Latin Television, Inc.; Director, Ashby Limited; Managing Member, New LTV Acquisition, LLC
2000-2003 Partner, Schutte, C.S.

Education (degrees, schools, and dates): Econ Soderslats Gymnasiet 1978

(C) Name: Luis Baraldi — Age: 54

Title: Director

Office Street Address:
3764 NW 124th Ave.
Coral Springs, FL. 33065

Telephone No.:
(561)214-5565

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Mr. Baraldi, our Chief Operating Officer, is currently an owner of Baral, Inc., a full service sports and entertainment company operating in Mexico and the United States for over 25 years. As a corporate video company, Baral produces television, video, web content, CD-ROM and DVD projects for clients throughout the United States, and Latin America. Mr. Baraldi has been involved in all aspects of the company's operations, including responsibilities for events, project development, production and distribution.

Education (degrees, schools, and dates): BAA Lamar University 1973

35. (a) *Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?*

[X] Yes [ ] No Explain:

Mr. Baraldi, our Chief Operating Officer, is currently an owner of Baral, Inc., which has a contract in place to provide programming to LTV, and has experience in the Hispanic television industry. Baral is a full service sports and entertainment company operating in Mexico and the United States for over 25 years. As a corporate video company, Baral produces television, video, web content, CD-ROM and DVD projects for clients throughout the United States, and Latin America

Baral is headquartered in Coral Springs, Florida with a satellite office in Mexico City, Mexico. In 2005, Baral owns a state-of-the-art Television studio in Coral Springs which is fully operational as a post-production and live production facility.

Over the course of the past 25+ years of operation, Baral has owned and operated over 75 ATP professional tennis events, 40 professional volleyball events, and countless youth programs focused on inner-city children finding guidance through exposure to sports, specifically tennis.

In the last five years, Baral had been responsible for the production of the highly successful Football Legends television series, aired on HBO, A year in the Life of Lorena Ochoa, aired on ESPN, and a daily sports news program, Diario Fox Sports, aired on the Fox Sports network.

Mr. Appel, our Chief Executive Officer, has been active in the Hispanic television industry since 2001. He is responsible for the day to day operations of LTV, and has negotiated several contracts for LTV, including agreements with Baral and Active Media International.

(b) *If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.*

All new projects brought into LTV go through a title clearance check prior to the program moving forward or being distributed to verify chain of title history. Proprietary information is limited to the copyrights on material produced and or distributed by LTV. In addition, all contract negotiations with Baral Group, Inc. are handled by Mr. Appel to avoid any conflict of interest between LTV and Baral, which is owned by LTV Chief Operating Officer Luis Baraldi.

(c) *If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.*

N/A

(d) *If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.*

N/A

(e) *LTV does not currently maintain key man life insurance policies on any of its Officers, Directors or key personnel.*

36. *If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.*

Randall S. Appel is the Chief Executive Officer of LTV. In October 2001, he filed an action in Bankruptcy Court. The action was filed under Chapter 7 of the Bankruptcy Code and his debts were discharged.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Principal owners of the Company are those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding.

Name of Shareholder	**Jonas Pettersson**
Office Address	**3764 124th Ave. Coral Springs, FL. 33065**
Principal Occupation	**Director of various corporations**
Class of Shares	**Common Stock**
No of Shares Now Held % of Total	**10,809,676 51%**
No. of Shares After Offering if All Securities Sold % of Total	**10,809,676 15%**
Name of Shareholder	**IFEX, NV**
Office Address	**Keizergacht 365 Amsterdam Netherlands 1016EJ**
Principal Occupation	**Corporate Holder with no principal occupation**
Class of Shares	**Common Stock**
No of Shares Now Held % of Total	**4,638,518 22%**
No. of Shares After Offering if All Securities Sold % of Total	**4,638,518 7%**
Name of Shareholder	**Randall S. Appel**
Office Address	**3764 124th Ave. Coral Springs, FL. 33065**

Principal Occupation	**Chief Executive Officer, President, Treasurer Attorney**
Class of Shares	**Common Stock**
No of Shares Now Held % of Total	**2,000,000** **9%**
No. of Shares After Offering if All Securities Sold % of Total	**2,000,000** **3%**
Name of Shareholder	**Baral, Inc.**
Office Address	**201 Alhambra Cr., Suite 502** **Coral Gables, FL 33134**
Principal Occupation	**Officer (Luis F. Baraldi)**
Class of Shares	**Common Stock**
No of Shares Now Held % of Total	**1,063,252** **5%**
No. of Shares After Offering if All Securities Sold % of Total	**1,063,252** **2%**

38. Number of shares beneficially owned by Officers and Directors as a group:

Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 13,872,928 shares (65 % of total outstanding)

After offering:

a) Assuming minimum securities sold: 13,872,928 shares (65 % of total outstanding)

b) Assuming maximum securities sold: 13,872,928 shares (20 % of total outstanding)

(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

N/A

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

LTV has a production agreement in place with Baral, Inc., which is owned by Luis Baraldi, who is the Chief Operating Officer of LTV. The agreement was negotiated by Randall Appel, our Chief Executive Officer, and was entered into on March 17, 2006 and will expire on March 16, 2008. It results in Baral producing Spanish language programming for LTV. The agreement requires LTV to pay Baral $150,000 per month during the term of the contract. Upon expiration of the agreement, LTV will pay Baral $2,500 per news and sports show and $10,000 per soccer game, boxing or wrestling match produced and $1,000 per every 30 minutes of shows produced by Baral LTV will retain the copyrights to all content produced under the terms of the agreement.

Because of the inherent conflict of interest that could occur due to Baral being owned by Mr. Baraldi, LTV's Chief Operating Officer, and to ensure that all transactions contemplated with Baral are done at am arm's length as much as possible, all negotiations and subsequent contract executions with Baral have been and will be conducted by Randall Appel, our Chief Executive Officer.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

LTV Board of Director member Hans Jonas Pettersson has personally guaranteed loans from IFEX and Condor Insurance. The guarantees can be called upon default by the Company of the terms and conditions of the loans. The IFEX loan totals $1,848,787 and carries an interest rate of 8%. Interest payments are due quarterly with the principal balance due in June 2007. The Condor Insurance note totals $250,000 and carries an interest rate of 10%. The Company is anticipating that some of the principal indebtedness may be retired from the proceeds of this offering. Interest payments are made during the normal course of business operations.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	**Other**
Officers:		
Chief Executive Officer	$40,000	$0
Chief Operating Officer	$25,000	$0
Chief Accounting Officer	$0	$0
Key Personnel:		
Corporate Development	$40,000	$30,000
Others:	$0	$0
Total:	$105,000	$30,000

Directors as a group (Number of persons: 3)	$40,000	$30,000

Note: Corporate Development includes programming acquisition, legal, accounting, administrative and business development services.

Directors' remuneration during the last fiscal year for services provided to Company.

Chief Executive Officer Randall Appel received 2,000,000 shares from Director Hans Jonas Pettersson in July 2006.

(b)If remuneration is expected to change or has been unpaid in prior years, explain:

To date, our executives have received limited compensation from the Company during the development and early operating stages. The executives elected not to receive a normal salary until the Company was properly funded and operations were well under way. It is anticipated that the funds raised through this offering will be used in part to pay salaries to the executives of LTV in accordance with the Use of Proceeds. The specific amounts will be determined by the total amount raised and the ongoing revenues generated by the Company. In the event the total amount is not raised and the Company revenues do not meet budget requirements, some or all of executive compensation may be deferred or paid through the issuance of common stock.

(c) If any employment agreements exist or are contemplated, describe:

The Company plans on entering into employment contracts with its key executives upon successful completion of this Offering, which LTV expects will occur during fiscal year 2006. At, present, the Company does not have any employment contracts in place.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights:

0 shares (0% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities).

Indicate which have been approved by shareholders.

N/A

State the expiration dates, exercise prices and other basic terms for these securities:

N/A

(b)Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants:

0 shares.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

Such approvals shall be made according to the terms of the Company By-Laws and Articles of Incorporation.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

The Company is dependent upon Randall Appel, its Chief Executive Officer and Secretary. The Company will also need to employ a Chief Financial Officer, a Director of Programming, a Director of Affiliate Relations and a Director of Acquisitions. The Company plans to enter into employment contracts with these key personnel during fiscal year 2006. In the event any of the above personnel should leave now or after they are hired, there currently is nothing in place that would prevent them from competing upon their termination.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition or operations.

LTV has no past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

LTV is not an S corporation under the Internal Revenue Code of 1986, nor is it anticipated that any significant tax benefits will be available to investors in this offering.

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

None.

FINANCIAL STATEMENTS

1. **Interim Consolidated Financial Statement for Latin Television, Inc., January 1, 2006 through June 30, 2006 prepared by Management**

2. **Interim Reviewed Consolidated Financial Statement for Latin Television, Inc., January 1, 2006 through February 15, 2006**

3. **Audited Financial Statement for New LTV Acquisition, L.L.C., as of December 31, 2005**

Interim Consolidated Financial Statement for Latin Television, Inc., January 1, 2006 through June 30, 2006 prepared by Management

Latin Television, Inc.
Balance Sheet

ASSETS

	June 30, 2006	December 31, 2005
	unaudited	audited
Current Assets		
Cash	$ 60,940	$ 189,483
Loan Receivable (note 1)	400,000	400,000
Trade Credits (note 2)	$ 10,000,000	10,000,000
Tapes Inventory	5,042	5,042
Prepaid Operating Expenses		
Total Current Assets	10,465,982	10,594,525
Fixed Assets		
Equipment	38,362	38,362
Other Assets		
Acquisition of LTV (note 3)	1,525,000	1,525,000
Development Costs (note 4)	177,000	177,000
Office rent deposit	5,761	
Subtotal	1,746,123	1,740,362
Total Assets	$ 12,212,105	$ 12,334,887
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 50,800	231,103
Accrued Interest on Notes Payable	188,849	115,592
Short Term Notes Payable (note 5)	250,000	250,000
LTV Acquisition Payable (note 6)	310,000	380,000
Total Current Liabilities	799,649	976,695
Long Term Liabilities		
Long Term Notes Payable (see note 7)	1,848,787	1,848,787
Investment in LLC payable	454,570	-
Total Liabilities	3,103,006	2,825,482
Stockholders' Equity		
Common Stock; Par Value $.001 Per Share; Authorized 2,500,000,000 Shares; 21,265,057 shares Issued and Outstanding, June 30, 2006 and	21,265	28,614

28,614,349 shares issued and Outstanding, December 31, 2005		
Preferred Stock; Authorized 10,000,000 shares, no shares are issued or outstanding	-	-
Additional Paid in Capital	10,621,384	10,458,835
Retaining Earnings	(1,533,550)	(978,044)
Total Stockholders' Equity	9,109,099	9,509,405
Total Liabilities and Stockholders' Equity	$ 12,212,105	12,334,887

The accompanying notes are an integral part of theses financial statements.

Latin Television, Inc.
Statement of Operations
For Period January 1 thru June 30, 2006

	For the Period Ended, June 30, 2006	December 31, 2005
REVENUE	$ -	$ -
Total Revenue	$ -	$ -
EXPENSES		
Costs of services	166,324	603,494
Sales and Marketing	-	
Programming Fees	190,000	20,000
General & Administrative	116,325	238,958
Total Expenses	472,649	862,452
NET OPERATING LOSS	472,649	862,452
OTHER INCOME (EXPENSES)		
Interest (Expense)	82,857	115,592
Other income (expense)	-	-
Gain on extinguishment of debt	-	-
Total Other Income (Expenses)	82,857	115,592
NET LOSS	(555,506)	(978,044)
BASIC LOSS PER COMMON SHARE	(0.0261)	(0.0078)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	21,265,057	125,000,000

The accompanying notes are an integral part of these financial statements

Latin Television, Inc.
Statement of Cash Flows

	For the Period Ended, June 30, 2006	December 31, 2005
OPERATING ACTIVITIES		
Net (loss) income for the period	$ (555,506)	$ (978,044)
Adjustments to reconcile net (loss) to cash provided (used) by operating activities:		
Changes in Operating Assets and Liabilities:		
Increase in Loans Receivable		(400,000)
Increase in Trade Credit Receivable		(10,000,000)
Increase in Fixed Assets		(38,362)
Increase in Tapes Inventory		(5,042)
Increase in Other Assets	(5,761)	(1,702,000)
Increase in Accounts Payable		231,103
Increase in Accrued Interest	82,857	115,592
Increase in Notes Payable Short term		250,000
Increase in Long Term Acquisition Payable		380,000
Increase in Long Term Notes Payable		1,848,787
Decrease in Accounts Payable	(186,003)	
Decrease in Long Term Acquisition Payable	(189,582)	
Net Change in Operating Assets	(298,489)	(9,319,922)
-		
Net Cash provided (used) by operating activities	**(853,995)**	**(10,297,966)**
Cash flows from financing activities:		
Increase from investment	570,252	
Increase from issuance of common stock	155,200	10,487,449
Cash provided (used) in financing activities	725,452	10,487,449
Increase (decrease) in cash	(128,543)	189,483
Cash at beginning of period	189,483	-
Cash at the end of the period	60,940	189,483

Latin Television, Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Preferred Stock		Additional Paid-In	Retained Earning	
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Totals
Balance at January 1, 2005	17,106,344	17,106	0	0	382,894	0	400,000
Shares issued for services	10,758,000	10,758			9,989,242		10,000,000
Shares issued for consulting	750,005	750	0	0	86,699	0	87,449
Net (loss) for the year ended, December 31, 2005	0	0				(978,044)	(978,044)
Balance at December 31, 2005	**28,614,349**	**$ 28,614**	**$ 0**	**$ 0**	**$10,458,835**	**(978,044)**	**$ 9,509,405**
Shares issued for services	22,750,000	22,750	0	0	-		22,750
Reverse Split 100:1 (2/9/06)	(50,849,342)	(50,849)	0	0	-		(50,849)
Shares issued to Management	3,554,000	3,554					3,554
Shares issued to Management	16,446,000	16,446			162,549		178,995
Shares issued for services	750,050	750					750
Net (loss) for period, January 1 thru February 15, 2006						(157,341)	(157,341)
Balance as of February 15, 2006	**21,265,057**	**21,265**	**0**	**0**	**$10,621,384**	**(1,135,385)**	9,507,264
Net loss 2/15 thru 6/30/06						(398,165)	
Balance as of June 30, 2006	**21,265,057**	**21,265**	**0**	**0**	**$10,621,384**	**(1,533,550)**	**9,109,099**

Latin Television, Inc.

Management notes to Financial Statements (unaudited)

1. Loans Receivable – A short-term note was provided to Mediator Underwriting, LTD. The purpose of the note is to build a strategic alliance with Mediator Underwriting, LTD for a future structured financial transaction. The note is payable on demand.

2. Trade Credits – Active International Corporate. Initially provided five million dollars in trade credits pursuant to an agreement which provides for Active to receive a seven percent interest in New LTV Acquisition, LLC. Subsequently, pursuant to an agreement for a "Strategic Alliance" between Active International and New LTV Acquisition, LLC. On a monthly basis as payment in part for equipment, advertising, services and other expenses.

3. Acquisition of LTV – LTV was acquired pursuant to a 363-asset purchase plan costing $1,525,000. Notes payable funded this acquisition with accrued interest from IFEX Corporation and the Condor Insurance Corporation. Subsequent to June 30, 2006, the balance of this note and accrued interest has been paid.

4. Development Costs - Monies spent covers deposits and fees under a local management agreement, engineering studies and market surveys.

5. Short-term Note – The Condor Insurance Corporation provided New LTV Acquisition, LLC with a short term note to pay off some balances owed per contract with the secured and unsecured creditors of LTV Networks, Inc. These payments were pursuant to the 363-asset purchase plan. The notes have a interest rate which accrues at 10% of the unpaid balance.

6. LTV Acquisition payable – this represents the remaining balance outstanding pursuant to the contract with the secured and unsecured creditors of LTV Networks, Inc. This is pursuant to the 363-asset purchase plan. The balance outstanding accrues at an interest rate of 8%.

7. Long Term Note – this note was made with the IFEX Corporation. Interest is payable on a quarterly basis at an interest rate of 8%. The principal is due and payable in its entirety in June 2007.

Interim Reviewed Consolidated Financial Statement for Latin Television, Inc., January 1, 2006 through February 15, 2006

LATIN TELEVISION, INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED FEBRUARY 15, 2006

ROBERT BERMAN CPA P.C.

April 24, 2006

THE BOARD OF DIRECTORS AND STOCKHOLDERS
LATIN TELEVISION, INC.
MIAMI FL

I HAVE COMPILED THE ACCOMPANYING CONSOLIDATED BALANCE SHEET OF LATIN TELEVISION, INC. AND ITS RELATED ENTITIES AND THE RELATED CONSOLIDATED STATEMENTS OF OPERATING EXPENSES AND CASH FLOWS AS OF FEBRUARY 15, 2006, IN ACCORDANCE WITH THE STANDARDS OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTING BOARD. ALL INFORMATION IS THE REPRESENTATION OF THE MANAGEMENT OF LATIN TELEVISION, INC.

A COMPILATION CONSISTS PRINCIPALLY OF COMPILING FINANCIAL DATA PROVIDED BY MANAGEMENT WITHOUT PERFORMING ANY ANALYTICAL PROCEDURES AND REVIEW OF SUPPORTING DOCUMENTATION. THIRD PARTY INFORMATION IS NOT CONFIRMED AND DOCUMENTATION TO SUPPORT TRANSACTIONS IS NOT PROVIDED BY MANAGEMENT. THE COMPILATION IS SUBSTANTIALLY LESS IN SCOPE THAN AN AUDIT IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS, THE OBJECTIVE OF WHICH IS TO EXPRESS AN OPINION ON THESE FINANCIAL STATEMENTS. ACCORDINGLY, I DO NOT EXPRESS AN OPINION.

RESPECTFULLY YOURS,

Robert Berman

ROBERT BERMAN CPA

LATIN TELEVISION, INC.
CONSOLIDATED BALANCE SHEET
FEBRUARY 15, 2006

ASSETS

CURRENT ASSETS		
CASH	$ 33,827	
LOAN RECEIVABLE (note 1)	400,000	
TRADE CREDITS(note 2)	10,000,000	
TAPES INVENTORY	5,042	
TOTAL CURRENT ASSETS		$ 10,438,869
FIXED ASSETS		
EQUIPMENT	$ 38,362	
TOTAL FIXED ASSETS		38,362
OTHER ASSETS		
ACQUISTION OF LTV(note 3)	$ 1,525,000	
ACQUISITIONS PENDING(note 4)	177,000	
TOTAL OTHER ASSETS		1,702,000
TOTAL ASSETS		$ 12,179,231

LATIN TELEVISION, INC.
CONSOLIDATED BALANCE SHEET
FEBRUARY 15, 2006

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
ACCOUNTS PAYABLE	$ 110,700	
ACCRUED INTEREST ON NOTES	132,480	
SHORT TERM NOTE PAYABLE (note 5)	250,000	
LTV ACQUISITION PAYABLE(note 6)	330,000	
TOTAL CURRENT LIABILITIES		$ 823,180
LONG TERM LIABILITIES		
LONG TERM NOTES PAYABLE (note 7)	$ 1,848,787	
TOTAL LONG TERM LIABILITIES		1,848,787
TOTAL LIABILITIES		$ 2,671,967
STOCKHOLDERS' EQUITY		
COMMON STOCK	$ 10,642,649	
RETAINED EARNINGS	(978,044)	
NET LOSS FROM OPERATIONS	(157,341)	
TOTAL STOCKHOLDERS' EQUITY		9,507,264
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 12,179,231

LATIN TELEVISION, INC.
CONSOLIDATED STATEMENT OF OPERATING EXPENSES
FOR THE PERIOD JANUARY 1 THRU FEBRUARY 15, 2006

OPERATING EXPENSES

PROGRAMMING FEES	$ 85,000
ACCOUNTING SERVICES	3,500
TRAVEL & LODGING	737
MANAGEMENT FEES	50,600
INTEREST EXPENSES	16,888
TAXES	536
LICENSES & PERMITS	80
TOTAL OPERATING EXPENSES	$ 157,341

LATIN TELEVISION, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED FEBRUARY 15, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:		
NET LOSS FROM OPERATIONS		$ (157,341)
CHANGES IN OPERATING ASSETS AND LIABILITIES:		
DECREASE IN ACCOUNTS PAYABLE	$ (120,403)	
INCREASE IN ACCRUED INTEREST	16,888	
DECREASE IN ACQUISITIONS PAYABLE	(50,000)	
NET CHANGE IN OPERATING ASSETS		(153,515)
INCREASE IN INVESTMENT OF COMMON STOCK		155,200
NET DECREASE IN CASH		$(155,656)
CASH AT BEGINNING OF YEAR		$ 189,483
CASH AT FEBRUARY 15, 2006		33,827
NET DECREASE IN CASH		$ 155,656

LATIN TELEVISION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. LOANS RECEIVABLE - A short term note was provided to Mediator Underwriting, LTD. The purpose of the note is to build a strategic alliance with Mediator Underwriting LTD for a future structured financial transaction. The note is payable on demand.

2. TRADE CREDITS – Active International Corp. initially provided five million dollars in trade credits pursuant to an agreement which provides for Active to receive a seven percent interest in New LTV Acquisition LLC. Subsequently, New LTV Acquisition LLC received an additional five million in trade credits pursuant to an agreement for a "Strategic Alliance" between Active International and New LTV Acquisition LLC. The trade credits received will be utilized by New LTV Acquisition LLC on a monthly basis as payment in part for equipment, advertising, services and other expenses.

3. ACQUISITION OF LTV - LTV was acquired pursuant to a 363 asset purchase plan costing $1,525,000. This acquisition was funded by notes payable with accrued interest from IFEX Corporation and the Condor Insurance Corporation.

4. ACQUISITIONS PENDING – New LTV Acquisition Corp. is in the market to acquire other established television stations. Monies spent covers deposits, fees under a local management agreement, engineering studies and market surveys.

5. SHORT TERM NOTE – The Condor Insurance Corporation provided New LTV Acquisition LLC with a short term note to pay off some balances owed per contract with the secured and unsecured creditors of LTV Networks, Inc. These payments were pursuant to the 363 asset purchase plan. The interest rate accrues at 10 % on the unpaid balance.

6. LTV ACQUISITION PAYABLE - This represents the remaining balance outstanding pursuant to the contract with the secured and unsecured creditors of LTV Networks, Inc.. This is pursuant to the 363 asset purchase plan. The balance outstanding accrues at an interest rate of 8 %.

7. LONG TERM NOTE – This note was made with the IFEX Corporation. Interest is payable on a quarterly basis at an interest rate of 8 %. The principal is due and payable in its entirety in June 2007.

Audited Financial Statement for New LTV Acquisition, L.L.C., as of December 31, 2005

NEW LTV ACQUISITION, L.L.C.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005

ROBERT BERMAN CPA P.C.

April 4, 2006

TO THE MEMBERS OF
NEW LTV ACQUISITION LLC
MIAMI FL

I HAVE AUDITED THE ACCOMPANYING BALANCE SHEET OF NEW LTV ACQUISTION LLC AND THE RELATED STATEMENTS OF OPERATING EXPENSES AND CASH FLOWS AS OF DECEMBER 31, 2005 IN ACCORDANCE WITH THE STANDARDS OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTING BOARD.

IN MY OPINION, THE ACCOMPANYING BALANCE SHEET AND THE RELATED STATEMENTS OF OPERATING EXPENSES AND CASH FLOWS, PRESENT FAIRLY, IN ALL MATERIAL RESPECTS, THE FINANCIAL POSITION OF NEW LTV ACQUISITION LLC AT DECEMBER 31, 2005 IN CONFORMITY WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA. THESE FINANCIAL STATEMENTS ARE THE RESPONSIBILTY OF NEW LTV ACQUISITION LLC MANAGEMENT. MY RESPONSIBILITY IS TO EXPRESS AN OPINION ON THESE FINANCIAL STATEMENTS BASED ON MY AUDIT.

THE AUDIT WAS CONDUCTED IN ACCORDANCE THE STANDARDS OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTING BOARD. THOSE STANDARDS REQUIRE THAT THE AUDIT BE PLANNED AND PERFORMED TO OBTAIN REASONABLE ASSURANCE ABOUT WHETHER THE FINANCIAL STATEMENTS ARE FREE OF MATERIAL MISSTATEMENT. AN AUDIT OF FINANCIAL STATEMENTS INCLUDES EXAMINING ON A TEST BASIS, EVIDENCE SUPPORTING THE AMOUNTS AND DISCLOSURES IN THE FINANCIAL STATEMENTS, ASSESSING THE ACCOUNTING PRINCIPLES USED AND SIGNIFICANT ESTIMATES MADE BY MANAGEMENT, AND EVALUATING THE OVERALL FINANCIAL STATEMENT PRESENTATION. I BELIEVE THAT MY AUDIT PROVIDES A REASONABLE BASIS FOR MY OPINION.

RESPECTFULLY YOURS,

Robert Berman

ROBERT BERMAN CPA

NEW LTV ACQUISITION LLC
BALANCE SHEET
DECEMBER 31, 2005

ASSETS

CURRENT ASSETS		
CASH	$ 189,483	
LOAN RECEIVABLE (note 1)	400,000	
TRADE CREDITS(note 2)	10,000,000	
TAPES INVENTORY	5,042	
TOTAL CURRENT ASSETS		$ 10,594,525
FIXED ASSETS		
EQUIPMENT	$ 38,362	
TOTAL FIXED ASSETS		38,362
OTHER ASSETS		
ACQUISTION OF LTV(note 3)	$ 1,525,000	
ACQUISITIONS PENDING(note 4)	177,000	
TOTAL OTHER ASSETS		1,702,000
TOTAL ASSETS		$ 12,334,887

NEW LTV ACQUISITION LLC
STATEMENT OF OPERATING EXPENSES
FOR THE PERIOD JANUARY 1, THRU DECEMBER 31, 2005

OPERATING EXPENSES

AUTOMOBILE	$ 5,460
COMMISSIONS	14,000
LEGAL FEES	169,635
ACCOUNTING SERVICES	22,775
INSURANCE	10,000
OFFICE SUPPLIES, PRINTING & POSTAGE	2,940
TRAVEL & LODGING	68,491
MOVING & SHIPPING	2,455
BANK CHARGES	618
MANAGEMENT FEES	397,084
TELEPHONE	10,008
SATELLITE UPLINK	30,000
COMPUTER SERVICES & SOFTWARE	11,262
PRODUCTION COSTS	49,000
INTEREST EXPENSES	115,592
PROGRAMMING FEES	20,000
RENT	41,766
TAPES	6,958
TOTAL OPERATING EXPENSES	$978,044

NEW LTV ACQUISITION LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:		
NET LOSS FROM OPERATIONS		$ (978,044)
CHANGES IN OPERATING ASSETS AND LIABILITIES:		
INCREASE IN LOANS RECEIVABLE	$ (400,000)	
INCREASE IN TRADE RECEIVABLE	(10,000,000)	
INCREASE IN FIXED ASSETS	(38,362)	
INCREASE IN INVENTORY	(5,042)	
INCREASE IN OTHER ASSETS	(1,702,000)	
INCREASE IN ACCOUNTS PAYABLE	231,103	
INCREASE IN ACCRUED INTEREST	115,592	
INCREASE IN NOTES PAYABLE SHORT TERM	250,000	
INCREASE IN ACQUISITIONSPAYABLE	380,000	
INCREASE IN LONG TERM NOTES	1,848,787	
NET CHANGE IN OPERATING ASSETS		(9,319,922)
INCREASE IN MEMBERS INVESTMENT		10,487,449
NET INCREASE IN CASH		$ 189,483
CASH AT BEGINNING OF YEAR		0
CASH AT DECEMBER 31, 2005		$ 189,483
NET INCREASE IN CASH		$ 189,483

NEW LTV ACQUISITION LLC

NOTES TO FINANCIAL STATEMENTS

1. LOANS RECEIVABLE - A short term note was provided to Mediatur Underwriting, LTD. The purpose of the note is to build a strategic alliance with Mediator Underwriting LTD for a future structured financial transaction. The note is payable on demand.

2. TRADE CREDITS – Active International Corp. initially provided five million dollars in trade credits pursuant to an agreement which provides for Active to receive a seven percent interest in New LTV Acquisition LLC. Subsequently, New LTV Acquisition LLC received an additional five million in trade credits pursuant to an agreement for a " Strategic Alliance" between Active International and New LTV Acquisition LLC. The trade credits received will be utilized by New LTV Acquisition LLC on a monthly basis as payment in part for equipment, advertising, services and other expenses.

3. ACQUISITION OF LTV - LTV was acquired pursuant to a 363 asset purchase plan costing $1,525,000. This acquisition was funded by notes payable with accrued interest from IFEX Corporation and the Condor Insurance Corporation.

4. ACQUISITIONS PENDING – New LTV Acquisition Corp. is in the market to acquire other established television stations. Monies spent covers deposits, fees under a local management agreement, engineering studies and market surveys.

5. SHORT TERM NOTE – The Condor Insurance Corporation provided New LTV Acquisition LLC with a short term note to pay off some balances owed per contract with the secured and unsecured creditors of LTV Networks, Inc. These payments were pursuant to the 363 asset purchase plan. The interest rate accrues at 10 % on the unpaid balance.

6. LTV ACQUISITION PAYABLE - This represents the remaining balance outstanding pursuant to the contract with the secured and unsecured creditors of LTV Networks, Inc.. This is pursuant to the 363 asset purchase plan. The balance outstanding accrues at an interest rate of 8 %.

7. LONG TERM NOTE – This note was made with the IFEX Corporation. Interest is payable on a quarterly basis at an interest rate of 8 %. The principal is due and payable in its entirety in June 2007.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

Current losses are due to a lack of operating revenues. The Company anticipates that this will be corrected through the use of the proceeds of this offering as specified herein. The Company's expansion into new markets and the strategic alliance with Active International should result in LTV beginning to obtain operating revenue through the sale of advertising time. Additionally, LTV has created a workable budget that is planned to include necessary spending controls which should limit the amount of operating expenses necessary to carry out the LTV strategic business plan.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

LTV anticipates that the current trend in the growth of U.S. Hispanic population and buying power will make the demand for LTV programming grow. As LTV's strategic alliances begin working, it is anticipated that the distribution of LTV content will continue to grow from is current 12.5 million homes to more than 35 million homes. This growth will result in a greater ability to sell advertising time and ultimately to the company becoming profitable.

Latin Television, Inc. should succeed because it is our intention to be the first bi-lingual network specifically addressing the 18-39 demographic with original relevant content. Additionally, because of its partnership with an internationally know media buyer, LTV will have immediate access to advertising from many of the Fortune 1000 companies who are already clients of Active International. This is a historically underserved market which is by census data expected to posses over 1 Trillion dollars of disposable income within the next seven to ten years. The disposable income for this demographic currently exceeds over 500 Million dollars a year according to census data.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: N/A %. What is the anticipated gross margin for next year of operations? Approximately N/A %. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

N/A

50. Foreign sales as a percent of total sales for last fiscal year: N/A %. Domestic government sales as a percent of total domestic sales for last fiscal year: N/A %. Explain the nature of these sales, including any anticipated changes:

LTV has no foreign sales.

****

LTV

PART III

EXHIBITS

EXHIBIT INDEX

Exhibit (1) Underwriting Agreement

NOT APPLICABLE

Exhibit (2) Charter and By-Laws

SECRETARY OF STATE

STATE OF NEVADA

CERTIFICATE OF EXISTENCE WITH STATUS IN GOOD STANDING

I, DEAN HELLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that I am, by the laws of said State, the custodian of the records relating to filings by corporations, non-profit corporations, corporation soles, limited-liability companies, limited partnerships, limited-liability partnerships and business trusts pursuant to Title 7 of the Nevada Revised Statutes which are either presently in a status of good standing or were in good standing for a time period subsequent of 1976 and am the proper officer to execute this certificate.

I further certify that the records of the Nevada Secretary of State, at the date of this certificate, evidence, **LATIN TELEVISION INC**, as a corporation duly organized under the laws of Nevada and existing under and by virtue of the laws of the State of Nevada since October 27, 1992, and is in good standing in this state.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on May 23, 2006.

DEAN HELLER
Secretary of State

By

Certification Clerk

DEAN HELLER
Secretary of State

RENEE L. PARKER
Chief Deputy
Secretary of State

PAMELA RUCKEL
Deputy Secretary
for Southern Nevada

STATE OF NEVADA

OFFICE OF THE
SECRETARY OF STATE

CHARLES E. MOORE
Securities Administrator

SCOTT W. ANDERSON
Deputy Secretary
for Commercial Recordings

ELLICK HSU
Deputy Secretary
for Elections

Certified Copy

July 20, 2006

Job Number: C20060720-1351
Reference Number:
Expedite:
Through Date:

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State's Office, Commercial Recordings Division listed on the attached report.

Document Number(s)	**Description**	**Number of Pages**
20060460933-63	Merge In	36 Pages/1 Copies

Respectfully,

DEAN HELLER
Secretary of State

By

Certification Clerk

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138

DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Entity #
C11706-1992
Document Number:
20060460933-63

Date Filed:
7/20/2006 10:56:30 AM
In the office of

Dean Heller
Secretary of State

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 1

ABOVE SPACE IS FOR OFFICE USE ONLY

(Pursuant to Nevada Revised Statutes Chapter 92A)
(excluding 92A.200(4b))

1) Name and jurisdiction of organization of each constituent entity (NRS 92A.200). If there are more than four merging entities, check box [ ] and attach an 8 1/2" x 11" blank sheet containing the required information for each additional entity.

NEW LTV ACQUISITION, L.L.C.
Name of merging entity

DELAWARE	LIMITED LIABILITY CORPORATION
Jurisdiction	Entity type *

Name of merging entity

Jurisdiction	Entity type *

Name of merging entity

Jurisdiction	Entity type *

Name of merging entity

Jurisdiction	Entity type *

and,

LATIN TELEVISION, INC.
Name of surviving entity

NEVADA	CORPORATION
Jurisdiction	Entity type *

* Corporation, non-profit corporation, limited partnership, limited-liability company or business trust.

Filing Fee: $350.00

This form must be accompanied by appropriate fees.

DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 2

ABOVE SPACE IS FOR OFFICE USE ONLY

2) Forwarding address where copies of process may be sent by the Secretary of State of Nevada (if a foreign entity is the survivor in the merger - NRS 92A.190):

Attn:

c/o:

3) (Choose one)

[X] The undersigned declares that a plan of merger has been adopted by each constituent entity (NRS 92A.200).

[ ] The undersigned declares that a plan of merger has been adopted by the parent domestic entity (NRS 92A.180)

4) Owner's approval (NRS 92A.200)(options a, b, or c must be used, as applicable, for each entity) (if there are more than four merging entities, check box [ ] and attach an 8 1/2" x 11" blank sheet containing the required information for each additional entity):

(a) Owner's approval was not required from

Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

and, or;

Name of surviving entity, if applicable

This form must be accompanied by appropriate fees.

DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 3

ABOVE SPACE IS FOR OFFICE USE ONLY

(b) The plan was approved by the required consent of the owners of *:

NEW LTV ACQUISITION, L.L.C.
Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

and, or;

LATIN TELEVISION, INC.
Name of surviving entity, if applicable

* Unless otherwise provided in the certificate of trust or governing instrument of a business trust, a merger must be approved by all the trustees and beneficial owners of each business trust that is a constituent entity in the merger.

This form must be accompanied by appropriate fees.

DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 4

ABOVE SPACE IS FOR OFFICE USE ONLY

(c) Approval of plan of merger for Nevada non-profit corporation (NRS 92A.160):

The plan of merger has been approved by the directors of the corporation and by each public officer or other person whose approval of the plan of merger is required by the articles of incorporation of the domestic corporation.

Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

and, or;

Name of surviving entity, if applicable

This form must be accompanied by appropriate fees.

Nevada Secretary of State AM Merger 2003
Revised on: 10/03/05

DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 5

ABOVE SPACE IS FOR OFFICE USE ONLY

5) Amendments, if any, to the articles or certificate of the surviving entity. Provide article numbers, if available. (NRS 92A.200)*:

6) Location of Plan of Merger (check a or b):

[X] (a) The entire plan of merger is attached;

or,

[ ] (b) The entire plan of merger is on file at the registered office of the surviving corporation, limited-liability company or business trust, or at the records office address if a limited partnership, or other place of business of the surviving entity (NRS 92A.200).

7) Effective date (optional)**:

* Amended and restated articles may be attached as an exhibit or integrated into the articles of merger. Please entitle them "Restated" or "Amended and Restated," accordingly. The form to accompany restated articles prescribed by the secretary of state must accompany the amended and/or restated articles. Pursuant to NRS 92A.180 (merger of subsidiary into parent - Nevada parent owning 90% or more of subsidiary), the articles of merger may not contain amendments to the constituent documents of the surviving entity except that the name of the surviving entity may be changed.

** A merger takes effect upon filing the articles of merger or upon a later date as specified in the articles, which must not be more than 90 days after the articles are filed (NRS 92A.240).

This form must be accompanied by appropriate fees.

[illegible]
Secretary of State
[illegible]

Articles of Merger
(PURSUANT TO NRS [illegible])
Page [illegible]

[illegible]

9) Signatures - Must be signed by: An officer of each Nevada corporation; All general partners of each Nevada limited partnership; All general partners of each foreign limited partnership; A manager of each Nevada limited-liability company with managers or all the members if there are no managers; A trustee of each Nevada business trust (NRS 92A.230)*
(If there are more than four merging entities, check box [ ] and attach an 8 1/2" x 11" blank sheet containing the required information for each additional entity.)

NEW LTV ACQUISITION, L.L.C.
Name of merging entity

[signature]	MANAGING MEMBER	[illegible]
Signature	Title	Date

Name of merging entity

Signature	Title	Date

Name of merging entity

Signature	Title	Date

Name of merging entity

Signature	Title	Date

LATIN TELEVISION, INC.
Name of surviving entity

[signature]	PRESIDENT	07/19/2006
Signature	Title	Date

* The articles of merger must be signed by each foreign constituent entity in the manner provided by the law governing it (NRS 92A.230). Additional signature blocks may be added to this page or as an attachment, as needed.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

RESTATED ARTICLES OF INCORPORATION
OF
LATIN TELEVISION, INC.

RESTATED ARTICLES OF INCORPORATION

OF

LATIN TELEVISION, INC.

ARTICLE 1

The name of this corporation is:

Latin Television, Inc.

ARTICLE II

Offices for the transaction of any business of the Corporation, and where meetings of the Board of Directors and of Stockholders may be held, may be established and maintained in any part of the State of Nevada, or in any other state, territory, or possession of the United States.

ARTICLE III

The nature of the business is to engage in any lawful activity.

ARTICLE IV

The capital stock of the Corporation shall consist of 2,500,000,000 shares of Common Stock, $0.001 par value and 10,000,000 shares of preferred stock, $0.001 par value. The shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Corporation (the "Board of Directors") is expressly authorized to provide for the issue of all or any of the shares of the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designations, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such shares (a "Preferred Stock Designation") and as may be permitted by the General Corporation Law of the State of Nevada. The Board of Directors is also expressly authorized to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series. In case the number of shares of any such series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

ARTICLE V

The members of the governing board of the corporation shall be styled directors, the number of which shall be set forth in the Corporation's Bylaws. The Directors of this corporation need not be stockholders.

ARTICLE VI

This corporation shall have perpetual existence.

ARTICLE VI

This corporation shall have perpetual existence.

ARTICLE VII

This corporation shall have president, a chief executive officer, a chief financial officer, a secretary, a treasurer and a resident agent, to be chosen by the Board of Directors, and further, any person may hold two or more offices.

ARTICLE VIII

The Capital Stock of the corporation, after the fixed consideration thereof has been paid or performed, shall not be subject to assessment and the individual liable for the debts and liabilities of the Corporation, and the Articles of Incorporation shall never be amended as to the aforesaid provisions.

ARTICLE VIX

No director or officer of the corporation shall be personally liable to the corporation of any

any act or omission of any such director or officer provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. Any repeal or modification of this Article of the Stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts or omissions prior to such repeal or modification.

The number of shares of the corporation outstanding and entitled to vote on this Restated Articles of Incorporation is 21,265,032; that the said change(s) and the Restated Articles of Incorporation have been consented to and approved by a majority all of the stockholders of each class of stock outstanding and entitled to vote thereon.

Randall S. Appel
Chief Executive Officer

Randall S. Appel
Secretary

BYLAWS

OF

LATIN TELEVISION, INC.

ARTICLE I
OFFICES

1.1 Principal Executive Office. The Board of Directors shall designate the location of the principal executive office of the Corporation at any place within or without the State of Nevada. If the principal executive office is outside the State of Nevada, then the Board of Directors shall designate the location of the principal business office in the State of Nevada.

1.2 Other Offices. The Board of Directors, Board Chair, and President from time to time may designate branch or subordinate offices as appropriate.

ARTICLE II
MEETINGS OF SHAREHOLDERS

2.1 Place of Meetings. All meetings of shareholders of the Corporation shall be held at the principal executive office of the Corporation, or at any other place, within or without the State of Nevada, specified by the Board of Directors. The place of any meeting of shareholders shall be specified in the notice calling the meeting.

2.2 Annual Meeting. The annual meeting of shareholders shall be held each year on a date and at a time specified by the Board of Directors. The annual meeting shall be held within four (4) months following the last day of the Corporation's fiscal year and within fifteen (15) months following the last annual meeting. At the annual meeting, Directors shall be elected, reports of the affairs of the Corporation shall be considered, and any other business properly within the power of the shareholders may be transacted.

2.3 Special Meetings. A special meeting of the shareholders may be called by the Board of Directors, the Board Chair, the President, the Treasurer, the Secretary, or by one or more holders of shares entitled to cast ten percent (10%) or more of the votes at that meeting.

Any authorized person or persons (other than the Board of Directors) requesting a special meeting of the shareholders shall deliver to the Board Chair, the President, a Vice President, or the Secretary of the Corporation, personally or by registered mail, overnight courier, or facsimile transmission a written request specifying the time and date of the meeting (which shall be not less than thirty-five (35) nor more than sixty (60) days after the receipt by the officer of the request) and the general nature of the business to be transacted. Within twenty (20) days following the officer's receipt of the request, the officer shall cause notice of the meeting to be given to the shareholders entitled to vote, pursuant to Section 2.4 of these Bylaws. If the notice is not given within twenty (20) days, then the person or persons requesting the meeting may give the notice. This paragraph shall in no way affect or restrict the Board of Directors' ability to call a special shareholders' meeting.

2.4 Notice of Meetings; Waivers. Written notice of a meeting at which shareholders are required or permitted to take any action shall be given to each shareholder entitled to vote not less than ten (10) (or, if sent by third-class mail if permitted by Section 2.5, not less than thirty (30)) nor more than sixty (60) days before the date of the meeting. The notice shall state the place, date, and hour of the meeting. In the case of a special meeting, the notice shall specify the general nature of the business to be transacted and that no other business may be transacted at the meeting. In the case of the annual meeting, the notice shall specify those matters that the Board of Directors, at the time of the mailing of the notice, intends to present for action by the shareholders. The notice of any meeting at which the Directors are to be elected shall include the names of the nominees intended at the time of the notice to be presented by the Board of Directors for election. The notice shall also state the general nature of any proposed action for shareholder approval required by Title 7, Chapter 78 of the Nevada Revised Statutes (the "NRS") Section 140 (transactions between the Corporation and one or more Directors), Section 390 (amendments to the Articles of Incorporation), Section 655 (corporate reorganizations), Section 565 (voluntary dissolutions), and Section 580 (plan of distribution upon dissolution).

The transactions of any meeting of any shareholders, however called and noticed, and wherever held, shall be as valid as though conducted at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy, and if, either before or after the meeting, each of the persons entitled to vote, not present in person or by proxy, signs a written waiver of notice or a consent to the holding of the meeting, or an approval of the meeting's minutes. All waivers, consents, and approvals shall be filed with the corporate records or made a part of the minutes of the meeting. Attendance of a person at a meeting shall constitute a waiver of notice of and presence at the meeting, except when the person objects, at the beginning of the meeting, to the transaction of any business because the meeting was not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to object to the consideration of matters required by law to be included in the notice but not so included, if such objection is expressly made at the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of shareholders need be specified in any written waiver of notice, consent to the holding of the meeting, or approval of the minutes, except that any shareholder approval at a meeting, other than unanimous approval by those entitled to vote, pursuant to Sections 140, 390, 655, 565, or 580 of the NRS shall be valid only if the general nature of the proposal so approved is stated in the notice of meeting or in any written waiver of notice.

2.5 Manner of Notice. Notice of a shareholders' meeting shall be given either personally or by first-class mail, or, in the case of a corporation with outstanding shares held of record by more than five hundred (500) persons (determined as provided in Section 370 of the NRS) on the record date for the shareholders' meeting, notice may be sent by third-class mail, or other means of written communication, addressed to the shareholder at the address of the shareholder appearing on the books of the Corporation or given by the shareholder to the Corporation for the purpose of notice; or if no address appears or is given, at the place where the principal executive office of the Corporation is located or by publication at least once in a newspaper of general circulation in the county in which the principal executive office is located. The notice or report shall be deemed to have been given at the time when delivered personally or deposited in the mail or sent by other means of written communication. If any notice or report referenced in Article VIII of these Bylaws addressed to the shareholder at the address appearing on the books of the Corporation is returned to the Corporation by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver the notice or report to the shareholder at this address, all future notices or reports shall be deemed to have been duly given without further mailing if the notice or report is made available for the shareholder upon written demand of the shareholder at the principal executive office of the Corporation for a period of one (1) year from the date of the giving of the notice or report to all other shareholders. An affidavit of the mailing or other authorized means of delivery of any notice to shareholders may be executed by the Corporation's Secretary, Assistant Secretary, or transfer agent and, if executed, may be filed and maintained in the minute book of the Corporation, and shall be prima facie evidence of the giving of the notice or report.

2.6 Adjourned Meetings. Any shareholders' meeting, whether or not a quorum is present, may be adjourned from time to time by a vote of the majority of the shares represented at that meeting. When a shareholders' meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than forty-five (45) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting.

2.7 Quorum. Except as otherwise provided in the Articles of Incorporation, a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders.

The shareholders present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum.

In the absence of a quorum, any meeting of shareholders may be adjourned from time to time by the vote of a majority of the shares represented either in person or by proxy, but no other business may be transacted, except as provided in the preceding paragraph.

2.8 Voting. Except as otherwise provided by law and except as otherwise may be provided in the Articles of Incorporation, each outstanding share, regardless of class, shall be entitled to one (1) vote on each matter submitted to a vote of shareholders. Any holder of shares entitled to vote on any matter may vote part of the shares in favor of the proposal and refrain from voting the remaining shares or vote them against the proposal, but, if the shareholder fails to specify the number of shares the shareholder is voting, it will be conclusively presumed that the shareholder's vote is with respect to all shares the shareholder is entitled to vote. Except as otherwise provided in the Articles of Incorporation, or as required by law, the affirmative vote of the majority of the shares represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute at least a majority of the required quorum) or any action by written consent of the shareholders as provided in Section 2.12 shall be the act of the shareholders.

Subject to the provisions of the next sentence, every shareholder entitled to vote at any election of Directors may cumulate such shareholder's votes and give one (1) candidate a number of votes equal to the number of Directors to be elected multiplied by the number of votes to which the shareholder's shares are normally entitled, or distribute the shareholder's votes on the same principle among as many candidates as the shareholder directs. No shareholder shall be entitled to cumulate votes unless a shareholder has given notice at the meeting, prior to the voting, of the shareholder's intention to cumulate the shareholder's votes and has placed in nomination, prior to the voting, the names of the candidate or candidates such shareholder proposes to elect. If any one shareholder has given such a notice, all shareholders may cumulate their votes for candidates in nomination. In any election of Directors, the candidates receiving the highest number of votes of the shares entitled to be voted for them, up to the number of Directors to be elected by such shares, are elected.

Elections for Directors need not be by ballot unless a shareholder demands election by ballot at the meeting and before the voting begins.

2.9 Proxies. Every person entitled to vote shares for the election of Directors or otherwise may authorize another person or persons to act with respect to such shares by duly executing a written proxy and filing it with the Secretary of the Corporation. Unless a proxy is stated to be irrevocable, it shall continue in full force and effect unless it is revoked by the maker prior to the vote (i) by delivering a writing to the Corporation stating that the proxy is revoked; (ii) by duly executing a subsequent proxy and presenting it to the meeting; or (iii) by attendance at the meeting by the maker and voting in person. A proxy is not revoked by the death or incapacity of the maker unless, before the vote is counted, written notice of the death or incapacity is received by the Corporation. Notwithstanding the above, no proxy shall be valid after the expiration of eleven (11) months from the date thereof unless expressly provided in the proxy. If a proxy states that it is irrevocable, it shall be governed by Section 355 of the NRS.

Any form of proxy or written consent distributed to ten (10) or more shareholders of the Corporation at a time when the Corporation has outstanding shares held of record by one hundred (100) or more persons shall afford an opportunity on the proxy or form of written consent to specify a choice between approval and disapproval of each matter or group of related matters intended to be acted upon at the meeting for which the proxy is solicited or by the written consent, other than elections to the Board of Directors, and shall provide (subject to reasonable specified conditions) that where the person solicited specifies a choice with respect to any such matter the shares will be voted in accordance therewith. In any election of Directors, any form of proxy in which the Directors to be voted upon are named as candidates and which is marked by a shareholder "withhold" or otherwise marked in a manner indicating that the authority to vote for the election of Directors is withheld, shall not be voted either for or against the election of a director. This paragraph shall not apply if the Corporation has an outstanding class of securities registered under Section 12(g) of the Securities Exchange Act of 1934 or whose securities are exempt from registration by Section 12(g)(2) under that act.

2.10 Determination of Shareholders of Record. In order that the Corporation may determine the shareholders entitled to notice of any meeting, to vote, to receive payment of any dividend or other distribution or allotment of any rights, or to exercise any rights in respect of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days prior to the date of the meeting, nor more than sixty (60) days prior to any other action.

If no record date is fixed, the record date for determining shareholders entitled to notice of, or to vote at, a meeting of shareholders shall be at the close of business on the business day next preceding the day on which notice is given or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held. The record date for determining shareholders entitled to give consent to corporate action in writing without a meeting when no prior action by the Board of Directors has been taken, shall be the day on which the first written consent is given. The record date for determining shareholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto, or the sixtieth (60th) day prior to the date of such other action, whichever is later.

A determination of shareholders of record entitled to notice of, or to vote at, a meeting of shareholders shall apply to any adjournment of the meeting unless the Board of Directors fixes a new record date for the adjourned meeting; provided, however, that the Board of Directors shall fix a new record date if the meeting is adjourned for more than forty-five (45) days from the date set for the original meeting.

Shareholders at the close of business on the record date are entitled to notice and to vote, or to receive the dividend, distribution, or allotment of rights, or to exercise the rights, as the case may be, notwithstanding any transfer of any shares on the books of the Corporation after the record date, except as otherwise provided in the Articles of Incorporation, by law, or by agreement.

For the purpose of determining whether the Corporation has outstanding shares held of record by one hundred (100) or more persons, shares shall be deemed to be "held of record" by each person who is identified as the owner of the shares on the record of shareholders maintained by or on behalf of the Corporation, in accordance with Section 350 of the NRS.

2.11 Inspectors of Elections. In advance of any meeting of shareholders, the Board of Directors may appoint inspectors of election to act at the meeting and any adjournment. If inspectors of election are not so appointed, or if any persons so appointed shall fail to appear or refuse to act, the Chair of the meeting of shareholders may, and on the request of any shareholder or a shareholder's proxy shall, appoint inspectors of election (or persons to replace those who so fail or refuse) at the meeting. The number of inspectors shall be either one (1) or three (3). If appointed at a meeting on the request of one (1) or more shareholders or proxies, the holder of a majority of shares represented in person or by proxy shall determine whether one (1) or three (3) inspectors are to be appointed.

The inspectors of election shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, and the authenticity, validity, and effect of proxies; shall receive votes, ballots, or consents; shall hear and determine all challenges and questions in any way arising in connection with the right to vote; shall count and tabulate all votes or consents; shall determine when the polls shall close and the result; and shall do all other acts as may be proper to conduct the election or vote in order to ensure fairness to all shareholders.

2.12 Shareholders' Action by Written Consent. Unless otherwise provided in the Articles of Incorporation, any action that may be taken at any annual or special meeting of shareholders, may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Unless the consents of all shareholders entitled to vote have been solicited in writing, notice of the following shall be given to those shareholders entitled to vote who have not consented in writing: (i) shareholder approval pursuant to Section 140 (transactions between the Corporation and one or more of the Directors), Section 138 (indemnification of an officer, director, or employee), Section 655 (corporate reorganizations), or Section 580 (plan or distribution upon dissolution) of the NRS (notice to be given at least ten (10) days before the consummation of the action authorized by the approval) and (ii) approval of the taking of any other corporate action by shareholders without a meeting by less than unanimous written consent. Directors may not be elected by written consent except by unanimous written consent of all shares entitled to vote for the election of Directors, unless otherwise provided in Section 3.4 of these Bylaws. All shareholder consents shall be filed with the Secretary of the Corporation, maintained as a part of the corporate records of the Corporation, and filed with the minutes of the shareholders' meetings. A written consent may be revoked by a properly executed writing received by the Corporation prior to the time that written consents of the number of shares required to authorize the proposed action have been filed with the Secretary, but not thereafter.

ARTICLE III
DIRECTORS

3.1 Powers and Duties. Subject to the provisions of the NRS and any limitations in the Articles of Incorporation and these Bylaws relating to action required to be approved by the shareholders or by the outstanding shares, the business and affairs of the Corporation shall be managed by, and all corporate powers shall be exercised by or under, the direction of the Board of Directors. The Board of Directors may delegate the management of the day-to-day operation of the business of the Corporation to a management company or other person provided that the business and affairs of the Corporation shall be managed and all corporate powers shall be exercised under the ultimate direction of the Board.

A director shall perform the duties of a director, including duties as a member of any committee of the Board of Directors upon which the director may serve, in good faith, in a manner the director believes to be in the best interests of the Corporation, and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances.

3.2 Number of Directors. The number of directors which shall constitute the whole board shall be five (5). The number of directors may from time to time be increased or decreased to not less than one nor more than fifteen by action of the Board of Directors. In accordance with Section 115 of the NRS, the Corporation shall allow for a minimum of one (1) Director, until changed by amendment of the Articles of Incorporation or by amendment of this section of the Bylaws adopted by the approval of the outstanding shares; provided that if the number of Directors of the Corporation is set forth in the Articles of Incorporation, the number may only be changed by an amendment of the Articles of Incorporation. The number set forth in the Articles of Incorporation shall govern in the event of any conflict with the number set in the Bylaws.

3.3 Election; Term of Office. At each annual meeting of shareholders, Directors shall be elected to hold office until the next annual meeting; but if the annual meeting is not held, or the Directors are not elected, the Directors may be elected at any special meeting of shareholders held for that purpose. Each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until a successor has been elected and qualified, except upon the death, resignation, or removal of the director. No reduction of the authorized number of Directors shall have the effect of removing any director before that director's term of office expires.

3.4 Vacancies; Resignation; Removal. A vacancy or vacancies in the Board of Directors shall be deemed to exist in the event of (i) the death, resignation, or removal of any director in accordance with Section 130 of the NRS; (ii) action by the Board of Directors to declare vacant the office of a director who has been convicted of a felony or declared of unsound mind by a court order; (iii) an increase in the authorized number of Directors; or (iv) the failure of the shareholders (at a meeting for election of Directors at which one (1) or more Directors are elected) to elect the full authorized number of Directors.

Any director may resign effective upon giving written notice to the Board Chair, the President, the Secretary, or the Board of Directors of the Corporation, unless the notice specifies a later time for the effectiveness of the resignation. If the resignation is effective at a future time, a successor may be elected to take office when the resignation becomes effective.

Subject to the further requirements of Section 335 of the NRS, no director may be removed (unless the entire Board of Directors is removed) when the votes cast against removal, or not consenting in writing to the removal, would be sufficient to elect the director if voted cumulatively at an election at which the same total number of votes were cast (or, if the action is taken by written consent, all shares entitled to vote were voted) and the entire number of Directors authorized at the time of the director's most recent election were then being elected.

Except for a vacancy created by the removal of a director, vacancies on the board may be filled by approval of the Board of Directors or, if the number of Directors then in office is less than a quorum, by (i) the unanimous written consent of the Directors then in office; (ii) the affirmative vote of a majority of the Directors then in office at a meeting held pursuant to notice or waivers of notice complying with Section 307 of the NRS; or (iii) a sole remaining director. The shareholders may elect a director at any time to fill any vacancy not filled by the Directors. Any election (other than to fill a vacancy created by removal) which is accomplished by written consent shall require the consent of a majority of the outstanding shares entitled to vote. A vacancy on the Board of Directors resulting from the removal of a director may be filled only by the approval of the shareholders in accordance with Section 2.8 or by the unanimous written consent of the shareholders.

If, after the filling of any vacancy by the Directors, the Directors then in office who have been elected by the shareholders shall constitute less than a majority of the Directors then in office, any holder or holders of an aggregate of five percent (5%) or more of the total number of shares at the time outstanding having the right to vote for those Directors may call a special meeting of shareholders to be held to elect the entire Board of Directors. The term of office of any director shall terminate upon the election of a successor.

3.5 Meetings; Location. Meetings of the Board of Directors may be called by the Chair of the Board, the President, any Vice President, the Secretary, or any two (2) Directors.

The Board of Directors shall hold a regular meeting immediately after the meeting of shareholders at which it is elected and at the place where that meeting is held, for the purpose of appointing officers of the Corporation and for the transaction of other business. Notice of this board meeting is dispensed with unless the location of the meeting is other than the location of the shareholders' meeting. Other regular meetings of the Board of Directors may be held without notice if the time and place of the meetings are fixed by the Board of Directors.

Special meetings of the Board of Directors may be held upon at least four (4) days' notice by mail or at least forty-eight (48) hours' notice delivered personally or by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, telegraph, facsimile, electronic mail, or other electronic means. A notice, or waiver of notice, need not specify the purpose of any regular or special meeting of the Board of Directors. Notice of a meeting need not be given to any director who signs a waiver of notice or a consent to holding the meeting or an approval of the minutes thereof, whether before or after the meeting, or who attends the meeting without protesting, prior to the meeting or at its commencement, the lack of notice. All waivers, consents, and approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Meetings of the Board of Directors may be held at any place within or without the state, which has been designated in the notice of the meeting or, if not stated in the notice or if there is no notice, at the principal executive office of the Corporation or as otherwise designated by the Board of Directors.

Members of the Board of Directors may participate in a meeting through the use of conference telephone or similar communications equipment, so long as all members participating in the meeting can hear each other. Participation in a meeting pursuant to the provisions of Section 315 of the NRS shall constitute presence in person at the meeting.

A majority of the Directors present, whether or not a quorum is present, may adjourn any meeting to another time and place. If the meeting is adjourned for more than twenty-four (24) hours, notice of any adjournment to another time or place shall be given prior to the time of the adjourned meeting to the Directors who were not present at the time of the adjournment.

3.6 Quorum; Vote of Directors. A majority of the authorized number of Directors shall constitute a quorum of the Board of Directors for the transaction of business (except as provided in Section 3.5 concerning adjournment of a meeting); provided, however, that the number of Directors constituting a quorum shall not be less than one-third (1/3) of the authorized number of Directors, or less than two (2) Directors, whichever is larger, unless there shall be only one (1) authorized director, in which case that director shall constitute the quorum.

Unless otherwise provided by law, or unless a greater number is required by the Articles of Incorporation or these Bylaws, every act or decision done or made by a majority of the Directors present at a meeting duly held at which a quorum is present is the act of the Board of Directors. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of Directors, if any action taken is approved by at least a majority of the required quorum for the meeting.

3.7 Action Without A Meeting. Any action required or permitted to be taken by the Board of Directors may be taken without a meeting, if all members of the board shall individually or collectively consent in writing to the action. The written consent or consents shall be filed with the minutes of the proceedings of the Board of Directors. Any action by written consent shall have the same force and effect as a unanimous vote of Directors.

3.8 Fees and Compensation. Directors and members of committees may receive compensation, if any, for their services, and reimbursement of expenses, as may be determined by resolution of the Board of Directors. This section shall not preclude any officer or director from serving the Corporation in any other capacity as an officer, employee, agent, or otherwise and receiving compensation for those services and reimbursement of related expenses.

ARTICLE IV
COMMITTEES OF DIRECTORS

4.1 Appointment of Committees. The Board of Directors may, by resolution adopted by a majority of the authorized number of Directors, designate one or more committees, each consisting of two (2) or more Directors, to serve at the pleasure of the Board of Directors. The Board of Directors may designate one (1) or more Directors as alternate members of any committee, who may replace any absent member at any meeting of the committee. The appointment of members or alternate members of a committee requires the vote of a majority of the authorized number of Directors.

Any committee, to the extent provided in the resolution of the Board of Directors or in these Bylaws, shall have all the authority of the Board of Directors, except with respect to: (i) the approval of any action for which shareholder approval or approval of the outstanding shares is required by law; (ii) the filling of vacancies on the Board of Directors or in any committee; (iii) the fixing of compensation of the Directors for serving on the Board of Directors or on any committee; (iv) the amendment or repeal of these Bylaws or the adoption of new Bylaws; (v) the amendment or repeal of any resolution of the Board of Directors, which by its express terms is not so amendable or repealable; (vi) the declaration of or making of a distribution to the shareholders of the Corporation, except at a rate or in a periodic amount or within a price range determined by the Board of Directors; or (vii) the appointment of other committees of the Board of Directors or the members thereof.

4.2 Committee Meetings. Unless the Board of Directors shall otherwise provide, meetings of, and actions by, committees shall be governed by the provisions of Article III of these Bylaws, as modified to substitute the committee and its members for the Board of Directors and its members. The time and place of regular meetings may be set by resolution of the Board of Directors or the committee, and when notice of regular meetings has been given to each member and alternate member of the committee, no further notice of regular meetings need be given thereafter. In addition to those authorized to call a special meeting by Section 3.5, special committee meetings may be called by any two (2) members of the committee. Notice of special meetings shall be given to all committee members and alternate members. A majority of the authorized number of members of any committee shall constitute a quorum for the transaction of business.

ARTICLE V
OFFICERS

5.1 Designation of Officers; Removal and Resignation. The officers of the Corporation shall consist of a Chair of the Board or a President, or both, a Secretary, and a Treasurer, and each of them shall be appointed by the Board of Directors. The Corporation may also have such other officers as may be appointed by the Board of Directors or, if authorized by the Board of Directors, by the Board Chair and President (hereafter the "Appointing Officers"), with those titles and duties as may be determined by the Board of Directors or the Appointing Officers and as may be necessary to enable the Corporation to sign instruments and share certificates. If the Board of Directors or the Appointing Officers shall name one (1) or more persons as Vice President, the order of their seniority shall be in the order of their nomination, unless otherwise determined by the Board of Directors or the Appointing Officers. Any number of offices may be held by the same person.

All officers of the Corporation shall hold office from the date appointed to the date of the next succeeding regular meeting of the Board of Directors following the meeting of shareholders at which the Board of Directors is elected, and until their successors are elected; provided that all officers may be removed at any time at the pleasure of the Board of Directors. Upon the removal, resignation, death, or incapacity of any officer, the Board of Directors may declare the office vacant and fill the vacancy. Any officer may resign at any time upon written notice to the Corporation without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party. The salary and other compensation of the officers shall be fixed from time to time by resolution of the Board of Directors.

5.2 Duties of the Board Chair. The Board Chair, if one exists, shall preside at all meetings of the Board of Directors. The Board Chair shall have those powers and perform those duties as the Board of Directors shall designate from time to time. If there is no President, then the Board Chair shall be the President of the Corporation and shall perform the duties of President.

5.3 Duties of the President. Subject to any supervisory powers given by the Board of Directors to the Board Chair, if one exists, the President shall be the general manager and chief executive of the Corporation and, subject to the direction of the Board of Directors, shall have general supervision, direction, and authority over the business, affairs, and officers of the Corporation, and shall perform all the duties commonly incident to that office. The President shall preside at all meetings of the shareholders and, in the absence of the Board Chair, or, if there is none, at all meetings of the Board of Directors. The President shall have such other powers and perform such other duties as the Board of Directors shall designate from time to time.

5.4 Duties of Vice Presidents. The Vice Presidents, if any, in the order of their seniority (unless otherwise established by the Board of Directors or the Appointing Officers) may assume and perform the duties of the President in the absence or disability of the President or whenever the office of the President is vacant. The Vice Presidents shall have those titles, and those powers, and shall perform those duties as the Board of Directors or the Appointing Officers shall designate from time to time.

5.5 Duties of the Secretary. The Secretary shall keep, or cause to be kept, at the principal executive office (or any other place that the Board of Directors may order) a minute book of all meetings of the shareholders, Board of Directors, and committees appointed pursuant to Article IV. The minutes shall contain all acts and proceedings of the meetings, the time and location of meetings, whether the meetings are regular or special (and, if special, how authorized and the notice given), the names of those present at Directors' or committee meetings, and the number of shares present or represented at shareholders' meetings. The Secretary shall give, or cause to be given, notice (in conformity with law and these Bylaws) of all meetings of the shareholders, and of any meetings of the Board of Directors or any committee requiring notice. The Secretary shall keep, or cause to be kept, at the principal executive office or at the office of the Corporation's transfer agent, a share register, or a duplicate share register, showing the names of the shareholders and their addresses; the number and classes of shares held by each; the number and date of share certificates issued; and the number and date of cancellation of every certificate surrendered for cancellation. The Secretary shall keep any seal of the Corporation in safe custody and shall perform such other duties and have such other powers as the Board of Directors shall designate from time to time. The President may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

5.6 Duties of the Treasurer. The Treasurer shall keep, or cause to be kept, the books of account of the Corporation in a thorough and proper manner, and shall render statements of the financial affairs of the Corporation in such form and as often as required by the Board of Directors. The Treasurer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the Corporation. The Treasurer shall perform all other duties commonly incident to that office and shall perform such other duties and have such other powers as the Board of Directors shall designate from time to time. The President may direct any Deputy Financial Officer to assume and perform the duties of the Treasurer in the absence or disability of the Treasurer, and each Deputy Financial Officer shall perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

ARTICLE VI
INDEMNIFICATION

6.1 Mandatory Indemnification. The Corporation shall, to the maximum extent and in the manner specified in the NRS, indemnify each of its Directors and officers against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that any such person is or was a director or officer of the Corporation. The Corporation shall have the power to advance expenses incurred in defending any proceeding prior to the disposition of the proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay that amount if it shall be determined ultimately that the person is not entitled to indemnification, as provided in Sections 7502 and 751 of the NRS. All rights to indemnification under this Section 6.1 shall be deemed to be a contract between the Corporation and each director or officer of the Corporation who serves or served in such capacity at any time while this Article VI is in effect.

6.2 Permissive Indemnification. The Corporation shall, to the extent and in the manner specified in the NRS, have the power to indemnify each of its Agents (other than those for whom indemnification is mandatory, as provided in Section 6.1) against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that any such person is or was an Agent of the Corporation. The Corporation shall have the power to advance expenses incurred in defending any proceeding prior to the disposition of the proceeding upon receipt of an undertaking by or on behalf of the Agent to repay that amount if it shall be determined ultimately that the person is not entitled to indemnification, as provided in Section 751 of the NRS.

6.3 Definitions. For the purpose of this Article VI, the terms "director" and "officer" of the Corporation shall mean any person who is or was a director or officer, respectively, of the Corporation, or is or was serving at the request of the Corporation as a director or officer, respectively, of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, or was a director or officer, respectively, of a foreign or domestic corporation that was a predecessor corporation of the Corporation or of another enterprise at the request of the predecessor corporation.

6.4 Successful Defense. To the extent that an Agent of the Corporation has been successful on the merits in defense of any proceeding referred to in Section 7502 of the NRS, or in defense of any claim, issue, or matter therein, the Agent shall be indemnified against expenses actually and reasonably incurred by the Agent in connection therewith.

6.5 Other Rights; Continuation of Right to Indemnification. The indemnification provided by this Article VI shall not be deemed exclusive of any additional rights to which an Agent may be entitled under any law (common or statutory), agreement, vote of shareholders or disinterested Directors, or otherwise, both as to action in an official capacity and as to action in another capacity while holding office, and shall continue as to a person who has ceased to be an Agent, and shall inure to the benefit of the estate, heirs, executors, and administrators of the Agent. Nothing contained in this Section 6.5 shall affect any right to indemnification to which persons other than Directors or officers may be entitled by contract or otherwise. The Board of Directors is authorized to enter into an agreement providing indemnification rights similar to or, if permitted by applicable law, greater than those provided or authorized under this Article VI.

6.6 Insurance. The Corporation may purchase and maintain insurance on behalf of any Agent against any liability asserted against the Agent or incurred by or on behalf of the Agent in any such capacity, or arising out of the Agent's status as such, whether or not the Corporation would have the power to indemnify the Agent against liability under the provisions of this Article VI.

6.7 No Impairment. Any repeal or modification of this Article VI, or any repeal or modification of relevant provisions of the Nevada General Corporation Law or any other applicable laws, shall not in any way diminish any rights to indemnification of any Agent or the obligations of the Corporation arising hereunder.

6.8 Savings Clause. If this Article VI, or any part of it, shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation nevertheless shall indemnify or have the power to indemnify, as appropriate, each Agent of the Corporation to the full extent required by any applicable part of this Article VI that shall not have been invalidated.

ARTICLE VII
SHARES OF STOCK

7.1 Form of Certificates. Every holder of shares in the Corporation shall be entitled to have a certificate signed in the name of the Corporation by the Board Chair or the President or a Vice President and by the Treasurer or a Deputy Financial Officer or the Secretary or an Assistant Secretary, certifying the number of shares and the class or series of shares owned by the shareholder. Any or all of the signatures on the certificate may be facsimile. In the event that any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be an officer, transfer agent, or registrar before the certificate is issued, the issuance of the certificate by the Corporation shall have the same effect as if that person were an officer, transfer agent, or registrar at the date of issue.

If the shares of the Corporation are classified, or if any class of shares has two or more series, there shall appear on the certificate one of the following: (i) a statement of the rights, preferences, privileges, and restrictions granted to or imposed upon each class or series of shares authorized to be issued and upon the holders thereof; (ii) a summary of rights, preferences, privileges, and restrictions with reference to the provisions of the Articles of Incorporation and any Certificates of Determination establishing the same; or (iii) a statement setting forth the office or agency of the Corporation from which shareholders may obtain, upon request and without charge, a copy of the statement referred to in (i) above.

There shall also appear on the certificate the following statements (if applicable): (i) that the shares are subject to restrictions upon transfer; (ii) if the shares are assessable or are not fully paid, that they are assessable or, on partly paid shares, the total amount of the consideration to be paid and the amount previously paid; (iii) that the shares are subject to a close corporation voting agreement, or an irrevocable proxy, or restrictions upon voting rights contractually imposed by the Corporation; (iv) that the Corporation is a close corporation, whose shareholders of record cannot exceed a specified amount; (v) that the shares are redeemable; and (vi) that the shares are convertible and the period for conversion. Any statement on the face of the certificate required by this paragraph shall be conspicuous.

When the Articles of Incorporation are amended in any way affecting the statements contained in the certificates for outstanding shares, or it becomes desirable for any reason, in the discretion of the Board of Directors, to cancel any outstanding certificate for shares and issue a new certificate therefor conforming to the rights of the holder, the Board of Directors may order any holders of outstanding certificates for shares to surrender and exchange them for new certificates within a reasonable time to be fixed by the Board of Directors.

7.2 Transfer of Shares. Shares of the Corporation may be transferred in any manner permitted or provided by law. Before any transfer of shares is entered upon the books of the Corporation, or any new certificate is issued, the old certificate (properly endorsed) shall be surrendered and canceled, except when a certificate has been lost or destroyed.

7.3 Lost Certificates. The Corporation shall issue a new share certificate or a new certificate for any other security in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, provided that, prior to the issuance of the new certificate, the Corporation may require the owner of the lost, stolen, or destroyed certificate or the owner's legal representative to give the Corporation a bond (or other adequate security) sufficient to indemnify it against any claim that may be made against it (including any expense or liability) on account of the alleged loss, theft, or destruction of the certificate or the issuance of such new certificate.

7.4 Electronic Securities Recordation. Notwithstanding the provisions of Sections 7.1 through 7.3, and as permitted by law, the Corporation may adopt a system of issuance, recordation, and transfer of its shares by electronic or other means not involving any issuance of certificates.

ARTICLE VIII
REPORTS, RECORDS, AND INSPECTIONS

8.1 Financial Reports. The Board of Directors shall cause an annual report to be sent to the shareholders not later than one hundred twenty (120) days after the close of the Corporation's fiscal year. That report shall be sent to the shareholders at least fifteen (15) (or, if sent by third-class mail, thirty-five (35)) days prior to the annual meeting of shareholders to be held during the next fiscal year. That report shall contain a balance sheet as of the end of that fiscal year and an income statement and statement of changes in financial position for that fiscal year. If the Corporation has less than one hundred (100) shareholders of record, the requirements of this paragraph are expressly waived.

If no annual report for the last fiscal year has been sent to shareholders, the Corporation shall, upon the written request of any shareholder made more than one hundred twenty (120) days after the close of that fiscal year, deliver or mail to the person making the request within thirty (30) days thereafter, the financial statements, if any, required by the first paragraph of this Section 8.1 for that year.

A shareholder or shareholders holding at least five percent (5%) of the outstanding shares of any class of the Corporation may make a written request to the Corporation for (i) an income statement of the Corporation for the three-month, six-month, or nine-month period of the current fiscal year ended more than thirty (30) days prior to the date of the request; (ii) a balance sheet of the Corporation as of the end of the period; and (iii) if no annual report for the last fiscal year has been sent to shareholders, the statements referred to in the first paragraph of this Section 8.1 for the last fiscal year. The statements shall be delivered or mailed to the person making the request within thirty (30) days. A copy of the statements shall be kept on file in the principal executive office of the Corporation for twelve (12) months, and it shall be exhibited at all reasonable times to any shareholder demanding an examination of the statements or a copy shall be mailed to the shareholder.

The income statements and balance sheets referred to in this Section 8.1 shall be accompanied by the report of independent accountants engaged by the Corporation, if any, or by the certificate of an authorized officer of the Corporation that the financial statements were prepared without audit from the books and records of the Corporation.

8.2 Location and Inspection of Bylaws. The Corporation shall keep at its principal executive office in this state, or if its principal executive office is not in this state at its principal business office in this state, the original or a copy of its Bylaws as amended to date, which shall be open to inspection by the shareholders at all reasonable times during normal office hours. If the principal executive office of the Corporation is outside this state and the Corporation has no principal business office in this state, upon the written request of any shareholder, the Corporation shall furnish to the shareholder a copy of the Bylaws as amended to date.

8.3 Location and Inspection of Record of Shareholders. The Corporation shall keep at its principal executive office, or at the office of its transfer agent or registrar, a record of its shareholders, giving the names and addresses of all shareholders and the number and class of shares held by each.

A shareholder or shareholders holding at least five percent (5%) in the aggregate of the outstanding voting shares of the Corporation or holding at least one percent (1%) of such voting shares and having filed a Schedule 14A with the United States Securities and Exchange Commission shall have an absolute right to do either or both of the following: (i) inspect and copy the record of shareholders' names and addresses and shareholdings during usual office hours upon five (5) business days' prior written demand upon the Corporation; or (ii) obtain from the transfer agent for the Corporation, upon written demand and upon the tender of its usual charges for such a list (the amount of which charges shall be stated to the shareholder by the transfer agent upon request), a list of the shareholders' names and addresses who are entitled to vote for the election of Directors, and their shareholdings, as of the most recent record date for which it has been compiled or as of a date specified by the shareholder subsequent to the date of demand. The list shall be made available on or before the later of five (5) business days after the demand is received or the date specified in the demand as the date as of which the list is to be compiled.

The record of shareholders shall also be open to inspection and copying by any shareholder or holder of a voting trust certificate at any time during usual business hours upon written demand on the Corporation, for a purpose reasonably related to the holder's interest as a shareholder or holder of a voting trust certificate.

Any inspection and copying under this Section 8.3 shall be made in person or by agent or attorney of the person seeking inspection and copying.

8.4 Location and Inspection of Other Corporate Records. The Corporation shall keep correct books and records of account and shall keep minutes of the proceedings of its shareholders, Board of Directors, and committees. The minutes shall be kept in written form. Other books and records shall be kept either in written form or in any other form capable of being converted into written form.

The accounting books and records and minutes of proceedings of the shareholders, the Board of Directors, and committees shall be open to inspection upon the written demand on the Corporation of any shareholder or holder of a voting trust certificate at any reasonable time during usual office hours, for a purpose reasonably related to the holder's interests as a shareholder or as the holder of the voting trust certificate. The right of inspection created by this section shall extend to the records of each subsidiary of the Corporation. Inspection by a shareholder or holder of a voting trust certificate may be made in person or by agent or attorney, and the right of inspection includes the right to copy and make extracts.

8.5 Directors' Right to Inspect. Every director of the Corporation shall have the absolute right at any reasonable time to inspect and copy all books, records, and documents of the Corporation of every kind and to inspect the physical properties of the Corporation and of its subsidiary corporations. Inspection by a director may be made in person or by agent or attorney, and the right of inspection includes the right to copy and make extracts.

ARTICLE IX
GENERAL

9.1 Execution of Corporate Documents and Instruments. Except as otherwise provided by law or in these Bylaws, the Board of Directors, in its discretion, may designate and authorize any director, officer, employee, agent, or other person to execute any corporate agreement, document, or instrument, or to otherwise sign, in the name and on behalf of the Corporation. Properly authorized execution or signature shall be binding upon the Corporation. Unless so authorized or ratified by the Board of Directors, no director, officer, employee, agent, or other person shall have the power to act on behalf of the Corporation, to execute any agreement, document, or instrument in the name and on behalf of the Corporation, or to otherwise bind the Corporation unless the action, execution, or binding activity is within the agency power of the officer. No officer shall sign any instrument or document unless the Board of Directors has approved the underlying transaction.

All checks, drafts, orders for payment of money, notes, or other indebtedness issued by or payable to the Corporation, shall be signed or endorsed only by those persons that the Board of Directors shall authorize from time to time.

9.2 Voting of Shares Owned by Corporation. The Board Chair, the President, or any Vice President, or, if authorized by the Board of Directors, the Treasurer, the Secretary, any Assistant Secretary, or any other person, shall be authorized to vote, and exercise all rights incident to, the shares and any proxies of other corporations owned, held by, or standing in the name of the Corporation.

9.3 Corporate Seal. The corporate seal, if authorized by the Board of Directors, shall consist of a circular die bearing the name of the Corporation and the state and date of its incorporation. If and when authorized, a duplicate of the corporate seal may be kept and used by any officer or person that the Board of Directors may designate. Failure to affix any corporate seal will not affect the validity of any instrument of the Corporation.

9.4 Interpretation. Unless the context otherwise requires, these Bylaws shall be construed and interpreted in accordance with the provisions of the NRS, as amended.

ARTICLE X
AMENDMENT

10.1 Procedure. The Bylaws of the Corporation shall be subject to amendment or repeal, and new Bylaws may be adopted, by the vote or written consent of the holders of a majority of the outstanding shares entitled to vote; provided, however, that if the number of authorized Directors is specified in the Articles of Incorporation then amendment of the authorized number of Directors shall require the amendment of the Articles of Incorporation. After the issuance of shares, a Bylaw specifying or changing a fixed number of Directors or the maximum or minimum number of Directors, or changing from a fixed to a variable board or vice versa may only be adopted by approval of the outstanding shares. Subject to the right of the shareholders to adopt, amend, or repeal the Bylaws, the Bylaws (other than a Bylaw or amendment changing the authorized number of Directors) may be adopted, amended, or repealed by action of the Board of Directors.

10.2 Record. Whenever these Bylaws are amended or new Bylaws are adopted, the amendment or new Bylaw shall be inserted with the original Bylaws in the corporate records of the Corporation. The fact of any repeal of any Bylaw shall also be duly noted with the records of the Bylaws.

CERTIFICATE OF SECRETARY

I, the undersigned, the duly elected Secretary of Latin Television, Inc., a Nevada corporation, do hereby certify:

That the foregoing Bylaws were adopted as the Bylaws of the Corporation by the by the Board of Directors of the Corporation on March 1, 2006, and that the same do now constitute the Bylaws of the Corporation.

IN WITNESS WHEREOF, I have subscribed my name as of the date written below.

Dated: March 1, 2006

Randall S. Appel, Secretary

CERTIFICATE OF DESIGNATION

OF

MEGAMANIA INTERACTIVE, INC.

ESTABLISHING THE DESIGNATIONS, PREFERENCES,

LIMITATIONS AND RELATIVE RIGHTS OF ITS

SERIES A PREFERRED STOCK

Pursuant to Section 78.1955 of the Nevada Revised Statutes, MegaMania Interactive, Inc., a corporation organized and existing under the Nevada Revised Statutes (the "Company"),

DOES HEREBY CERTIFY that pursuant to the authority conferred upon the Board of Directors by the Articles of Incorporation, as amended, of the Company, and pursuant to Section 78.1955 of the Nevada Revised Statutes, the Board of Directors, by unanimous written consent of all members of the Board of Directors on June 30, 2004, duly adopted a resolution providing for the issuance of a series of 750,000 shares of Series A Preferred Stock, which resolution is substantially as follows:

> RESOLVED, that pursuant to the authority expressly granted to and invested in the Board of Directors of the Company by the provisions of the Articles of Incorporation of the Company, as amended, a series of the preferred stock, par value $.001 per share, of the Company be, and it hereby is, established; and
>
> FURTHER RESOLVED, that the series of preferred stock of the Company be, and it hereby is, given the distinctive designation of "Series A Preferred Stock"; and
>
> FURTHER RESOLVED, that the Series A Preferred Stock shall consist of 750,000 shares; and
>
> FURTHER RESOLVED, that the Series A Preferred Stock shall have the powers and preferences, and the relative, participating, optional and other rights, and the qualifications, limitations, and restrictions thereon set forth below:

Section 1. DESIGNATION OF SERIES; RANK. The shares of such series shall be designated as the "Series A Preferred Stock" (the "Preferred Stock") and the number of shares initially constituting such series shall be up to 750,000. The Preferred Stock, with respect to distributions upon liquidation, dissolution or winding up, ranks (i) junior to any series of preferred stock or securities of the Company the terms of which specifically provide that such series ranks senior to the Preferred Stock (the "Senior Stock"), (ii) PARI PASSU with any other series of preferred stock or securities of the Company the terms of which specifically provide that such series ranks PARI PASSU with the Preferred Stock (the "Parity Stock") and (iii) senior to the common stock, par value $.001 per share, of the Company (the "Common Stock") and any series of preferred stock or securities the terms of which specifically provide that such series ranks junior and subordinate to the Preferred Stock (the "Junior Stock"). So long as any shares of Preferred Stock remain outstanding, the Company's Articles of Incorporation shall specify that any other class or series of stock issued, other than Common Stock, is either Senior Stock, Parity Stock or Junior Stock. The Preferred Stock shall be subject to the creation of Senior Stock, Parity Stock and Junior Stock.

Section 2. *DIVIDENDS.* The holders of Preferred Stock shall not be entitled to receive any dividends paid on the Common Stock.

Section 3. LIQUIDATION PREFERENCE. In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of the Preferred Stock are not entitled to receive out of the assets of the Company available for distribution to shareholders any distribution of assets. Neither a consolidation, merger or other business combination of the Company with or into another corporation or other entity nor a sale, lease, or exchange or transfer of all or part of the Company's assets for cash, securities or other property will be considered a liquidation, dissolution or winding up of the Company.

Section 4. VOTING.

4.1 VOTING RIGHTS. The holders of the Preferred Stock will have no voting rights except as described in this Section 4 or as required by law. In exercising any such vote, each outstanding share of Preferred Stock will be entitled to one hundred (100) votes, excluding shares held by the Company or any entity controlled by the Company, which shares shall have no voting rights.

4.2 AMENDMENTS TO ARTICLES AND BYLAWS. So long as Preferred Stock is outstanding, the Company shall not, without the affirmative vote of the holders of at least 66-2/3% of all outstanding shares of Preferred Stock, voting separately as a class (i) amend, alter or repeal any provision of the certificate of incorporation or the bylaws of the Company so as to adversely affect the designations, preferences, limitations and relative rights of the Preferred Stock or (ii) effect any reclassification of the Preferred Stock.

4.3 AMENDMENT OF RIGHTS OF PREFERRED STOCK. The Company shall not, without the affirmative vote of the holders of at least 66-2/3% of all outstanding shares of Preferred Stock, amend, alter or repeal any provision of this Statement of Designations, PROVIDED, HOWEVER, that the Company may, by any means authorized by law and without any vote of the holders of shares of Preferred Stock, make technical, corrective, administrative or similar changes in this Statement of Designations that do not, individually or in the aggregate, adversely affect the rights or preferences of the holders of shares of Preferred Stock.

Section 5. REDEMPTION. The Preferred Stock shall not be redeemable by the Company or upon request by the holder thereof.

Section 6. CONVERSION RIGHTS

6.1 OPTIONAL CONVERSION.

(a) Each share of Preferred Stock is convertible into one hundred (100) shares of Common Stock (the "Conversion Ratio") at any time at the option of the holder.

(b) Notice shall be mailed by means of first class mail, postage prepaid, addressed to the Company at least 20, but not more then 60 days before the date fixed for such conversion (herein referred to as the "Conversion Date"). Each such notice shall specify (i) the Conversion Date; (ii) the place for returning the Common Stock certificate(s); and (iii) the number of shares of Preferred Stock to be converted. Any notice mailed in such manner shall be conclusively deemed to have been duly given when mailed whether or not such notice is in fact received.

(c) The holder of any shares of Preferred Stock to be converted shall not be entitled to receive Common Stock for such shares until such holder shall cause to be delivered to the Company (i) the certificate(s) representing such shares of Preferred Stock, and (ii) transfer instrument(s) satisfactory to the Company and sufficient to transfer such shares of Preferred Stock to the Company free of any adverse interest.

(d) At the close of business on the Conversion Date for any share of Preferred Stock to be converted, such share shall (provided the Common Stock for such share has been issued or properly provided for) be deemed to cease to be outstanding and all rights of any person other than the Company in such share shall be extinguished on the Conversion Date for such share except for the right to receive the Common Stock into which such share is being converted in accordance with the provisions of this Section 6.

6.2 MANDATORY CONVERSION. The Company shall have no right to require conversion of the Preferred.

Section 7. STATUS OF REACQUIRED SHARES OF PREFERRED STOCK. Shares of Preferred Stock issued and reacquired by the Company shall not be reissued by the Company as shares of Preferred Stock but shall have the status of authorized and unissued shares of Preferred Stock, undesignated as to series, subject to later issuance.

Section 8. PREEMPTIVE RIGHTS. The holders of shares of Preferred Stock are not entitled to any preemptive or subscription rights in respect of any securities of the Company.

Section 9. NOTICES. Any notice required hereby to be given to the Company shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to the Company at 17047 El Camino Real Suite 150 Houston, Texas 77058.

IN WITNESS WHEREOF, the Company has caused this statement to be duly executed by its President this 30th day of June, 2004.

MEGAMANIA INTERACTIVE, INC.

George W. Bogle
President

Exhibit (3) Instruments Defining the Rights of Security Holders E-3

NOT APPLICABLE

Exhibit (4)   Subscription Agreement

50,000,000 Shares

LTV

Common Stock

Investing in our ordinary shares involves risks which are described in the "Risk Factors" section beginning on page 1 of the attached Offering Circular. Our shares currently trade on the National Quotations Bureau "Pink Sheets" under the symbol "LTVI".

	Per Share	Total
Offering Price	$ 0.10	$ 5,000,000

In making an investment decision investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. The shares offered hereunder in accordance with Regulation A have not been recommended or approved by the Securities and Exchange Commission (the "SEC") or any state regulatory authority and neither the SEC nor any state regulatory authority passed upon the accuracy or adequacy of this offering or endorsed the merits of this offering. Any representation to the contrary is a criminal offense.

Latin Television, Inc.
3764 NW 124th Ave.
Coral Springs, Florida 33065

The date of this Subscription Package is August 1, 2006

Name of Offeree: ___________ **Subscription Package No.** 1_________

LATIN TELEVISION, INC.

SUBSCRIPTION APPLICATION

To subscribe for Common Stock, a prospective investor must complete and execute the subscription documents contained in this booklet in accordance with the enclosed instructions. This entire booklet, together with the appropriate payment as described herein, should then be returned to:

Latin Television, Inc.
3764 NW 124th Ave.
Coral Springs, Florida 33065

If your subscription is not accepted, your original documents and payments will be returned to you. Please be sure that your name appears in exactly the same way in each signature and in each place where it is marked in the documents.

Subscriptions from suitable prospective investors will be accepted at the sole discretion of the Company after receipt of all subscription documents, properly completed and executed, with the appropriate payment. The minimum subscription is 1,000,000 shares ($100,000), unless the Company, in its sole discretion permits the purchase of fewer shares. The Common Stock is available to accredited investors only.

If you have any questions concerning the completion of these subscription documents, please contact Randall Appel at 561-214-5565.

EACH INVESTOR MUST COMPLETE PAGES 5-16 OF THIS DOCUMENT, ALONG WITH THE APPROPRIATE COLORED SECTION DEALING WITH THE TYPE OF INVESTOR. ALL INVESTORS SHOULD READ THE SECTION "INFORMATION FOR RESIDENTS OF CERTAIN STATES" INCLUDED HEREIN AS EXHIBIT "A" BEGINNING ON PAGE 61.

- **INDIVIDUAL INVESTORS SHOULD COMPLETE THE BLUE PAGES (17-24).**
- **CORPORATE, PARTNERSHIP, OR LIMITED LIABILITY COMPANY INVESTORS SHOULD COMPLETE THE YELLOW PAGES (25-36).**
- **TRUST INVESTORS SHOULD COMPLETE THE PINK PAGES (37-46).**
- **PLAN INVESTORS SHOULD COMPLETE THE GREEN PAGES (47-56).**

ALL INVESTORS MUST COMPLETE THIS SECTION

SUBSCRIPTION APPLICATION, QUESTIONNAIRE, AND SIGNATURE PAGE

Ladies and Gentlemen:

1. **Subscription.** The undersigned hereby subscribes for and agrees to purchase shares of par value $0.0001 common stock (the "shares") offered by Latin Television, Inc. (the "Company"), a Nevada corporation, as described in the Form 1-A, dated July 21, 2006, (the "Offering Circular"). The undersigned is delivering with this Subscription Application a check payable to the order of Latin Television, Inc. in an amount equal to $0.10 per share being purchased to which the Subscription Application relates. The minimum investment in the United States is _________ shares, or $_______.

The undersigned is subscribing for _________________shares and has enclosed a check payable to the account described above in the amount of U.S. $ __________________.

2. **Representations and Warranties.** By executing this Subscription Application, the undersigned further:

(a) Acknowledges that the undersigned (i) has received the Offering Circular and (ii) is familiar with and understands the foregoing including the "Risk Factors" set forth in the Offering Circular;

(b) Represents and warrants that the undersigned, in determining to purchase shares, has relied solely upon the Offering Circular (including the exhibits thereto) and the advice of the undersigned's legal counsel and accountants or other financial advisers with respect to the tax and other consequences involved in purchasing shares;

(c) Represents and warrants that the undersigned (i) is an accredited investor, (ii) is a qualified Keogh or corporate pension and/or profit-sharing plan or other employee benefit plan ("Plan") under section 401(a) of the Internal Revenue Code and either the Plan or the beneficiaries of the Plan meet the requirements of subparagraph (i) above, or (iii) is purchasing in a fiduciary capacity for a person meeting such conditions;

(d) Represents and warrants that the shares being acquired will be acquired for the undersigned's own account without a view to public distribution or resale and that the undersigned has no contract, undertaking, agreement, or arrangement to sell or otherwise transfer or dispose of any shares or any portion thereof to any other person;

(e) Represents and warrants that the undersigned (i) can bear the economic risk of the purchase of shares including the total loss of the undersigned's investment and (ii) has such knowledge and experience in business and financial matters as to be capable of evaluating the merits and risks of an investment in shares, or that the undersigned is being advised by others (acknowledged by the undersigned as being the "Purchaser Representative(s)" of the undersigned) such that they and the undersigned together are capable of making such evaluation;

ALL INVESTORS MUST COMPLETE THIS SECTION

(f) Represents and warrants, if subject to the Employee Retirement Income Security Act (ERISA), that the undersigned is aware of and has taken into consideration the diversification requirements of Section 404(a)(3) of ERISA in determining to purchase shares and that the undersigned has concluded that the purchase of shares is prudent;

(g) Understands that the undersigned will be required to provide current financial and other information to the Company to enable it to determine whether the undersigned is qualified to purchase shares;

(h) Understands that the shares have not been registered under the Securities Act of 1933, as amended (the "Act"), or the securities laws of any state and may be subject to substantial restrictions on transfer as described in the Offering Circular under "Description of Securities -Restrictions on Transfer;"

(i) Agrees that the undersigned will not sell or otherwise transfer or dispose of any shares or any portion thereof unless such shares are registered under the Act and any applicable state securities laws or the undersigned obtains an opinion of counsel that is satisfactory to the Company that such shares may be sold in reliance on an exemption from such registration requirements;

(j) Understands that (i) the Company has no obligation or intention to register any shares for resale or transfer under the Act or any state securities laws or to take any action (including the filing of reports or the publication of information as required by Rule 144 under the Act) which would make available any exemption from the registration requirements of any such laws and (ii) the undersigned therefore may be precluded from selling or otherwise transferring or disposing of any shares or any portion thereof for an indefinite period of time or at any particular time;

(k) Acknowledges that the undersigned has been encouraged to rely upon the advice of the undersigned's legal counsel and accountants or other financial advisers with respect to the tax and other considerations relating to the purchase of shares and has been offered, during the course of discussions concerning the purchase of shares, the opportunity to ask such questions and inspect such documents concerning the Company and its business and affairs as the undersigned has requested so as to understand more fully the nature of the investment and to verify the accuracy of the information supplied;

(l) Represents and warrants that (i) the undersigned is at least 21 years of age; (ii) the undersigned is a United States citizen; (iii) the undersigned has adequate means of providing for the undersigned's current needs and personal contingencies; (iv) the undersigned has no need for liquidity in the undersigned's investments; (v) the undersigned maintains the undersigned's principal residence at the address shown below; (vi) all investments in and commitments to non-liquid investments are, and after the purchase of shares will be reasonable in relation to the undersigned's net worth and current needs; and (vii) any personal financial information that is provided herewith by the undersigned, or is subsequently submitted by the undersigned at the request of the Company, does or will accurately reflect the undersigned's financial condition with respect to which the undersigned does not anticipate any material adverse change;

ALL INVESTORS MUST COMPLETE THIS SECTION

(m) Understands that no federal or state agency, including the Securities and Exchange Commission, has approved or disapproved the shares, passed upon or endorsed the merits of the offering or the accuracy or adequacy of the Offering Circular, or made any finding or determination as to the fairness of the shares for public investment;

(n) Acknowledges that the Company has the unconditional right to accept or reject this Subscription Application;

(o) Acknowledges that the Company has the unconditional right to accept this Subscription Application and apply the proceeds provided the minimum subscriptions have been raised on a timely basis as described in the Offering Circular;

(p) Understands that the shares are being offered and sold in reliance on specific exemptions from the registration requirements of federal and state laws and that the Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgements, and understandings set forth herein in order to determine the availability of such exemptions to the Company and the suitability of the undersigned to acquire shares;

(q) Represents and warrants that the information set forth herein concerning the undersigned is true and correct;

(r) Represents, warrants, and agrees that, if the undersigned is acquiring shares in a fiduciary capacity, (i) the above representations, warranties, agreements, acknowledgements, and understandings shall be deemed to have been made on behalf of the person or persons for whose benefit such shares are being acquired, (ii) the name of such person or persons is indicated below under the subscriber's name, and (iii) further information as the Company deems appropriate shall be furnished regarding such person or persons; and

(s) Represents and warrants that the attached purchaser questionnaire is true and complete and agrees that the Company may rely on the truth and accuracy of the information contained therein for purposes of assuming the Company may rely on the exemptions from the registration requirements of the Act afforded by Section 3(b) of the Act and Regulation A promulgated under the Act, and of any applicable state statutes or regulations; and, further agrees that the Company may present such information to such persons as they deem appropriate if called upon to verify the information provided or to establish the availability of an exemption from registration under Section 3(b) of the Act, Regulation A promulgated under the Act, or any state securities statutes or regulations or if the contents are relevant to any issue in any action, suit, or proceeding to which the Company or any agent of the Company involved in the offering of shares is a party or by which it is or may be bound.

ALL INVESTORS MUST COMPLETE THIS SECTION

3. **General Information for All Investors.**

Check One:
( ) Individual ownership
( ) Joint tenants with right of survivorship*
( ) Community Property
( ) Community Property with right of survivorship
( ) Tenants in common
( ) Individual ownership pursuant to purchases under the Uniform Gift to Minors Act**

____

Name of Beneficiary under Uniform Gift to Minors Act — Social Security Number of Beneficiary

( ) Corporation***
( ) Partnerships ***
( ) Limited Liability Company***
( ) Trust***
( ) Retirement Plan***

* Signatures of both parties required. Each Co-Investor (other than a spouse) must complete and sign a separate Subscription Application and Questionnaire.

** All information requested in connection with investments under the Uniform Gift to Minors Act should be given on behalf of the adult custodian, <u>not</u> the minor beneficiary.

*** If this form of ownership is used, each person having an interest in such entity may be required to meet the suitability standards and submit an appropriate purchaser questionnaire.

PLEASE PRINT THE EXACT NAME(S) IN WHICH YOUR SHARES ARE TO BE REGISTERED:

Name(s): ____

Social Security Number or Employer Identification Number of each Investor:

____

State of Principal Residence:

____

Business/Home Address:

____

(Address - No P.O. Boxes please)

City ____________________ State ____________________ Zip Code ____________________

ALL INVESTORS MUST COMPLETE THIS SECTION

Address where you want your mail sent if different than above:

____
(Address - No P.O. Boxes please)

City ______________________ State ____________ Zip Code ______________

Business Telephone Number: (_____) ______________________

Home Telephone Number: (_____) ______________________

Facsimile Number: (_____) ______________________

Set forth in the space provided below the state(s) in which you have maintained your principal residence during the past three years.

____

IN WITNESS WHEREOF, intending to irrevocably bind the undersigned and the personal representatives, successors and assigns of the undersigned and to be bound by this Subscription Application, the undersigned is muting this Subscription Application on the date indicated.

______________________ ______________________________

Signature

PRINT Name of Individual, Corporation, Partnership, Limited Liability Company, Plan, or Trust

Dated: ______________________

ALL INVESTORS MUST HAVE THEIR SIGNATURE(S) ACKNOWLEDGED IN THE ACKNOWLEDGEMENT CORRESPONDING TO THE APPLICABLE FORM OF OWNERSHIP (INDIVIDUAL, CORPORATE, PARTNERSHIP, LIMITED LIABILITY COMPANY, TRUST, OR PLAN)

CORPORATE ACKNOWLEDGEMENT

State of ________________)
) ss.
County of ______________)

On the ________ day of _______________________, 2006, before me personally appeared _____________________________, known to me to be the _________________of the corporation that executed the foregoing instrument, who swore and acknowledged that he executed the foregoing instrument in such capacity pursuant to authority given by the order of the Board of Directors of said corporation; and that he signed his name thereby by like order.

____
Notary Public

My Commission Expires:

____

ALL INVESTORS MUST HAVE THEIR SIGNATURE(S) ACKNOWLEDGED IN THE ACKNOWLEDGEMENT CORRESPONDING TO THE APPLICABLE FORM OF OWNERSHIP (INDIVIDUAL, CORPORATE, PARTNERSHIP, LIMITED LIABILITY COMPANY, TRUST, OR PLAN)

PARTNERSHIP ACKNOWLEDGEMENT

State of ________________)
) ss.
County of ______________)

On the ________ day of ________________________, 2006, before me personally appeared ________________________________, known to me to be a general partner of the above-named partnership, who swore and acknowledged that being authorized and directed to do so he did sign the foregoing instrument, on behalf of the above-named partnership, and that the same is the free act and deed of said partnership and his free act and deed personally as such partner.

.

____
Notary Public

My Commission Expires:

____

ALL INVESTORS MUST HAVE THEIR SIGNATURE(S) ACKNOWLEDGED IN THE ACKNOWLEDGEMENT CORRESPONDING TO THE APPLICABLE FORM OF OWNERSHIP (INDIVIDUAL, CORPORATE, PARTNERSHIP, LIMITED LIABILITY COMPANY, TRUST, OR PLAN)

LIMITED LIABILITY COMPANY ACKNOWLEDGEMENT

State of ________________)
) ss.
County of ______________)

On the _________ day of ________________________, 2006, before me personally appeared ______________________________, known to me to be a member of the above-named limited liability company, who swore and acknowledged that being authorized and directed to do so he did sign the foregoing instrument, on behalf he above-named limited liability company, and that the same is the free act and deed of said limited liability company and his free act and deed personally as such member.

____
Notary Public

My Commission Expires:

____

ALL INVESTORS MUST HAVE THEIR SIGNATURE(S) ACKNOWLEDGED IN THE ACKNOWLEDGEMENT CORRESPONDING TO THE APPLICABLE FORM OF OWNERSHIP (INDIVIDUAL, CORPORATE, PARTNERSHIP, LIMITED LIABILITY COMPANY, TRUST, OR PLAN)

TRUST ACKNOWLEDGEMENT

State of ________________)
) ss.
County of ______________)

On the _________ day of _________________________, 2006, before me personally appeared _______________________________, known to me to be a ______________________________ of the above-named trust, who swore and acknowledged that being authorized and directed to do so he did sign the foregoing instrument on behalf of the above-named trust, and at the same is the free act and deed of said trust and his free act and deed personally as such person.

____
Notary Public

My Commission Expires:

____

ALL INVESTORS MUST HAVE THEIR SIGNATURE(S) ACKNOWLEDGED IN THE ACKNOWLEDGEMENT CORRESPONDING TO THE APPLICABLE FORM OF OWNERSHIP (INDIVIDUAL, CORPORATE, PARTNERSHIP, LIMITED LIABILITY COMPANY, TRUST, OR PLAN)

PLAN ACKNOWLEDGEMENT

State of ________________)
) ss.
County of ______________)

On the _________ day of _________________________, 2006, before me personally appeared ________________________________, known to me to be a _________________________________ of the above-named plan, who swore and acknowledged that being authorized and directed to do so he did sign the foregoing instrument on behalf of the above-named plan, and that the same is the free act and deed of said plan and his free act and deed personally as such person.

____
Notary Public

My Commission Expires:

____

LTV

INDIVIDUAL INVESTORS MUST COMPLETE THIS SECTION

1. Name of Individual. ____

2. Purchaser Representative for Individual Investors. Please check (a) or (b):

___(a) I am <u>not</u> relying upon the advice of a Purchaser Representative such as an attorney, accountant, or other advisor in making a final investment decision to purchase shares. I believe that I have sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of an investment in the shares.

___(b) I do not have sufficient knowledge and experience in financial and business matters as required above. I intend to rely on and hereby designate as my Purchaser Representative the individual(s) named below to assist me in evaluating the risks and merits of an investment in the shares. I authorize the Company to furnish such person with a Purchaser Representative Questionnaire requesting certain information regarding his or her expertise and background and I agree to furnish such questionnaire to the Company.

Name of Purchaser Representative: ______________________________________

Address: ____

Occupation: ____

Employer: ____

NOTE: IF ITEM 2 (b) ABOVE IS CHECKED, PURCHASER REPRESENTATIVES MUST COMPLETE THE ATTACHED PURCHASER REPRESENTATIVE QUESTIONNAIRE.

3. Investor Accreditation, Sophistication and Suitability.

3.1 Accredited Investor Status. Please complete <u>each</u> of the following certifications:

(a) I certify that I have an individual net worth (or a joint net worth with my spouse) in excess of $1,000,000 (including homes, home furnishings, and automobiles).

Yes ______ No ______

(b) I certify that I had individual income (excluding any income of my spouse) of more than $200,000 in each of the previous two calendar years or joint income with my spouse in excess of $300,000 in each of those years and I reasonably expect to reach the same income level in the current year.

Yes ______ No ______

(c) Other. Yes ______ No ______ (Please describe.)

____

____

INDIVIDUAL INVESTORS MUST COMPLETE THIS SECTION

3.2 Income Information.

(a) Gross Income During Last Two Years

Individual		Joint		
2005	2004	2005	2004	
________	________	________	________	Less than $50,000
________	________	________	________	$ 50,000 - $ 75,000
________	________	________	________	$ 75,001 - $200,000
________	________	________	________	$200,001 - $300,000
________	________	________	________	$300,001 or more

(b) Anticipated Gross Income During 2006

Individual	Joint	
2006	2006	
________	________	Less than $50,000
________	________	$ 50,000 - $ 75,000
________	________	$ 75,001 - $200,000
________	________	$200,001 - $300,000
________	________	$300,001 or more

(c) Current Net Worth

Individual		Joint		
2006	2005	2006	2005	
________	________	________	________	Less than $50,000
________	________	________	________	$ 50,000 - $ 99,999
________	________	________	________	$100,000 - $299,999
________	________	________	________	$300,000 - $599,999
________	________	________	________	$600,000 - $999,999
________	________	________	________	$ 1,000,000 or more

INDIVIDUAL INVESTORS MUST COMPLETE THIS SECTION

(d) Current Net Worth Exclusive of Home, Car, and Furnishings

Individual 2006	2005	Joint 2006	2005	
______	______	______	______	Less than $50,000
______	______	______	______	$ 50,000 - $ 99,999
______	______	______	______	$100,000 - $299,999
______	______	______	______	$300,000 - $599,999
______	______	______	______	$600,000 - $999,999
______	______	______	______	$ 1,000,000 or more

(e) Current Value of Net Assets Including Cash and Cash Equivalents, Marketable Securities, Cash Surrender Value of Life Insurance, and Other Items Easily Convertible Into Cash.

Individual 2006	2005	Joint 2006	2005	
______	______	______	______	Less than $50,000
______	______	______	______	$ 50,000 - $ 99,999
______	______	______	______	$100,000 - $299,999
______	______	______	______	$300,000 - $599,999
______	______	______	______	$600,000 - $999,999
______	______	______	______	$ 1,000,000 or more

(Remainder of Page Left Intentionally Blank)

INDIVIDUAL INVESTORS MUST COMPLETE THIS SECTION

IF YOU ANSWERED "YES" TO ANY OF ITEMS 3.3.1(a), (b) or (c) ABOVE, YOU DO NOT NEED TO COMPLETE THE REMAINDER OF THIS QUESTIONNAIRE. IF YOU DID NOT ANSWER "YES" TO ANY OF ITEMS 3.3.1(a) or (b) ABOVE, YOU MUST COMPLETE THE REMAINDER OF THIS QUESTIONNAIRE FOR INDIVIDUAL INVESTORS.

3.3 Current Occupation.

(a) Profession, Business, or Employment: ______________________________

____

(b) Position or Duties: ______________________________________

____

3.4 Prior Employment or Occupation for the last five years if different than above: ______

____

____

3.5 College, business, or professional education: ______________________________

____

____

3.6 Investment experience.

(a) Please indicate the frequency of your investment in marketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

Approximate current value of such securities $ ____________.

(b) Please indicate the frequency of your investment in unmarketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

(c) Prior investments in other or limited offerings within the last five years:

( ) corporate equity or debt ( ) real estate ( ) partnerships

( ) other ______________________________

INDIVIDUAL INVESTORS MUST COMPLETE THIS SECTION

(d) Please indicate the frequency of your investment in tax credit investments:

( ) often ( ) occasionally ( ) seldom ( ) never

(e) Do you make your own investment decisions with respect to the investments described in 3.6 (a) (b) (c) and (d) above?

( ) always ( ) occasionally ( ) seldom ( ) never

(f) What are your principal sources of investment knowledge or advice? (You may check more than one.)

( ) First hand experience with industry
( ) Broker(s)
( ) Financial publication(s)
( ) Investment advisor(s)
( ) Trade or industry publication(s)
( ) Attorney(s)
( ) Banker(s)
( ) Accountant(s)

(Remainder of Page Left Intentionally Blank)

THE PURCHASER REPRESENTATIVE(S) MUST COMPLETE THIS QUESTIONNAIRE IF THE INVESTOR CHECKED ITEM 2 (b) AND IS RELYING ON THE ADVICE OF A PURCHASER REPRESENTATIVE

PURCHASER REPRESENTATIVE QUESTIONNAIRE

This Purchaser Representative Questionnaire is being sent to each potential investor who has indicated an interest in purchasing shares through a purchaser representative and must be completed by such representative and returned to the Company or its authorized representatives. The purpose of this Purchaser Representative Questionnaire is to assure the Company that it may rely on the exemptions from the registration requirements of the securities Act of 1933, as amended (the "Act") afforded by Section 3(b) of the Act and Regulation A promulgated under the Act, and of any applicable state statutes or regulations.

Please answer every question. If the answer to any question is "None" or "Not Applicable," please so state. Your answers will at all times be kept strictly confidential. However, by signing a Purchaser Representative questionnaire, you agree that the Company may present such Purchaser Representative Questionnaire to parties as it deems appropriate if called upon to verify the information provided or to establish the availability of an exemption from registration under Section 3(b) of the Act, Regulation A promulgated under the Act, or any state securities statutes or regulations, or if the contents are relevant to any issue in any action, suit, or proceeding to thigh the Company or any agent of the Company involved in the offering of shares is a party or by which it is or may be bound.

Questionnaire

Name of Investor: ____

Please complete the following questionnaire fully, attaching additional sheets if necessary.

A. Name of Purchaser Representative: ________________________________

Business Address: ____

Telephone Number: ____

B. Present occupation or position, indicating period of such practice or employment and field of professional specialization, if any.

____

____

C. List any business or professional education, including degrees received, if any.

____

____

D. Have you had prior experience in advising clients with respect to investments of this type?

Yes ______ No ______

THE PURCHASER REPRESENTATIVE(S) MUST COMPLETE THIS QUESTIONNAIRE IF THE INVESTOR CHECKED ITEM 2 (b) AND IS RELYING ON THE ADVICE OF A PURCHASER REPRESENTATIVE

PURCHASER REPRESENTATIVE QUESTIONNAIRE

E. List any professional licenses or registrations, including bar admissions, accounting certifications, real estate brokerage licenses and SEC or state broker-dealer registrations held by you.

____

____

F. Describe generally any business, financial or investment experience that would help you to evaluate the merits and. risks of this investment.

____

____

G. State how long you have known the potential Investor and in what capacity.

____

____

H. (a) Do you or any of your "Affiliates" (as defined in Rule 501 of Regulation D) have any material relationship (as defined in Rule 501 of Regulation D) with the above-noted Company or any of its Affiliates, or has any such material relationship existed at any time during the previous two years; or is any such material relationship mutually understood to be contemplated, or has any compensation been received or will any compensation be received as a result of any relationship?

____

____

(b) If you answered "yes" in subparagraph (a) above, please describe each material relationship and indicate the parties involved and the amount of compensation received or to be received as a result of such relationship. **Any material relationship described in this subsection (b) should be disclosed to the Investor in the manner set forth in the Form of Disclosure Letter to Investor from Purchaser Representative attached to this questionnaire.**

____

____

____

THE PURCHASER REPRESENTATIVE(S) MUST COMPLETE THIS QUESTIONNAIRE IF THE INVESTOR CHECKED ITEM 2 (b) AND IS RELYING ON THE ADVICE OF A PURCHASER REPRESENTATIVE

PURCHASER REPRESENTATIVE QUESTIONNAIRE

I. In advising the Investor in connection with Investor's prospective investment in the Company, will you be relying in part on the Investor's own experience in certain areas?

Yes ______ No ______

J. In advising the investor in connection with the Investor's prospective investment in the Company, will you be relying in part on the expertise of an additional Purchaser Representative or Representatives?

Yes ______ No ______

If "Yes," give the name and address of such additional Representative or Representatives.

____

____

Representations and Warranties of Purchaser Representative

I understand that the Company will be relying on the accuracy and completeness of my responses to the questions, and I represent and warrant to the Company as follows:

(i) I am 21 years of age or older and I am acting as Purchaser Representative for the Investor in connection with the Investor's prospective investment in the Company;

(ii) The answers to the above questions are complete and correct and may be relied upon by the Company in determining whether the offering in connection with which I have executed this questionnaire is exempt from registration under the Securities Act of 1933, pursuant to Regulation A or otherwise;

(iii) I am not an Affiliate (as defined in Rule 501 of Regulation D), director, officer, or other employee of the Company or any of its Affiliates or a beneficial owner of 5% or more of any class of the equity securities of the Company;

THE PURCHASER REPRESENTATIVE(S) MUST COMPLETE THIS QUESTIONNAIRE IF THE INVESTOR CHECKED ITEM 2 (b) AND IS RELYING ON THE ADVICE OF A PURCHASER REPRESENTATIVE

PURCHASER REPRESENTATIVE QUESTIONNAIRE

(iv) I have not, during the past 10 years, (i) been convicted, indicted or investigated in connection with any past or present criminal proceeding (excluding traffic violations and other minor offenses); or (ii) been the subject of any order, judgment or decree of any court of competent jurisdiction permanently or temporarily enjoining me from acting as an investment advisers underwriter, broker or dealer in securities or as an affiliated person, director or employee of an investment company, bank, savings and loan association or insurance company, or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any security, or (iii) been the subject of any order of a federal or state authority barring or suspending for more than 60 days my right to be engaged in any such activity or to be associated with persons engaged in any such activity, which order has not been reversed or suspended;

(v) I have disclosed to the Investor in writing, prior to the Investor's acknowledgment of me as his Purchaser Representative, any material relationship with the Company or its Affiliates disclosed in answer to question 8 above;

(vi) I personally (or together with the Investor or the additional Purchaser Representative or Representatives indicated above) have such knowledge and experience in financial and business matters that I am capable of evaluating the merits and risks of the Investor's prospective investment in the shares; and

(vii) I will notify the Company immediately of any material change in any statement made herein occurring prior to the closing of any purchase by the Investor of an interest in the proposed investment.

IN WITNESS WHEREOF, I have executed this Purchaser Representative Questionnaire this ____________ day of _______________, 2006.

____
(Signature of Purchaser Representative)

THE PURCHASER REPRESENTATIVE(S) MUST COMPLETE THIS QUESTIONNAIRE IF THE INVESTOR CHECKED ITEM 2 (b) AND IS RELYING ON THE ADVICE OF A PURCHASER REPRESENTATIVE

PURCHASER REPRESENTATIVE QUESTIONNAIRE

[Form of Disclosure Letter to Investor from
Purchaser Representative]

________________, 2006

[Investors]

____
____
____
____

Dear ______________:

In connection with my serving as Purchaser Representative with respect to your proposed purchase of shares offered by Latin Television, Inc., please be advised that within the last two years there has existed, there now exists or is contemplated to exist the following material relationships:

____
____
____
____

As a result of such relationships, I have received or will receive the following compensation:

____
____
____
____

Very truly yours,

[Purchaser Representative]

CORPORATE, PARTNERSHIP, AND LIMITED LIABILITY COMPANY INVESTORS MUST COMPLETE THIS SECTION

A. GENERAL INFORMATION FOR CORPORATE, PARTNERSHIP, OR LIMITED LIABILITY COMPANY INVESTORS

1. Name of Corporation, Partnership, or Limited Liability Company: ______________________________

2. Date of Formation: ______________________________

3. State of Incorporation or in which Organized: ______________________________

4. Type of Organization and Business Description: ______________________________

____

5. Number of Shareholders, Partners, or Members: ______________________________

6. Has the subscribing Corporation, Partnership, or Limited Liability Company been formed for the specific purpose of purchasing shares?

Yes _____ No _____

7. Is the subscribing entity a limited liability company, partnership, "S" corporation or other form of "pass-through" entity for federal income tax purposes?

Yes _____ No _____

B. ACCREDITATION, SOPHISTICATION AND SUITABILITY

1. Accredited Investor Status. Please complete each of the following certifications:

1.1 The undersigned Corporation, Partnership, or Limited Liability Company certifies that EACH of its shareholders, partners, or members meets at least ONE of the following conditions:

(i) Each shareholder, partner, or member is a natural person whose individual net worth (or joint net worth with his spouse) exceeds $1,000,000 (including home, home furnishings and personal property).

Yes _____ No _____

(ii) Each shareholder, partner, or member is a natural person who had an individual income in excess of $200,000 in each of the previous two calendar years or joint income with such person's spouse in excess of $300,000 in each of those years and who reasonably expects to reach the same income level for the current calendar year.

Yes _____ No _____

CORPORATE, PARTNERSHIP, AND LIMITED LIABILITY COMPANY INVESTORS MUST COMPLETE THIS SECTION

(iii) The shareholder, partner, or member of the Investor is a corporation, partnership, or limited liability company and all of the shareholders, partners, or members (a "beneficial owner'), respectively, of such corporation, partnership, or limited liability company can answer yes to statement B.1.1 (i) or B.1.1 (ii) above.

Yes _____ No _____

IF THE CORPORATION, PARTNERSHIP, OR LIMITED LIABILITY COMPANY HAS ANSWERED "YES" TO ANY PORTION OF STATEMENT B.1.1 ABOVE, EACH SHAREHOLDER, PARTNER, MEMBER, OR BENEFICIAL OWNER OF A SHAREHOLDER, PARTNER, OR MEMBER MUST COMPLETE AND EXECUTE EXHIBIT C/P-1 (SEE PAGE CORP./PART./LLC-5) AND MAY SKIP EDITIONS B.1.2 THROUGH B.1.10.

IF THE CORPORATION, PARTNERSHIP, OR LIMITED LIABILITY COMPANY HAS ANSWERED "NO" TO EACH PORTION OF STATEMENT B.1.1 ABOVE, QUESTIONS B.1.2 THROUGH B.1.10 MUST BE ANSWERED.

1.2 The undersigned Corporation, Partnership, or Limited Liability Company certifies that it has total assets in excess of $5,000,000 and that it was not formed for the specific purpose of investing in the shares.

Yes _____ No _____

1.3 The undersigned Corporation, Partnership, or Limited Liability Company certifies that it is a bank as defined in Section 3(a)(2) of the Securities Act of 1933.

Yes _____ No _____

1.4 The undersigned Corporation, Partnership, or Limited Liability Company certifies that it is a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act of 1933.

Yes _____ No _____

1.5 The undersigned Corporation, Partnership, or Limited Liability Company certifies that it is a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934 and purchasing shares for its own account.

Yes _____ No _____

CORPORATE, PARTNERSHIP, AND LIMITED LIABILITY COMPANY INVESTORS MUST COMPLETE THIS SECTION

1.6 The undersigned Corporation, Partnership, or Limited Liability Company certifies that it is an insurance company as defined in Section 2(13) of the Securities Act of 1933.

Yes _____ No _____

1.7 The undersigned Corporation, Partnership, or Limited Liability Company certifies that it is an investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of the Investment Company Act of 1940.

Yes _____ No _____

1.8 The undersigned Corporation, Partnership, or Limited Liability Company certifies that it is a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

Yes _____ No _____

1.9 The undersigned Corporation, Partnership, or Limited Liability Company certifies that it is a business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

Yes _____ No _____

1.10 The undersigned Corporation, Partnership, or Limited Liability Company certifies that it is an organization described in Section 501(c)(3) of the Internal Revenue Code with total assets in excess of $5,000,000.

Yes _____ No _____

THE CORPORATION, PARTNERSHIP, OR LIMITED LIABILITY COMPANY ANSWERED "NO" TO EACH OF STATEMENTS 1.2 THROUGH 1.10 ABOVE, EACH PERSON MAKING THE INVESTMENT DECISION ON BEHALF OF THE CORPORATION, PARTNERSHIP, OR LIMITED ABILITY COMPANY MUST COMPLETE AND EXECUTE EXHIBIT C/P-2.

C. SUITABILITY OF CORPORATION, PARTNERSHIP, OR LIMITED LIABILITY COMPANY AS INVESTOR

1.1 Current Net Worth of Corporation, Partnership, or Limited Liability Company:

$_______________

1.2 Net Income of Corporation, Partnership, or Limited Liability Company For:

2005 $_______________ 2004 $_______________

CORPORATE, PARTNERSHIP, AND LIMITED LIABILITY COMPANY INVESTORS MUST COMPLETE THIS SECTION

1.3 Anticipated Net Income of Corporation, Partnership, or Limited Liability Company For:

2006 $________________

D. AUTHORITY

Please provide the following information concerning the Investor's authority to purchase shares:

1.1 Please provide the name(s) and title(s) of the persons who have authority to purchase shares on behalf of the Investor and who have made the decision to purchase shares.

____
____
____

1.2 Indicate by check mark whether permission or authorization from any person other than those listed in the answer to Question D.1.1 is necessary in order for the Investor to affect the purchase of shares.

Yes _____ No _____

1.3 If the answer to Question D.1.2 is "Yes," please provide the following additional information:

1.3.1 Identify all such persons from whom such additional permission or authorization is necessary.

____
____
____

1.3.2 Indicate by check mark whether such permission or authorization has been obtained.

Yes _____ No _____

1.3.3 Indicate when such permission or authorization was obtained.

____

1.4 Please provide a corporate resolution approving the purchase of the shares and authorizing the appropriate officer to sign all necessary documents relating thereto, including the share certificate and this subscription agreement.

CORPORATE, PARTNERSHIP, AND LIMITED LIABILITY COMPANY INVESTORS COMPLETE EXHIBIT C/P-1 ONLY IF REQUIRED

EXHIBIT C/P-1

PLEASE PRINT

I. GENERAL INFORMATION REGARDING INDIVIDUAL

1. Name: ______________________________

   Residence Address: ______________________________

   City: ______________ State: ______________ Zip: __________

   Business Telephone Number (___) ______________

   Home Telephone Number (___) ______________

   Facsimile Number (___) ______________

   State of Principal Residence: __________ U.S. Citizen: Yes _____ No _____

   Social Security Number: ______________

2. Set forth in the space provided below the state(s) in which you have maintained your principal residence during the past three years.

   ____

   ____

3. Are you age 21 or older? Yes _____ No _____

II. ACCREDITATION AND SUITABILITY

1. Accredited Investor Status. Please complete each of the following certifications:

   (i) I certify that I have an individual net worth (or a joint net worth with my spouse) in excess of $1,000,000 (including homes, home furnishings, and automobiles).

   Yes _____ No _____

   (ii) I certify that I had individual income (excluding any income of my spouse) of more than $200,000 in each of the previous two calendar years or joint income with my spouse in excess of $300,000 in each of those years and I reasonably expect to reach the same income level in the current year.

   Yes _____ No _____

CORPORATE, PARTNERSHIP, AND LIMITED LIABILITY COMPANY INVESTORS COMPLETE EXHIBIT C/P-1 ONLY IF REQUIRED

EXHIBIT C/P-1

(iii) Other (please describe).

____

____

____

2. Current Occupation.

(i) Profession, Business, or Employment:

____

____

(ii) Position or Duties:

____

____

3. College, Business, or Professional Education:

____

____

4. Investment experience.

(i) Please indicate the frequency of your investment in marketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

Approximate current value of such securities $ __________.

(ii) Please indicate the frequency of your investment in unmarketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

(iii) Prior investments in other or limited offerings within the last five years:

( ) real estate ( ) partnerships ( ) corporate equity or debt
( ) other ________________________________

CORPORATE, PARTNERSHIP, AND LIMITED LIABILITY COMPANY INVESTORS COMPLETE EXHIBIT C/P-1 ONLY IF REQUIRED

EXHIBIT C/P-1

(iv) Please indicate the frequency of your investment in tax credit investments:

( ) often ( ) occasionally ( ) seldom ( ) never

(v) Do you make your own investment decisions with respect to the investments described in 4 (i) (ii) (iii) and (iv) above?

( ) often ( ) occasionally ( ) seldom ( ) never

(vi) What are your principal sources of investment knowledge or advice? (You may check more than one.)

( ) First hand experience with industry
( ) Broker(s)
( ) Financial publication(s)
( ) Investment advisor(s)
( ) Trade or industry publication(s}
( ) Attorney(s)
( ) Banker(s)
( ) Accountant(s)

5. Income Information:

(i) Gross Income During Last Two Years

Individual 2005	Individual 2004	Joint 2005	Joint 2004	
______	______	______	______	Less than $50,000
______	______	______	______	$ 50,000 - $ 75,000
______	______	______	______	$ 75,001 - $200,000
______	______	______	______	$200,001 - $300,000
______	______	______	______	$300,001 or more

(ii) Anticipated Gross Income During 2006

Individual	Joint	
______	______	Less than $50,000
______	______	$ 50,000 - $ 75,000
______	______	$ 75,001 - $200,000
______	______	$200,001 - $300,000
______	______	$300,001 or more

CORPORATE, PARTNERSHIP, AND LIMITED LIABILITY COMPANY INVESTORS COMPLETE EXHIBIT C/P-1 ONLY IF REQUIRED

EXHIBIT C/P-1

(iii) Current Net Worth

Individual	Joint	
________	________	Less than $50,000
________	________	$ 50,000 - $ 99,999
________	________	$100,000 - $299,999
________	________	$300,000 - $599,999
________	________	$600,000 - $999,999
________	________	$ 1,000,000 or more

(iv) Current Net Worth Exclusive of Home, Car, and Furnishings

Individual	Joint	
________	________	Less than $50,000
________	________	$ 50,000 - $ 99,999
________	________	$100,000 - $299,999
________	________	$300,000 - $599,999
________	________	$600,000 - $999,999
________	________	$ 1,000,000 or more

(v) Current Value of Net Assets Including Cash and Cash Equivalents, Marketable Securities, Cash Surrender Value of Life Insurance, and Other Items Easily Convertible Into Cash.

Individual	Joint	
________	________	Less than $50,000
________	________	$ 50,000 - $ 99,999
________	________	$100,000 - $299,999
________	________	$300,000 - $599,999
________	________	$600,000 - $999,999
________	________	$ 1,000,000 or more

EACH CORPORATE, PARTNERSHIP, OR LIMITED LIABILITY COMPANY DECISION MAKER MUST COMPLETE EXHIBIT C/P-2 IF REQUIRED BY SECTION B

EXHIBIT C/P-2

Gentlemen:

Please be advised that I am a/an ( ) officer or ( ) director or ( ) general partner or ( ) member or ( ) other *fiduciary agent (please specify)* ________________________________(*check one*) of ______________________________________ a ( ) corporation, ( ) partnership, ( ) limited liability company (the "Purchaser"), and that I have made the cement decision, by myself or together with others, on behalf of the above-named Purchaser to cause such Purchaser to purchase shares. I understand that the information contained in this letter will be used to determine whether the Purchaser has, either alone or with its purchaser representative(s), such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in shares, and otherwise is suitable to purchase shares.

1. Current Occupation:

   (a) Profession, Business, or Employment:

   ____

   ____

   (b) Business Address and Telephone Number:

   ____

   ____

   (c) Position or Duties:

   ____

   ____

2. Prior Employment Positions or Occupations During Last Five Years (if different than above):

Dates	Employment, Position or Occupation
__________	____
__________	____
__________	____

EACH CORPORATE, PARTNERSHIP, OR LIMITED LIABILITY COMPANY DECISION MAKER MUST COMPLETE EXHIBIT C/P-2 IF REQUIRED BY SECTION B

EXHIBIT C/P-2

3. Business or Professional Education:

School	Field of Study	Dates of Attendance	Degree
____________	____________	____________	____________
____________	____________	____________	____________
____________	____________	____________	____________
____________	____________	____________	____________

4. Investment experience:

(a) Please indicate the frequency of your investment in marketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

Approximate current value of such securities: $ ________________.

(b) Please indicate the frequency of your investment in unmarketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

(c) Please indicate the frequency of your investment in tax credit investments:

( ) often ( ) occasionally ( ) seldom ( ) never

(d) Prior investments in limited offerings:

Name	Type of Investment (R & D, Corporate Equity or Debt, Real Estates etc.)	Year of Investment	Amount Invested
____________	____________	____________	$________
____________	____________	____________	$________
____________	____________	____________	$________

EACH CORPORATE, PARTNERSHIP, OR LIMITED LIABILITY COMPANY DECISION MAKER MUST COMPLETE EXHIBIT C/P-2 IF REQUIRED BY SECTION B

EXHIBIT C/P-2

(e) Do you make your own investment decisions with respect to the investments described in 4 (a) (b) (c) and (d) above?

( ) always ( ) occasionally ( ) seldom ( ) never

(f) What are your principal sources of investment knowledge or advice? (You may check more than one.)

( ) First hand experience with industry
( ) Financial publication(s)
( ) Trade or industry publication(s)
( ) Banker(s)
( ) Broker(s)
( ) Investment advisor(s)
( ) Attorney(s)
( ) Accountant(s)

(g) Please provide in the space below any additional information which would indicate that you have sufficient knowledge and experience in financial and business matters so that you are capable of evaluating the merits and risks of investing in securities such as the shares.

____

____

____

I certify to the truth and accuracy of all of the information contained in this letter.

Very truly yours

Dated: ____________, 2006

____
Signature

____
Print Name

____
Title

____
Name of Corporation, Partnership, or
Limited Liability Company

TRUST INVESTORS MUST COMPLETE THIS SECTION

A. TRUST INVESTORS

1. Name of Trust: ______________________________

2. Trustee(s):

Name	Address	Daytime Telephone No.
____________	____________	____________
____________	____________	____________
____________	____________	____________

3. Date of Establishment: ______________________________

4. State in which Organized: ______________________________

5. List any other person who should receive copies of correspondence:

____

____

6. Names and Number of Beneficiaries: ______________________________

____

7. Has the subscribing Trust been formed for the specific purpose of investing in the shares?

( ) Yes ( ) No

8. Type of Trust: (Check One)

( ) Revocable ( ) Irrevocable

Name of Grantor(s) (persons establishing the trust) of Revocable Trust:

IF THE TRUST IS REVOCABLE, DO NOT COMPLETE THE REMAINDER OF THIS PURCHASER QUESTIONNAIRE AND HAVE EACH GRANTOR COMPLETE EXHIBIT T-1. IF THE TRUST IS IRREVOCABLE, COMPLETE THE REMAINDER OF THIS PURCHASER QUESTIONNAIRE.

TRUST INVESTORS MUST COMPLETE THIS SECTION

B. ACCREDITED INVESTOR STATUS. Please complete each of the following certifications:

1.1 The undersigned Trust has as its trustee a bank as defined in Section 3(a)(2) of the Securities Act of 1933.

Yes _____ No _____

1.2 The undersigned Trust certifies that it has total assets in excess of $5,000,000, was not formed for the specific purpose of acquiring the shares and is directed by a sophisticated person as defined in Rule 506(b)(2)(ii) under the Securities Act of 1933.

Yes _____ No _____

C. SOPHISTICATION

Name(s) of person(s) making this investment decision on behalf of the Trust:

____

____

IF THE TRUST ANSWERED "NO" TO STATEMENT B.1.1 ABOVE, EACH OF THE FOREGOING PERSONS MUST COMPLETE AND EXECUTE EXHIBIT T-2.

D. SUITABILITY OF TRUST AS INVESTOR

1.1 Current Net Worth of Trust: $ ____________________.

1.2 Net Income of Trust For:

2005 $ ____________________ 2004 $ ____________________

1.3 Anticipated Net Income of Trust For:

2006 $ ____________________

E. AUTHORITY

Please provide the following information concerning the Investor's authority to purchase shares:

1.1 Please provide the name(s) and title(s) of the persons who have authority to purchase shares on behalf of the Investor and who have made the decision to purchase shares.

____

____

TRUST INVESTORS MUST COMPLETE THIS SECTION

1.2. Indicate by check mark whether permission or authorization from any person other than those listed in the answer to Question E. 1.1 is necessary in order for the Investor to affect the purchase of shares.

Yes ______ No ______

1.3 If the answer to Question E. 1.2 is "Yes," please provide the following additional information:

1.3.1 Identify all such persons from whom such additional permission or authorization is necessary.

____

____

____

1.3.2 Indicate by check mark whether such permission or authorization has been obtained.

Yes ______ No ______

1.3.3 Indicate when such permission or authorization was obtained.

____

____

TRUST INVESTORS COMPLETE EXHIBIT T-1 ONLY IF REQUIRED

EXHIBIT T-1

PLEASE PRINT

I. GENERAL INFORMATION REGARDING INDIVIDUAL

1. Name: ____

   Residence Address: ____________________________________

   City: ____________________ State: ______________ Zip: __________

   Business Telephone Number (___) __________________

   Home Telephone Number (___) __________________

   Facsimile Number (___) __________________

   State of Principal Residence: ____________ U.S. Citizen: Yes _____ No _____

   Social Security Number: __________________

2. Set forth in the space provided below the state(s) in which you have maintained your principal residence during the past three years.

   ____

   ____

3. Are you age 21 or older? Yes _____ No _____

II. ACCREDITATION AND SUITABILITY

1. Accredited Investor Status. Please complete each of the following certifications:

   (i) I certify that I have an individual net worth (or a joint net worth with my spouse) in excess of $1,000,000 (including homes, home furnishings, and automobiles).

   Yes _____ No _____

   (ii) I certify that I had individual income (excluding any income of my spouse) of more than $200,000 in each of the previous two calendar years or joint income with my spouse in excess of $300,000 in each of those years and I reasonably expect to reach the same income level in the current year.

   Yes _____ No _____

TRUST INVESTORS COMPLETE EXHIBIT T-1 ONLY IF REQUIRED

EXHIBIT T-1

(iii) Other (please describe).

____

____

____

2. Current Occupation.

(i) Profession, Business, or Employment:

____

____

(ii) Position or Duties:

____

____

3. College, Business, or Professional Education:

____

____

4. Investment experience.

(i) Please indicate the frequency of your investment in marketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

Approximate current value of such securities $ __________.

(ii) Please indicate the frequency of your investment in unmarketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

(iii) Prior investments in other or limited offerings within the last five years:

( ) real estate ( ) partnerships ( ) corporate equity or debt
( ) other ________________________________

TRUST INVESTORS COMPLETE EXHIBIT T-1 ONLY IF REQUIRED

EXHIBIT T-1

(iv) Please indicate the frequency of your investment in tax credit investments:

( ) often ( ) occasionally ( ) seldom ( ) never

(v) Do you make your own investment decisions with respect to the investments described in 4 (i) (ii) (iii) and (iv) above?

( ) often ( ) occasionally ( ) seldom ( ) never

(vi) What are your principal sources of investment knowledge or advice? (You may check more than one.)

( ) First hand experience with industry
( ) Broker(s)
( ) Financial publication(s)
( ) Investment advisor(s)
( ) Trade or industry publication(s}
( ) Attorney(s)
( ) Banker(s)
( ) Accountant(s)

5. Income Information:

(i) Gross Income During Last Two Years

Individual 2005	Individual 2004	Joint 2005	Joint 2004	
________	________	________	________	Less than $50,000
________	________	________	________	$ 50,000 - $ 75,000
________	________	________	________	$ 75,001 - $200,000
________	________	________	________	$200,001 - $300,000
________	________	________	________	$300,001 or more

(ii) Anticipated Gross Income During 2006

Individual	Joint	
________	________	Less than $50,000
________	________	$ 50,000 - $ 75,000
________	________	$ 75,001 - $200,000
________	________	$200,001 - $300,000
________	________	$300,001 or more

TRUST INVESTORS COMPLETE EXHIBIT T-1 ONLY IF REQUIRED

EXHIBIT T-1

(iii) Current Net Worth

Individual	Joint	
________	________	Less than $50,000
________	________	$ 50,000 - $ 99,999
________	________	$100,000 - $299,999
________	________	$300,000 - $599,999
________	________	$600,000 - $999,999
________	________	$ 1,000,000 or more

(iv) Current Net Worth Exclusive of Home, Car, and Furnishings

Individual	Joint	
________	________	Less than $50,000
________	________	$ 50,000 - $ 99,999
________	________	$100,000 - $299,999
________	________	$300,000 - $599,999
________	________	$600,000 - $999,999
________	________	$ 1,000,000 or more

(v) Current Value of Net Assets Including Cash and Cash Equivalents, Marketable Securities, Cash Surrender Value of Life Insurance, and Other Items Easily Convertible Into Cash.

Individual	Joint	
________	________	Less than $50,000
________	________	$ 50,000 - $ 99,999
________	________	$100,000 - $299,999
________	________	$300,000 - $599,999
________	________	$600,000 - $999,999
________	________	$ 1,000,000 or more

TRUST INVESTORS COMPLETE EXHIBIT T-1 ONLY IF REQUIRED

EXHIBIT T-1

Gentlemen:

Please be advised that I am a ( ) trustee or ( ) other fiduciary agent (please specify) ______________________________(check one) of________________________ a ( ) trust, or ( ) other entity (please specify) ________________________ (the "Purchaser"), and that I have made the cement decision, by myself or together with others, on behalf of the above-named Purchaser to cause such Purchaser to purchase shares. I understand that the information contained in this letter will be used to determine whether the Purchaser has, either alone or with its purchaser representative(s), such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in shares, and otherwise is suitable to purchase shares.

1. Current Occupation:

   (a) Profession, Business, or Employment:

   ____

   ____

   (b) Business Address and Telephone Number:

   ____

   ____

   (c) Position or Duties:

   ____

   ____

2. Prior Employment Positions or Occupations During Last Five Years (if different than above):

   Dates ______ Employment, Position or Occupation

   ________ ______________________________________

   ________ ______________________________________

   ________ ______________________________________

TRUST INVESTORS COMPLETE EXHIBIT T-1 ONLY IF REQUIRED

EXHIBIT T-1

3. Business or Professional Education:

School	Field of Study	Dates of Attendance	Degree
__________	__________	__________	__________
__________	__________	__________	__________
__________	__________	__________	__________
__________	__________	__________	__________

4. Investment experience:

(a) Please indicate the frequency of your investment in marketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

Approximate current value of such securities: $ ________________.

(b) Please indicate the frequency of your investment in unmarketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

(c) Please indicate the frequency of your investment in tax credit investments:

( ) often ( ) occasionally ( ) seldom ( ) never

(d) Prior investments in or limited offerings:

Name	Type of Investment (R & D, Corporate Equity or Debt, Real Estates etc.)	Year of Investment	Amount Invested
__________	__________	__________	$________
__________	__________	__________	$________
__________	__________	__________	$________

TRUST INVESTORS COMPLETE EXHIBIT T-1 ONLY IF REQUIRED

EXHIBIT T-1

(e) Do you make your own investment decisions with respect to the investments described in 4 (a) (b) (c) and (d) above?

( ) always ( ) occasionally ( ) seldom ( ) never

(f) What are your principal sources of investment knowledge or advice? (You may check more than one.)

( ) First hand experience with industry
( ) Financial publication(s)
( ) Trade or industry publication(s)
( ) Banker(s)
( ) Broker(s)
( ) Investment advisor(s)
( ) Attorney(s)
( ) Accountant(s)

(g) Please provide in the space below any additional information which would indicate that you have sufficient knowledge and experience in financial and business matters so that you are capable of evaluating the merits and risks of investing in securities such as the shares.

____
____
____

I certify to the truth and accuracy of all of the information contained in this letter.

Very truly yours

Dated: ____________, 2006

____
Signature

____
Print Name

____
Title

____
Name of Trust

PLAN INVESTORS MUST COMPLETE THIS SECTION

A. PLAN INVESTORS

1. Name of Plan: ______________________________

2. (a) Type of Plan: ( ) Qualified Pension, Profit Sharing or Stock Bonus Plan

   ( ) Keogh ( ) IRA ( ) Other (Specify) ______________________

   (b) Plan Fiduciaries: ______________________________

Name	Address	Telephone No.
____________	____________________	__________
____________	____________________	__________
____________	____________________	__________

3. Date of Establishment: ______________________________

4. State in which Organized: ______________________________

5. List any other person who should receive copies of correspondence:

   ____

   ____

6. Has the subscribing Plan been formed for the specific purpose of investing in the shares?

   ( )Yes ( )No

7. (a) Does each Plan Participant who will invest in shares (i) have the power to direct his investments and (ii) intend to invest in shares pursuant to the exercise of such power?

   ( )Yes ( )No

   (b) Does the Plan either (i) have one Plan Participant or (ii) provide for segregated accounts for each Plan Participant?

   ( )Yes ( )No

   (c) Does the undersigned Plan certify that investment decisions are made solely by persons that are accredited investors?

   ( )Yes ( )No

PLAN INVESTORS MUST COMPLETE THIS SECTION

IF THE PLAN ANSWERED "YES" TO BOTH QUESTIONS 1.7 (a) AND 1.7 (b) ABOVE OR TO QUESTION 1.7 (c) ABOVE, THEN

(a) List:

(i) Number of Plan Participants: ______________________________

(ii) Name of Participant(s) who will invest in shares:

Name	Address	Telephone No.
______________	______________________________	______________
______________	______________________________	______________
______________	______________________________	______________

and (b): **EACH PLAN PARTICIPANT INVESTING IN SHARES SHOULD COMPLETE EXHIBIT P-1, AND THE PLAN SHOULD NOT COMPLETE SECTIONS II, III OR IV.**

IF THE PLAN DID NOT ANSWER "YES" TO BOTH QUESTIONS 1.7 (a) AND 1.7 (b) ABOVE OR TO QUESTION 1,7 (c) ABOVE, THEN THE PLAN MUST COMPLETE SECTIONS B, C AND D AND THE PERSON MAKING INVESTMENTS DECISIONS FOR THE PLAN MUST COMPLETE EXHIBIT P-2.

B. ACCREDITED INVESTOR STATUS. Please complete each of the following certifications:

The undersigned Plan certifies that it is an employee benefit plan within the meaning of Title 1 of the Employee Retirement Income Security Act of 1974 ("ERISA") and either (i) has total assets in excess of $5,000,000 or (ii) has its investment decision made by a plan fiduciary as defined in Section 3(21) or ERISA which is either a bank, savings and loan association, insurance company or registered investment adviser.

Yes _____ No _____

C. SUITABILITY OF TRUST AS INVESTOR

1.1 Current Net Worth of Plan: $ ___________________.

1.2 Net Income of Plan For:

2005 $ ___________________ 2004 $ ___________________

1.3 Anticipated Net Income of Plan For:

2006 $ ___________________

PLAN INVESTORS MUST COMPLETE THIS SECTION

D. AUTHORITY

Please provide the following information concerning the Investor's authority to purchase shares:

1.1 Please provide the name(s) and title(s) of the persons who have authority to purchase shares on behalf of the Investor and who have made the decision to purchase shares.

____

____

1.2. Indicate by check mark whether permission or authorization from any person other than those listed in the answer to Question D. 1.1 is necessary in order for the Investor to effect the purchase of shares.

Yes ______ No ______

1.3 If the answer to Question D. 1.2 is "Yes," please provide the following additional information:

1.3.1 Identify all such persons from whom such additional permission or authorization is necessary.

____

____

____

1.3.2 Indicate by check mark whether such permission or authorization has been obtained.

Yes ______ No ______

1.3.3 Indicate when such permission or authorization was obtained.

____

____

PLAN INVESTORS MUST COMPLETE THIS SECTION

EXHIBIT P-1

PLEASE PRINT

I. GENERAL INFORMATION REGARDING INDIVIDUAL

1. Name: ____

   Residence Address: ____

   City: ________________________State: __________________Zip: ___________

   Business Telephone Number (___) ____________________

   Home Telephone Number (___) ____________________

   Facsimile Number (___) ____________________

   State of Principal Residence: _______________U.S. Citizen: Yes _____ No _____

   Social Security Number: ____________________

2. Set forth in the space provided below the state(s) in which you have maintained your principal residence during the past three years.

   ____

   ____

3. Are you age 21 or older? Yes _____ No _____

II. ACCREDITATION AND SUITABILITY

1. Accredited Investor Status. Please complete each of the following certifications:

   (i) I certify that I have an individual net worth (or a joint net worth with my spouse) in excess of $1,000,000 (including homes, home furnishings, and automobiles).

   Yes _____ No _____

   (ii) I certify that I had individual income (excluding any income of my spouse) of more than $200,000 in each of the previous two calendar years or joint income with my spouse in excess of $300,000 in each of those years and I reasonably expect to reach the same income level in the current year.

   Yes _____ No _____

EXHIBIT P-1

(iii) Other (please describe).

____

____

____

2. Current Occupation.

(i) Profession, Business, or Employment:

____

____

(ii) Position or Duties:

____

____

3. College, Business, or Professional Education:

____

____

4. Investment experience.

(i) Please indicate the frequency of your investment in marketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

Approximate current value of such securities $ __________.

(ii) Please indicate the frequency of your investment in unmarketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

(iii) Prior investments in other or limited offerings within the last five years:

( ) real estate ( ) partnerships ( ) corporate equity or debt
( ) other ________________________________

PLAN INVESTORS MUST COMPLETE THIS SECTION

EXHIBIT P-1

(iv) Please indicate the frequency of your investment in tax credit investments:

( ) often ( ) occasionally ( ) seldom ( ) never

(v) Do you make your own investment decisions with respect to the investments described in 4 (i) (ii) (iii) and (iv) above?

( ) often ( ) occasionally ( ) seldom ( ) never

(vi) What are your principal sources of investment knowledge or advice? (You may check more than one.)

( ) First hand experience with industry
( ) Broker(s)
( ) Financial publication(s)
( ) Investment advisor(s)
( ) Trade or industry publication(s}
( ) Attorney(s)
( ) Banker(s)
( ) Accountant(s)

5. Income Information:

(i) Gross Income During Last Two Years

Individual 2005	2004	Joint 2005	2004	
______	______	______	______	Less than $50,000
______	______	______	______	$ 50,000 - $ 75,000
______	______	______	______	$ 75,001 - $200,000
______	______	______	______	$200,001 - $300,000
______	______	______	______	$300,001 or more

(ii) Anticipated Gross Income During 2006

Individual	Joint	
______	______	Less than $50,000
______	______	$ 50,000 - $ 75,000
______	______	$ 75,001 - $200,000
______	______	$200,001 - $300,000
______	______	$300,001 or more

PLAN INVESTORS MUST COMPLETE THIS SECTION

EXHIBIT P-1

(iii) Current Net Worth

Individual	Joint	
________	________	Less than $50,000
________	________	$ 50,000 - $ 99,999
________	________	$100,000 - $299,999
________	________	$300,000 - $599,999
________	________	$600,000 - $999,999
________	________	$ 1,000,000 or more

(iv) Current Net Worth Exclusive of Home, Car, and Furnishings

Individual	Joint	
________	________	Less than $50,000
________	________	$ 50,000 - $ 99,999
________	________	$100,000 - $299,999
________	________	$300,000 - $599,999
________	________	$600,000 - $999,999
________	________	$ 1,000,000 or more

(v) Current Value of Net Assets Including Cash and Cash Equivalents, Marketable Securities, Cash Surrender Value of Life Insurance, and Other Items Easily Convertible Into Cash.

Individual	Joint	
________	________	Less than $50,000
________	________	$ 50,000 - $ 99,999
________	________	$100,000 - $299,999
________	________	$300,000 - $599,999
________	________	$600,000 - $999,999
________	________	$ 1,000,000 or more

PLAN INVESTORS MUST COMPLETE THIS SECTION

EXHIBIT P-2

Gentlemen:

Please be advised that I am a ( ) trustee or ( ) other fiduciary agent (please specify) ______________________________(check one) of ______________________________ a ( ) trust, or ( ) other entity (please specify) ______________________________ (the "Purchaser"), and that I have made the cement decision, by myself or together with others, on behalf of the above-named Purchaser to cause such Purchaser to purchase shares. I understand that the information contained in this letter will be used to determine whether the Purchaser has, either alone or with its purchaser representative(s), such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in shares, and otherwise is suitable to purchase shares.

1. Current Occupation:

   (a) Profession, Business, or Employment:

   ____

   ____

   (b) Business Address and Telephone Number:

   ____

   ____

   (c) Position or Duties:

   ____

   ____

2. Prior Employment Positions or Occupations During Last Five Years (if different than above):

Dates	Employment, Position or Occupation
__________	______________________________________
__________	______________________________________
__________	______________________________________
__________	______________________________________

PLAN INVESTORS MUST COMPLETE THIS SECTION

EXHIBIT P-2

3. Business or Professional Education:

School	Field of Study	Dates of Attendance	Degree
____________	____________	____________	________
____________	____________	____________	________
____________	____________	____________	________
____________	____________	____________	________

4. Investment experience:

(a) Please indicate the frequency of your investment in marketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

Approximate current value of such securities: $ ______________.

(b) Please indicate the frequency of your investment in unmarketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

(c) Please indicate the frequency of your investment in tax credit investments:

( ) often ( ) occasionally ( ) seldom ( ) never

(d) Prior investments in or limited offerings:

Name	Type of Investment (R & D, Corporate Equity or Debt, Real Estates etc.)	Year of Investment	Amount Invested
____________	____________	________	$________
____________	____________	________	$________
____________	____________	________	$________

PLAN INVESTORS MUST COMPLETE THIS SECTION

EXHIBIT P-2

(e) Do you make your own investment decisions with respect to the investments described in 4 (a) (b) (c) and (d) above?

( ) always ( ) occasionally ( ) seldom ( ) never

(f) What are your principal sources of investment knowledge or advice? (You may check more than one.)

( ) First hand experience with industry	( ) Broker(s)
( ) Financial publication(s)	( ) Investment advisor(s)
( ) Trade or industry publication(s)	( ) Attorney(s)
( ) Banker(s)	( ) Accountant(s)

(g) Please provide in the space below any additional information which would indicate that you have sufficient knowledge and experience in financial and business matters so that you are capable of evaluating the merits and risks of investing in securities such as the shares.

____
____
____

I certify to the truth and accuracy of all of the information contained in this letter.

Very truly yours

Dated: ____________, 2006

____
Signature

____
Print Name

____
Title

____
Name of Plan

ACCEPTANCE BY LATIN TELEVISION, INC.

Latin Television, Inc. hereby acknowledges receipt from ______________________________ of (i) such subscriber's check in the amount of $____________, and (ii) this subscription for _____________ shares for an aggregate price of $___________ ($0.10 per share) as of __________________, 2006.

ACCEPTED BY THE COMPANY this the ________ day of ____________________, 2006.

LATIN TELEVISION, INC.

By: ______________________________

Randall S. Appel, President

Exhibit A

INFORMATION FOR RESIDENTS OF CERTAIN STATES

INFORMATION FOR RESIDENTS OF CERTAIN STATES

EVERY PROSPECTIVE PURCHASER SHOULD READ THE DISCLOSURE BELOW. OFFERS AND/OR SALES MAY ONLY BE MADE IN THOSE STATES DESIGNATED BY THE COMPANY.

ALL STATES: PRESENCE OF A LEGEND OF ANY GIVEN STATE REFLECTS ONLY THAT A LEGEND MAY BE REQUIRED BY THAT STATE AND SHOULD NOT BE CONSTRUED TO MEAN THAT AN OFFER OR SALE MAY BE MADE IN ANY PARTICULAR STATE. THE ATTACHED REGULATION A OFFERING MAY BE SUPPLEMENTED BY ADDITIONAL STATE LEGENDS. IF YOU ARE UNCERTAIN AS TO WHETHER OR NOT OFFERS OR SALES MAY BE LAWFULLY MADE IN ANY GIVEN STATE, YOU ARE ADVISED TO CONTACT THE COMPANY FOR A CURRENT LIST OF STATES IN WHICH OFFERS OR SALES MAY BE LAWFULLY MADE.

THESE SECURITIES ARE BEING ISSUED PURSUANT TO A CLAIM OF EXEMPTION FROM THE REGISTRATION OR QUALIFICATION PROVISION OF THE SECURITIES LAWS, SPECIFICALLY REGULATION A OF THE SECURITIES ACT OF 1933 UNDER THE FEDERAL LAW, AND VARIOUS SELF-EXECUTING LIMITED OFFERING EXEMPTIONS OR ISOLATED TRANSACTION EXEMPTIONS IN THE STATES WHERE AN OFFERING WILL BE MADE, WHICH THE OFFEROR INTENDS TO FULLY COMPLY WITH AND IS TAKING SPECIFIC INTERNAL STEPS TO DO SO. ALL SHARES ACQUIRED AS PART OF THE OFFERING, INCLUDING SHARES THAT MAY BE ACQUIRED BY OUR "AFFILIATES" AS DEFINED BY RULE 144 UNDER THE SECURITIES ACT, MAY BE SUBJECT TO THE RESALE LIMITATIONS OF RULE 144 UNDER THE SECURITIES ACT AND MAY BE DEEMED "RESTRICTED SECURITIES" UNDER RULE 144 IN THAT THEY WILL HAVE BEEN ORIGINALLY ISSUED AND SOLD BY US IN TRANSACTIONS IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT THAT ENCOMPASSES RULE 144. UNLESS A SPECIFIC EXEMPTION IS AVAILABLE AT BOTH THE FEDERAL AND STATE LEVEL THAT WOULD ALLOW OTHERWISE, ALL SHARES TO BE ISSUED IN CONNECTION WITH THIS OFFERING WILL BE DEEMED RESTRICTED SECURITIES UNDER RULE 144 UNTIL SUCH TIME AS THE SHARES ARE REGISTERED FOR SALE UNDER THE SECURITIES ACT.

THE ATTACHED REGULATION A OFFERING IS NUMBERED AND ONLY DIRECTED TO THE SPECIFIC INDIVIDUAL OR ENTITY INDICATED ABOVE. IT IS FURTHER ASSUMED THAT SUCH OFFEREE RESIDES IN THE JURISDICTION AS INDICATED ABOVE. THIS OFFERING DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY STATE OR JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS UNLAWFUL. THE OFFEREE, BY ACCEPTANCE OF DELIVERY OF THIS OFFERING, AGREES NOT TO DELIVER OR DISTRIBUTE THIS OFFERING TO ANY PERSON, FIRM OR ENTITY OTHER THAN HIS/HER ADVISORS.

Exhibit (5) Voting Trust Agreement E-5

NOT APPLICABLE

Exhibit (6) Material Contracts

ASSET PURHCHASE AGREEMENT
Among
LTV NETWORKS, INC. AND NEW
LTV ACQUISITION, L.L.C.

ASSET PURCHASE AGREEMENT

among

LTV NETWORKS, INC.

and

NEW LTV ACQUISITION, LLC

This Asset Purchase Agreement (this "Agreement") is entered into this 6th day of October, 2004, by and among LTV NETWORKS, INC. a New York corporation ("LTV"), and NEW LTV ACQUISITION, LLC, ("NEWCO") a Delaware limited liability company.

RECITALS

A. LTV Networks, Inc. ("LTV") operates a television, cable and broadband network and filed for Chapter 11 bankruptcy relief on August 29, 2003 in the Bankruptcy Court;

B. New LTV Acquisition, LLC desires to purchase from LTV all of the assets necessary to the conduct of the Business, consisting of the Purchased Assets, all upon the terms and conditions hereinafter set forth;

C. [INTENTIONALLY LEFT BLANK]

D. The Board of Directors of LTV and LTV Stockholders have approved this Agreement and the transactions contemplated herein;

E. The transactions contemplated herein are subject to Bankruptcy Court approval;

F. LTV has determined that it is in the best interests of LTV to sell the Purchased Assets and is willing to sell, transfer, convey, assign and deliver the Purchased Assets to New LTV Acquisition, LLC ("NEWCO"), and New LTV Acquisition, LLC is willing to purchase the Purchased Assets, all upon the terms and conditions hereinafter set forth; and

G. The parties desire that the foregoing be effected.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

DEFINITIONS

As used in this Agreement, the following terms shall have the meanings given those terms below or in the section of this Agreement referenced below:

"**Action**" means any action, order, writ, injunction, judgment or decree outstanding, or claim, suit, litigation, investigation or proceeding including any cause of action arising under the Bankruptcy Code.

"**Affiliate**" of a Person means any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person. The term "control" (including, with correlative meaning, the terms "controlled by" and "under common control with"), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

"**Assets**" means all of LTV's right, title and interest in and to property including, without limitation, cash, accounts, investments, intangibles and rights used in any way in or held by the Business, including the Equipment, Authorizations, Contracts, Intellectual Property, and Books and Records.

"**Assignment**" is defined in *Section 10*.

"**Authorizations**" means, with respect to the Business, all licenses, permits, and authorizations issued by any Governmental Authority (including pending applications for any of the foregoing).

"Bankruptcy Code" means title 11 of the United States Code, as of the date first set forth above.

"**Bankruptcy Court**" means the United States Bankruptcy Court for the Southern District of New York.

"**Bill of Sale**" means the Bill of Sale and Assignment in the form attached hereto as Exhibit A.

"**Books and Records**" means all books and records of LTV that relate to the Purchased Assets or Business, including (i) books and records relating to the purchase of materials and supplies, invoices, customer lists, supplier lists and personnel records; and (ii) computer software and data in computer readable and/or human readable form used to maintain such books and records together with the media on which such software and data are stored and all documentation relating thereto.

"**Board of Directors**" means the Board of Directors of any specified Person and any committee thereof.

"**Business**" means all of the business and operations of LTV, including the Web Site.

"**Business Day**" means any day on which banks are not required or authorized to close in New York, New York.

"**Business Plan**" means the business plan of LTV.

"**Charter Documents**" means any of the certificate of incorporation, bylaws, agreement of limited partnership, operating agreement or other organizational document.

"**Claim**" has the meaning ascribed to it in Section 101(5) of the Bankruptcy Code.

"**Closing**" means the consummation of the transactions contemplated by this Agreement on the Closing Date.

"**Closing Date**" is defined in Article X.

"**Closing Place**" means the offices of Bruce Weiner, Esq., Attorney for Debtor, Rosenberg, Musso, and Weiner, LLP, 26 Court Street, Suite 2511, Brooklyn, New York 11242.

"**Creditors Committee**" means the committee of creditors appointed by the Bankruptcy Court.

"**Consents**" means any and all consents, approvals, authorizations and waivers of, and notices to, Governmental Authorities or other Persons required for consummation of the transactions contemplated by this Agreement, including clearance under the United States Bankruptcy Code.

"**Contracts**" means all leases, licenses, contracts, commitments, understandings and agreements to which LTV is a party or by which its Assets are bound, whether written or oral.

"**Domain Name**" means "LTVBROADBAND.com."

"**Employees**" means any persons employed by LTV on a full-time or part-time basis.

"**Employment Agreements**" means the Employment Agreements between LTV and each of the Key Employees.

"**Encumbrance**" means any mortgage, deed of trust, pledge, hypothecation, assignment, deposit arrangement, encumbrance, security interest, lien (statutory or other) or preference, equity, option, charge, limitation on voting rights, right to receive dividends, dissenters' or appraisal rights, priority or other security or similar agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

"**Equipment**" means all media equipment, furniture, fixtures, furnishings, machinery, computer hardware, Inventory and other tangible personal property used in the Business.

"**Financial Statements**" means the financial statements of LTV.

"**GAAP**" means generally accepted accounting principles, consistently applied from prior periods.

"**Indebtedness**" means, *all approved claims*, as of the Bankruptcy Court's determination date, consisting of (a) all indebtedness or obligations of LTV for borrowed money or for the deferred payment for property or services (in each case, including trade payables and accrued expenses incurred and payable in the ordinary course of LTV's business), (b) any indebtedness of LTV that is evidenced by a note, bond, debenture or similar instrument of indebtedness (and in respect of each of (a) and (b) all accrued interest, fees and other charges payable with respect thereto) and (c) all obligations of LTV in respect of all manner of leases.

"**Intellectual Property**" means all United States and worldwide (i) inventions (whether patentable or unpatentable, whether or not reduced to practice, and/or whether developed alone or jointly with others), all improvements thereto, patents, patent applications, patent and invention disclosures, and all other rights of inventorship, together with all continuations, continuations-in-part, divisions, revisions, supplementary protection certificates, extensions and re-examinations thereof; (ii) Internet domain names (including the Domain Name), trademarks, service marks, trade dress, trade names, logos, designs, slogans, product names, corporate names, together with all of the goodwill symbolized thereby and associated with LTV Networks, Inc. therewith, and registrations and applications for registration thereof and renewals thereof; (iii) copyrights (registered or unregistered), copyrightable works, rights of authorship, and registrations and applications for registration thereof and renewals thereof; (iv) Internet web sites (including the Web Site); and (v) all rights to sue and collect remedies for any past, present and future infringement of any of the foregoing, and rights of priority and protection of interests therein under the laws of any jurisdiction worldwide.

"**Key Employees**" means Alexander Arandia and Randall S. Appel.

"**Liability**" and "**Liabilities**" means any or all liabilities, obligations or commitments of any nature, absolute, accrued, contingent or otherwise, whether matured or unmatured.

"Lien" has the meaning ascribed to it in section 101(37) of the Bankruptcy Code.

"**LTV's Other Agreements**" means any agreements, documents and instruments, other than this Agreement, to be executed and delivered by LTV in connection with the transactions contemplated by this Agreement.

"**LTV Assets**" means Assets of LTV, having a market value at the Closing of ONE MILLION FOUR HUNDRED THOUSAND DOLLARS ($1,400,000.00) to be delivered by LTV as consideration for the Purchase Price.

"**Material Adverse Change**" means any change (or series of related changes) that, individually or in the aggregate, has resulted in, or is reasonably likely to result in the future, in a material adverse change in the business, financial condition, or results of operations of LTV.

"**Material Adverse Effect**" means a material adverse effect on the Business, financial condition, or results of operations of LTV or on the ability of LTV to perform its obligations under this Agreement or the Other Agreements contemplated hereby or thereby.

"**Non-Competition Agreements and Key Employee Agreements** " means the employment agreements.

"**Outside Date**" is defined in Section 12.

"**Person**" means any person or entity, whether an individual, trustee, corporation, general partnership, limited partnership, trust, limited liability joint stock, unincorporated organization, business association, firm, joint venture, Governmental Authority or any other entity or organization.

"**Personal Property**" means any tangible personal property used by LTV in conducting the Business.

"**NEWCO**" means New LTV Acquisition, LLC, a Delaware limited liability corporation.

"**Purchase Price**" is defined in *Section 2.2*.

"**Purchased Assets**" means all Assets, other than Actions.

"**Representative**" means any officer, director, principal, attorney, agent, employee or other representative of any Person.

202514, Final

"**Sale Order**" is defined in as a final order from the Bankruptcy Court approving the sale of LTV's Assets under the terms of this transaction.

"**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"**Trinity Capital**" is the Bankruptcy Court's appointed investment banker for LTV

"**Web Site**" means the Internet web site operated by LTV and identified by the Domain Name.

All other capitalized terms not defined in this Article I shall have the meanings assigned to such terms in the body of this Agreement.

ARTICLE II

PURCHASE AND SALE OF ASSETS

Section 2.1

Agreement of Purchase and Sale.

On the terms and subject to the conditions of this Agreement and in reliance upon the representations and warranties contained herein, at the Closing, LTV shall sell, transfer, convey, assign and deliver (or cause to be sold, transferred, conveyed, assigned and delivered) to NEWCO, and NEWCO shall purchase, acquire and accept, all of LTV's right, title and interest in and to all the Purchased Assets of every kind, character and description, tangible or intangible, real, personal or mixed, and wherever located, including all of the Assets, free and clear of all Liens and Claims pursuant to § 363 of the Bankruptcy Code with such Liens and Claims to attach to the proceeds of sale. LTV shall take action as shall be necessary to sell, transfer, convey, assign and deliver the Purchased Assets to NEWCO in accordance herewith.

NEWCO acknowledges that LTV is a Chapter 11 debtor-in-possession in a case pending before the United States Bankruptcy Court in the Southern District of New York and that all obligations of LTV are conditioned upon entry of the Sale Order by the Bankruptcy Court authorizing LTV to enter into contract. LTV agrees to promptly file a motion seeking approval of the contract.

NEWCO further acknowledges that this contract is subject to higher/better offers, if any, to be made at a hearing on approval of the contract and that LTV will advertise the sale on thirty (30) days notice in the classified section of the New York Times. NEWCO shall receive notice of the return date of Seller's motion.

Section 2.2

(a) Purchase Price. At the Closing, upon the terms and subject to the conditions set forth herein, NEWCO shall pay LTV the sum of ONE MILLION FOUR HUNDRED THOUSAND DOLLARS ($1,400,000.00) *in immediately available funds for the Assets.*

(ii) As soon as reasonably possible after the Closing (but not later than sixty (60) days after the Closing) NEWCO shall prepare and deliver to LTV, on behalf of LTV, IRS Form 8594, Asset Acquisition Statement under Section 1060 of the I.R.S. Code (the "Preliminary Form 8594"). The Preliminary Form 8594 shall be binding and conclusive upon, and deemed accepted by LTV; provided, however, that not more than $10,000 shall be allocable to equipment.

ARTICLE III

OTHER AGREEMENTS

Section 3.1 Instruments of Conveyance and Transfer; Further Assurances; Access.

(a) Instruments of Conveyance and Transfer. At the Closing, LTV shall deliver to NEWCO all necessary bills of sale, deeds, endorsements, certificates of title, assignments and other good and sufficient instruments of conveyance and transfer, as shall be effective to vest in NEWCO good, marketable and insurable title to the Purchased Assets in accordance herewith. Simultaneously therewith, LTV shall take all steps as may be required to put NEWCO in possession and exclusive operating control of the Purchased Assets.

(b) Further Assurances. LTV further agrees that it will execute and deliver to NEWCO such additional instruments and documents and take such further action as NEWCO may reasonably require at no cost or expense to LTV in order to more fully vest, record and/or perfect NEWCO's title to, or interest in the Assets.

(c) Access to Books and Records. NEWCO shall, following the Closing, give to LTV and each of their authorized representatives and the Creditors Committee and its authorized representatives such access, during normal business hours and upon prior notice, to such Books and Records constituting part of the purchased Assets as shall be reasonably necessary for LTV in connection with the preparation and filing of LTV's Tax Returns for periods prior to the Closing Date, and to make extracts and copies of such Books and Records at the expense of LTV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF LTV

To induce NEWCO to enter into this Agreement and consummate the transactions contemplated hereby, LTV represents and warrants to NEWCO, as of the date hereof and the Closing Date as follows:

Section 4.1 Organization.

LTV is a corporation duly organized, validly existing and in good standing under the laws of the State of New York and has full corporate power and authority to conduct the Business as it is presently being conducted.

Section 4.2 [INTENTIONALLY LEFT BLANK].

Section 4.3: [INTENTIONALLY LEFT BLANK].

Section 4.4: [INTENTIONALLY LEFT BLANK].

Section 4.5: Real Property and Personal Property.

(a) *Except as set forth on Schedule 1 hereof,* with respect to each lease of Real Property, all rent and other sums and charges payable by LTV *as a tenant are current through September 30, 2004. LTV does not own any Real Property.*

(b) Equipment List: Set forth on Schedule 2 is a list and description of all LTV's Equipment.

Section 4.6 [INTENTIONALLY LEFT BLANK]

Section 4.7: Consents and Bankruptcy Conditions Precedent.

Other than Bankruptcy Court approval, there are no Consents or Authorizations required in connection with the execution and delivery by LTV of this Agreement and the conveyances contemplated hereby and thereby, the carrying out by LTV of its obligations hereunder, and the sale, transfer, conveyance, assignment and delivery of the purchased Assets to NEWCO in accordance herewith

Section 4.8: Financial Statements.

The Financial Statements are prepared in accordance with the Books and Records and U.S. generally accepted accounting principles ("GAAP") and fairly present the financial condition and results of operations indicated thereby in all material respects as of the dates and for the periods indicated.

Section 4.9: Litigation.

Except as set forth on LTV's Bankruptcy Court filings, there is no Action pending or, to the knowledge of LTV, threatened against, relating to or affecting (i) LTV, or (ii) the Assets.

Section 4.10: Compliance with Laws.

LTV is in compliance with all applicable federal, state and local laws, statutes, orders, ordinances and regulations and has not received any notice to the effect that, or otherwise been advised that, it is not in compliance with, and there are no presently existing circumstances relating the Business that are likely to result in violations of, any of the Authorizations or any such laws, statutes, orders, ordinances or regulations.

Section 4.11: Intellectual Property, Royalties, Licensing Fees and Infringement.

Schedule 2 sets forth a complete and correct description of all Intellectual Property owned in whole or in part by LTV. LTV represents that: (i) except for licensing, syndication and/or barter fees paid by LTV for some of its programming, in the ordinary course of business, no Person, has a right to receive a royalty or similar payment with respect to any LTV programming; (ii) all licenses granted by or to LTV, or any other agreements to which LTV is a party, relating in whole or in part to LTV programming does not infringe upon or otherwise violate the rights of any third party; (iv) no proceedings have been instituted against or notices received by LTV alleging that such use of its Intellectual Property infringes upon or otherwise violates any rights of a third party; and (v) LTV is not, nor will it be as a result of the execution, delivery and performance of this Agreement, in violation of any license or agreement to use any Intellectual Property.

Section 4.12 [INTENTIONALLY LEFT BLANK].

Section 4.13

Financial Advisor. With Bankruptcy Court approval, LTV and the Bankruptcy Court's Creditors Committee have jointly selected Trinity Capital to serve as its financial advisor and LTV shall be responsible for all fees payable to the financial advisor in connection with the transactions contemplated by this Agreement. No Person engaged by LTV is entitled to receive any brokerage or finder's commission in connection with the transactions contemplated hereby.

Section: 4.14 Authorization.

Subject to Bankruptcy Court order, LTV has the power and authority to enter into this Agreement and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by LTV and is a legally valid and binding obligation of LTV and is enforceable against LTV in accordance with its terms *except as otherwise provided by Bankruptcy Court order.*

Stockholder Consent. LTV has obtained the due consent of the LTV Stockholders to enter into this Agreement and to consummate the transactions contemplated hereby and thereby. Such consent has not been revoked and is in full force and effect.**Employment.** LTV has provided to NEWCO copies of any employment, severance or other compensation contracts and agreements, *if any,* relating to any such Employees. LTV has also provided to NEWCO true, correct and complete copies of all written personnel policies, rules or procedures applicable to Employees of LTV. Further, LTV is not in violation of any applicable laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, nor has LTV ever been; (ii) nor are any charges with respect to or relating to LTV pending before the Equal Employment Opportunity Commission or any other agency responsible for the prevention of unlawful employment practices; (iii) nor has LTV received notice of the intent of any federal, state or local agency responsible for the enforcement of labor or employment laws to conduct an investigation with respect to or relating to LTV and no such investigation is in progress.

Section 4.15 Undisclosed Liabilities.

Except as reflected in the Financial Statements and LTV's Bankruptcy Court schedules, there are no Liabilities of LTV as of the date hereof and as of the Closing hereunder of any kind whatsoever, whether or not accrued, determined or determinable, known or unknown, fixed or contingent, matured or unmatured (including tax liabilities due or to become due). ***Upon the consummation of the transactions contemplated hereby, NEWCO will not assume or be liable for any Liability of LTV.***

Section 4.16 Further Assurances.

LTV believes that all parties hereto have conducted arm's length negotiations and have acted in good faith.

Section 4.17 Disclosure.

(a) No representations or warranties by LTV in this Agreement, including the bankruptcy schedules, or any other document (including, without limitation, the financial statements, certificates, or other writing furnished or to be furnished by LTV to NEWCO or any of its representatives) referred to herein or provided pursuant to the provisions hereof or in connection with the transactions contemplated hereby, contains or will contain any untrue statement of material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was made, in order to make the statements herein or therein not misleading. There is no fact known to LTV which has or could have a Material Adverse Effect on the purchased Assets, which has not been set forth in this Agreement, including, the Financial Statements, any schedule, exhibit, or certificate delivered in accordance with the terms hereof or any document or statement in writing which has been supplied by or on behalf of LTV or by any director or officer of LTV in connection with the transactions contemplated by this Agreement.

(b) LTV has furnished or caused to be furnished to NEWCO complete and correct copies of all agreements, instruments and documents each is complete and correct.

ARTICLE V

INTENTIONALLY LEFT BLANK

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF NEWCO

Section 6.1: Organization of NEWCO.

NEWCO is duly organized as a Delaware limited liability corporation, validly existing and in good standing under the laws of the State of Delaware and has full power and authority to conduct its business as it is presently conducted and to own and lease the properties and assets owned by it.

Section 6.2: Authorization.

NEWCO has all requisite corporate power and authority to enter into this Agreement and perform its obligations hereunder. This Agreement has been duly executed and delivered by NEWCO and is a legally valid and binding obligation of NEWCO enforceable against NEWCO in accordance with its terms.

Section 6.3: No Conflict or Violation.

Neither the execution and delivery of this Agreement by NEWCO nor the consummation by NEWCO of the transactions contemplated hereby will (a) result in a violation of or a conflict with any provision of the Charter Documents of NEWCO, (b) result in a breach of, or a default under, any term or provision of any contract to which NEWCO is a party or by which any of its properties is bound, or an event that with notice, lapse of time or both, would result in any such breach or default, (c) require any consent, waiver or approval of any third party under any contract to which NEWCO is a party or by which any of its properties is bound, (d) result in a violation by NEWCO of any applicable statute, rule, regulation, ordinance, code, order, judgment, writ, injunction, decree or award.

Section 6.4: Consents.

No further Consent is required to be made or obtained by NEWCO in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.

ARTICLE VII

COVENANTS

Section 7.1: Access to Information.

Prior to the Closing Date, subject to compliance with applicable laws, LTV shall, upon reasonable request, afford to NEWCO and their respective Representatives reasonable access during normal business hours to all properties, books, accounts, contracts, documents and records of LTV and provide NEWCO the opportunity to interview the Employees, customers, and suppliers of LTV, as NEWCO may reasonably request. NEWCO and LTV shall use commercially reasonable efforts to coordinate their requests and activities under this Section 7.1 with LTV's need for security and to assist LTV in minimizing disruption to the Business.

Section 7.2: LTV's Pre-Closing Covenants.

(a) Except as otherwise consented to in writing, LTV covenants that, throughout the period commencing on the date hereof and ending on the Closing Date, it shall (i) operate the Business strictly in accordance with the Business Plan, (ii) not engage in any practice, take or omit to take any action or enter into any agreement which, had it been taken or omitted or entered into prior to the date hereof, (iii) use its reasonable best efforts to satisfy, as soon as is reasonably practicable, the conditions required to consummate the transactions contemplated hereby, and (iv) promptly notify NEWCO of any fact, event, circumstance or action (x) that, if known on the date hereof, would have been required to be disclosed to NEWCO and LTV pursuant to this Agreement, or (v) the existence or occurrence of which would cause LTV's representations or warranties not to be correct and complete in all material respects.

(b) *Subject to Bankruptcy Court approval*, NEWCO shall have entered into the Employment Agreement with each of the Key Employees and, from the date hereof until the Closing, shall perform all of its obligations under such Employment Agreements, cause each of the Key Employees to do the same, and shall maintain such Employment Agreements in full force and effect. LTV shall not take any action, to encourage any of the other Employees of LTV to leave their positions with LTV.

(c) The purchased Assets shall be conveyed to NEWCO free and clear of all Encumbrances.

(d) LTV's Financial statements shall (i) have been prepared in accordance with the Books and Records and GAAP and (ii) fairly present the financial condition and results of operations indicated thereby in all material respects as of the dates and for the periods indicated, and NEWCO shall have received a certificate (signed by the President of LTV) to such effect.

Section 7.3: NEWCO's and LTV's Pre-Closing Covenants.

LTV and NEWCO covenant that, throughout the period commencing on the date hereof and ending on the Closing Date, they shall (i) use reasonable best efforts to satisfy, as soon as is reasonably practicable, the bankruptcy and corporate conditions required to consummate the transactions contemplated hereby, and (ii) promptly notify NEWCO of any fact, event, circumstance or action (iii) that, if known on the date hereof, would have been required to be disclosed to LTV pursuant to this Agreement, or (iv) the existence or occurrence of which would cause LTV's or NEWCO's representations or warranties not to be correct and complete in all material respects.

Section 7.4: Taxes.

(a) LTV shall deliver to NEWCO, on or before the Closing Date, an affidavit to the effect that LTV is not a "foreign person" within the meaning of Section 1445 of the I.R.S.Code.

(b) LTV'S sale to NEWCO shall be free and clear of tax claims and on notice to taxing authorities.

Section 7.5: Further Assurances.

On and after the Closing Date, the parties will take all appropriate action and execute all documents, instruments or conveyances of any kind that may be reasonably necessary or advisable to carry out any of the provisions hereof.

Section 7.6 [INTENTIONALLY LEFT BLANK]

Section 7.7 Key Employees.

(a) At the Closing, NEWCO will enter into the Employment Agreements for the Key Employees; provided, however, that the Key Employees shall continue to cooperate with LTV, the Creditors Committee and their respective representatives in connection with all matters relating to the winding up of LTV's affairs..

(b) NEWCO may, but shall not have any obligation, to offer employment, commencing on the Closing Date to such of the other Employees of LTV. Any such Employee to whom NEWCO offers employment and who accepts such offer of employment shall be referred to herein as a "Transferred Employee." Purchaser shall have no responsibility for severance pay or any other liability with respect to any Transferred Employee or with respect to any Employee who declines NEWCO's offer of employment or fails to commence employment with NEWCO after acceptance of such offer. LTV shall not attempt to retain any of the Employees or in any way interfere with NEWCO's efforts to employ such individuals.

Section 7.8: Savings Plan.

(a) Effective as of the Closing Date, NEWCO shall sponsor a 401(k) Plan.

Section 7.9 Non-Competition Agreements.

On or before the Closing, LTV shall cause each of the Key Employees to execute a Non-Competition Agreement which shall inure to the benefit of NEWCO.

ARTICLE VIII

CONDITIONS TO LTV AND NEWCO OBLIGATIONS

The obligations of LTV and NEWCO to complete the transactions contemplated by this Agreement are subject to the satisfaction or waiver, in the discretion of NEWCO, on or prior to the Closing Date, of each of the following conditions:

Section 8.1: Representations, Warranties and Covenants.

All representations and warranties of LTV contained in this Agreement shall be true and correct in all material respects at and as of the Closing Date as if such representations and warranties were made at and as of the Closing Date (except those that are made as of a specific point in time), and LTV shall have performed (except where failure to perform would not have a material adverse effect on NEWCO's ability to perform its obligations under this Agreement) all agreements and covenants required hereby to be performed by it prior to or at the Closing Date.

Section 8.2: Bankruptcy Court.

The Bankruptcy Court shall have entered an order pursuant to section 363 of the Bankruptcy approving this agreement in all respects and finding that NEWCO has acted in good faith within the meaning of section 363(m) of the Bankruptcy Code.

Section 8.3: Governmental Proceeding or Litigation.

No Action by any Governmental Authority or other Person shall have been instituted or threatened that questions the validity or legality of the transactions contemplated hereby.

Section 8.4: Waiver of Conditions.

NEWCO may, in its discretion, waive in whole or in part at or prior to the Closing Date the failure or satisfaction of any of the conditions precedent to its obligations set forth herein. No such waiver shall be effective unless made in writing.

ARTICLE IX

[INTENTIONALLY LEFT BLANK]

ARTICLE X

CLOSING

The Closing shall occur eleven Business Days following entry of the Approval Order provided that such order is not the subject of a stay of a court of competent jurisdiction, unless another date or place is agreed to in writing by the parties hereto, take place at the Closing Place or at such other place agreed to by the parties. The physical presence of any party or their Representatives shall not be a required condition of the Closing if such Party has performed all acts and delivered all items and documents necessary for the Closing (the time and date of such Closing being herein called the "Closing Date"). On the Closing Date at the Closing Place: -

Section 10.1: Deliveries by LTV.

(a) **Closing Documents.** LTV shall deliver to NEWCO the following documents which shall be satisfactory to NEWCO in its sole discretion in form and substance:

(i) LTV's Closing Certificate;

(ii) INTENTIONALLY LEFT BLANK.

(iii) a certificate of incumbency for the officer(s) executing documents on behalf of LTV and certified copy of the resolution(s) duly adopted by the directors of LTV signed by the Secretary, authorizing the transactions contemplated by this Agreement;

(iv) a certified copy of the resolution(s) duly adopted by the LTV Stockholders and signed by the Secretary, authorizing the transactions contemplated by this Agreement and LTV's Other Agreements;

(v) the signed Sale Order from the Bankruptcy Court approving the § 363 sale to NEWCO.

(vi) copies of the executed Employment Agreements with the Key Employees;

(viii) the signed Non-Competition Agreements;

(iv) the Books and Records of LTV;

(v) the Bill of Sale; and

(vi) such other documents, certificates and items as may be required as a condition to NEWCO's obligation to consummate the transactions contemplated by this Agreement.

(vii) At the Closing, LTV shall deliver to NEWCO an assignment or rejection of its interest under each of the real property leases (collectively, the "Leases" and each, individually, a "Lease"), along with the consent to assignment of the other party to the Lease, each in form and substance acceptable to NEWCO.

ARTICLE XI

BREAKUP FEES, EXPENSES AND OTHER MATTERS

Simultaneously with the Closing, LTV shall take all steps requisite to put NEWCO in actual possession and operating control of the purchased Assets including disclosure to such persons as NEWCO may designate of LTV's trade secrets, media properties and proprietary information pertaining to the Purchased Assets.

Section 11.1: Failure to Consummate Transaction Due to Subsequent Higher Bidder

In the event NEWCO does not close due to a higher bidding qualified third party, who is approved by the Bankruptcy Court, the parties hereto agree that NEWCO shall be entitled to a "break up" fee of $70,000 and an administrative priority claim for all money advanced by NEWCO or on behalf of NEWCO to LTV and for reimbursement of all of NEWCO'S due diligence, professional, and other expenses incurred to date, along with all due diligence costs and expenses incurred on behalf of LTV to the date of Closing.

Section 11.2: Deliveries by NEWCO to LTV.

NEWCO shall deliver to LTV:

(a) NEWCO's Closing Certificate;

(b) a certificate of incumbency for the officer(s) executing documents on behalf of NEWCO and certified copy of the resolution(s) of NEWCO and signed by the Secretary of NEWCO authorizing the transactions contemplated by this Agreement;

(c) Employment Agreements to the Key Employees, or assigns; and

(d) such other documents, certificates and items as may be required under this Agreement as a condition to LTV's obligation to complete the transactions contemplated hereto.

Section 11.3: Deliveries by LTV to NEWCO.

LTV shall deliver to LTV:

(a) LTV's Closing Certificate;

(c) a certificate of incumbency for the officer(s) executing documents on behalf of LTV and certified copy of the resolution(s) duly adopted by the Board of Directors of LTV and signed by the Secretary of LTV authorizing the transactions contemplated by this Agreement;

(d) such other documents, certificates and items as may be required as a condition to LTV's obligation to complete the transactions contemplated by this Agreement.

ARTICLE XII

TERMINATION AND DEFAULT

Section 12.1: General.

This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to only if the Closing shall not have occurred prior and the Closing did not fail to occur as a result of any action taken by or on behalf of NEWCO.

Section 12.2: Procedure Upon Termination.

In the event of the termination of this Agreement, written notice thereof shall promptly be given to the other party hereto and this Agreement shall terminate, all further obligations of the parties hereunder to satisfy the conditions precedent to the Closing shall terminate, and the transactions contemplated hereby shall be abandoned without further action or liability by any of the parties hereto, except that nothing shall relieve any party hereto from liability for any breach of this Agreement prior to such termination.

Section 12.3: Default.

In the event NEWCO defaults, NEWCO will forfeit any right it has to reimbursement of sums advanced to LTV and reimbursement of its due diligence, professional, and other expenses.

ARTICLE XIII

MISCELLANEOUS

Section 13.1: Assignment.

Neither this Agreement nor the rights, duties and obligations contemplated hereby may be assigned or otherwise transferred by a party, in whole or in part, by operation of law or otherwise, without the prior written consent of the other parties including the Creditors Committee *or authorization by the Bankruptcy Court.*

Section 13.2: Notices.

Except as otherwise provided, all notices that are permitted or required under this Agreement shall be in writing and shall be deemed given (a) when delivered personally, (b) if by fax upon transmission with confirmation of receipt by the receiving party's facsimile terminal, or (c) if sent by documented overnight delivery service on the date delivered, addressed as follows, or to such other person or address as may be designated by notice to the other party:

If to NEWCO, to:

____

____

____

____

With a copy (which shall not constitute notice) to:
Mark A. Hutner, Esq.
Arvesu & Associates, PLLC
201 Alhambra Circle, Suite 502
Coral Gables, Florida 33134

or if to LTV to:

____

____

____

____

With copies (which shall not constitute notice) to:
ROSENBERG, MUSSO & WEINER, LLP
Attorneys for LTV Networks, Inc.
(Debtor in Possession)
26 Court Street, Suite 2511
Brooklyn, NY 11242
Telephone: (718) 855-6840
Facsimile: (718) 625-1966

Section 13.3 Choice of Law; Venue and Jurisdiction.

(a) This Agreement and the rights and obligations of the parties hereunder shall be governed by the substantive laws of the State of New York applicable to contracts made and to be performed therein, without reference to principles of conflicts of laws, and the applicable provisions of the United States Bankruptcy Code.

(b) The Bankruptcy Court shall retain exclusive venue and jurisdiction for any dispute, claim or controversy arising out of or relating to this Agreement, or the interpretation or breach thereof. The parties waive any objections to such venue and irrevocably agree to submit to the jurisdiction of such court.

(c) The provisions of this paragraph shall survive the closing.

Section 13.4 Entire Agreement; Amendments; Waivers.

This Agreement, together with all exhibits and schedules hereto, and the Other Agreements constitute the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties. No supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided in writing.

Section 13.5:Counterparts.

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 13.6: Invalidity.

In the event that any one or more of the provisions contained in this Agreement, in any of the Other Agreements, or in any other instrument referred to herein, shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability will not affect any other provision of this Agreement, the Other Agreements and such instruments.

Section 13.7: Headings.

The headings of the Articles and Sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

Section 13.8 Expenses.

Each of LTV and NEWCO will be liable for its own expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement prior to Closing.

Section 13.9 Publicity.

Except as required by law, none of the parties shall issue any press release or make any public statement without the prior approval of the other party. NEWCO and LTV shall consult with each other prior to issuing any press releases or otherwise making public statements with respect to the transactions contemplated hereby and prior to making any filings with any Governmental Authority or with any national securities exchange with respect thereto.

Section 13.10 Parties Obligated and Benefited.

This Agreement will be binding upon the parties hereto and their respective assignees and successors in interest and will inure solely to the benefit of such parties and their respective assigns and successors in interest, and, except as otherwise provided herein, no other Person will be entitled to any of the benefits conferred by this Agreement, *unless otherwise required by Bankruptcy Court order.*

IN WITNESS WHEREOF, each of the parties listed below has executed this Agreement or has caused this Agreement to be duly executed on its behalf by its duly-authorized officer, as of the day and year first above written.

LTV NETWORKS, INC.

[signature]

By: Randall S. Appel

Its: President/COO

Dated: 10/6/04

NEW LTV ACQUISITION, LLC

[signature]

By: R. D. Patterson

Its: President/CEO

Dated: 061004

CHAPTER 11

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK

IN RE: LTV NETWORKS, INC. DEBTOR.	Chapter 11 Case No. 03-42071-ALG

ORDER (i) APPROVING CONTRACT OF SALE BETWEEN THE DEBTOR AS SELLER AND NEW LTV ACQUISITION, LLC AS PURCHASER; (ii) AUTHORIZING THE DEBTOR TO SELL PROPERTY PURSUANT TO SECTION 363 OF THE BANKRUPTCY CODE

UPON THE MOTION (the "Motion) of LTV Networks, Inc. (the "Debtor"), for an Order (i) approving a contract of sale (the "Contract of Sale") between the Debtor and New LTV Acquisition, LLC ("New LTV"); (ii) authorizing the Debtor to sell to New LTV the assets of the Debtor (the "Assets") as set forth in the Contract of Sale, free and clear of any liens, claims and encumbrances, pursuant to sections 363(b) and 363(f) of title 11 of the United States Code (the "Bankruptcy Code"), other than as set forth in the Contract of Sale, for the sum of $1,400,000.00, or to such higher and better purchaser at the hearing on the sale (the "Sale Hearing"), and (iv) granting such other and further relief as may be just and proper and

IT APPEARING THAT the Debtor has provided notice to all parties in interest; and

IT FURTHER APPEARING THAT objections to the relief requested in the Motion (the "Objections") were filed by John J. Quinn ("Quinn"), Spider Financial, Inc., Zachary Prensky, and Hank Ross ("Spider") and the Official Committee of Unsecured Creditors ("Creditors Committee");

and

UPON THE RECORD of the hearing held before me on November 17, 2004;

IT APPEARING THAT New LTV has extended an offer at the Sale Hearing to purchase the Assets for $1,400,000 (the "Offer"), in the Contract of Sale which is annexed as Exhibit A to the application in support of the motion; and

IT APPEARING THAT the Objections to the Motion are resolved as stated on the record at the Sale Hearing and in accordance with this Order; and

AFTER HEARING COUNSEL for the Debtor, counsel for the Creditors Committee, counsel for New LTV, counsel for Spider, and counsel for Quinn, and after the Sale held by the Debtor at the Sale Hearing, this Court finds that the Offer is the highest and best offer made for the Property; and

AFTER DUE DELIBERATION, the relief requested in the Motion appears reasonable and in the best interests of the Debtor and its estate and sufficient cause appears therefore; accordingly it is

FOUND, that:

1. The Debtor is a debtor-in-possession within the meaning of the Bankruptcy Code.

2. The Debtor is the owner of the Assets, is authorized to sell the Assets, and that an emergency exists justifying the sale of the Assets.

3. Proper, timely adequate and sufficient notice of the Motion and the hearing on the requested relief set forth above has been provided in accordance with sections 363(b) and 363(f) of the Bankruptcy Code, Rules 2002 and 6004 of the Federal Rules of Bankruptcy Procedure, as evidenced by the affidavit of service filed with the Clerk of this Court and no other or further notice of the Motion, the Sale Hearing, or the entry of this Order is necessary.

4. Based on the evidence at the Sale Hearing, the Contract of Sale has been negotiated in good faith and at arms' length by and between the Debtor and New LTV.

5. The Debtor has advanced sound business reasons for seeking to sell the Assets, as set forth in the Motion, and it is a reasonable exercise of the Debtor's business judgment to enter into the Contract of Sale and to execute, deliver and perform its obligations thereunder and to conduct the sale at the Sale Hearing:

6. There is no evidence before the Court that the total consideration to be realized by the Debtor pursuant to the Contract of Sale is not fair and reasonable~~, and the~~ ***The*** transaction contemplated by the Contract of Sale is ***not*** in the best interest of the estate.

7. It is in the best interest of the Debtor's estate and its creditors for the Debtor to sell the Assets pursuant to the Contract of Sale.

8. No alternative to the Contract of Sale or the transaction contemplated thereby has been proposed which is reasonably and proximately achievable and in the best interest of the Debtor's estate. The Debtor submitted the Contract of Sale to this Court for approval. At the Sale Hearing New LTV made the highest and best offer with respect to the purchase of the Assets.

9. Based on the evidence at the Sale Hearing, New LTV is a purchaser acting in good faith as such term is used in the Bankruptcy Code and is entitled to the protection set forth in section 363(m) of the Bankruptcy Code if it consummates a purchase of the Property in accordance with this Order and the Contract of Sale.

ACCORDINGLY, IT IS

ORDERED, that the Motion is granted and pursuant to sections 363(b) and 363(f) of the Bankruptcy Code, and for the total consideration provided for under the Contract of Sale (and pursuant to the terms and provisions thereof), the Debtor is authorized and directed to sell and transfer the Assets to New LTV upon the terms and subject to the conditions set forth in the Contract of Sale; and it is further

ORDERED, that the terms, conditions and provisions of the Contract of Sale are approved; and it is further

ORDERED, that pursuant to sections 363(b) and 363(f) of the Bankruptcy Code, the Assets shall be sold and transferred to New LTV, free and clear of any liens, encumbrances, claims, and interests, whether or not allowable, security interests, charges, and any interest in such property of an entity other than the Debtor's estate, other than as set forth in the Contract of Sale (collectively, the "Encumbrances"), whether arising prior or subsequent to the commencement of this case, with all Encumbrances, if any, to attach to the proceeds of the Sale with the same priority and rights as they may have had prior to the Sale, without prejudice to the rights of the Debtor or the Creditors Committee to object to the validity, priority, or enforceability of any Encumbrance; and it is further

ORDERED, that the provisions of this Order shall be self-executing, and neither the Debtor nor New LTV shall be required to execute or file releases, termination statements, assignments, consents, or other instruments in order to effectuate, consummate and implement the foregoing provisions hereof; provided, however, that this decretal paragraph shall not excuse such parties performing any and all of their respective obligations under the Contract of Sale; and it is further

ORDERED, that each and every federal, state and local governmental agency or department is hereby directed to accept any and all documents and instruments, necessary and appropriate to consummate the transactions contemplated by the Contract of Sale; and it is further

ORDERED, that this Order shall be binding upon, and inure to the benefit of the Debtor, New

LTV, and their respective assigns; and it is further

ORDERED, that New LTV shall be entitled to the protection of section 363(m) of the Bankruptcy Code with respect to the sale of the Assets approved and authorized herein in the event this Order or any authorization contained herein is reversed or modified on appeal; and it is further

ORDERED, that nothing contained in this Order shall prejudice any rights of the Creditors Committee to assert in an appropriate contested matter, adversary proceeding, or other appropriate proceeding, any claims against Alexander Arandia and Randall Appel, including but not limited to, that any amounts paid, or to be paid, to Alexander Arandia and Randall Appel by New LTV, or any successor or assignee of New LTV, pursuant to their employment contracts with New LTV constitute property of the Debtor's estate within the meaning of Section 541 of the Bankruptcy Code; and it is further

ORDERED, that the Debtor hereby consents that Creditors Committee be authorized to prosecute claims on behalf of the Debtor's estate against Alexander Arandia and Randall Appel; and it is further

ORDERED, that this Court shall retain jurisdiction over the Debtor and over the implementation of and enforcement of the provisions of this Order and of the Contract of Sale; and it is further

ORDERED, that the Debtor and its representatives are authorized to execute and deliver such other documents and instruments, and take such other actions as may be necessary to implement, effectuate and consummate the Contract of Sale and any other related documents, and the transactions contemplated thereby; and it is further

ORDERED, that the closing of the Contract of Sale will take place on December 10, 2004 at

1:00 p.m. at the offices of Debtor's counsel, Rosenberg Musso & Weiner, LLP, 26 Court Street, Suite 2511, Brooklyn, New York, and that the proceeds form the Sale shall be held by Debtor's counsel in a separate interest bearing account in a United States Trustee approved banking institution pending further order of this court, with any application for disbursement from this account *to* be on notice to any party asserting an Encumbrance on any property of the estate, the attorneys for the Creditors Committee, and the United States Trustee.

Dated: New York, New York
November 19, 2004

/s/ *Allan L. Gropper*
Honorable Allan L. Gropper
United States Bankruptcy Judge

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK

In re	:	Chapter 11
LTV NETWORKS, INC.,	:	Case No. 03-42071 (ALG)
Debtor.	:	

ORDER MODIFYING PRIOR ORDERS (I) AUTHORIZING SALE, AND (II) AUTHORIZING CONVERSION TO CHAPTER 7

Upon the record of the hearing held before the Court on March 10, 2005 (the "Hearing"); and upon the Motion dated January 10, 2005 of the Official Committee of Unsecured Creditors for an order converting the Debtor's chapter 11 case to a case under chapter 7 of the Bankruptcy Code; and upon the Order dated February 16, 2005 Authorizing Conversion of Chapter 11 Case Unless the Debtor Sells Its Assets or Enters Into New Agreement (the "Provisional Conversion Order"); and upon the Insurance Guaranty dated February 25, 2005 in the amount of $250,000 a copy of which was filed with the Court on February 25, 2005 in accordance with the Provisional Conversion Order; and due notice of the Hearing; and good cause appearing therefor;

IT IS HEREBY ORDERED THAT the Order Dated November 19, 2004 (i) Approving Contract of Sale Between the Debtor, as Seller, and New LTV Acquisition, LLC, as Purchaser, [and] (ii) Authorizing the Debtor To Sell Property Pursuant to Section 363 of the Bankruptcy Code (the "Sale Order") be, and hereby is, modified as follows:

(a) the Fifth Paragraph shall be deleted in its entirety and the following shall be substituted in lieu thereof:

"IT APPEARING THAT New LTV has extended an offer at the Hearing on March 10, 2005 to purchase the Assets (the "Offer") for $1,525,000 before May 6, 2005 and otherwise in accordance with the Contract of Sale which is annexed as Exhibit A to the Application in support of the motion; and"

(b) the Eighth Decretal Paragraph shall be deleted in its entirety and the following shall be inserted in lieu thereof:

"**ORDERED** that the employment contracts attached to the Motion shall be of no force or effect and that Alexander Arandia and Randall Appel be, and they hereby are, released from any claim that amounts paid to either of them by New LTV as compensation for services rendered after the closing of a sale of the Debtor's assets to New LTV constitutes property of the estate of the Debtor within the meaning of section 541 of the Bankruptcy Code;" and

(c) a new Decretal Paragraph shall be added as follows:

"**ORDERED** that any and all proceeds from the sale of the Debtor's assets to New LTV shall be held by counsel for the Debtor in a separate interest-bearing account pending further order of this Court."

and it is further;

ORDERED that the Provisional Conversion Order be, and hereby is, modified as follows:

(a) "**ORDERED** that in the event the Debtor fails, on or before May 16, 2005 to close a sale of substantially all of its assts to New LTV in accordance with this Court's order of November 19, 2004 (as modified), counsel for the Committee or the Office of the United States trustee may, without further notice, submit an order pursuant to 11 U.S.C. § 1112(b) converting this chapter 11 case to a case under chapter 7 of the Bankruptcy Code."

(b) A new Decretal Paragraph shall be added as follows:

"**ORDERED** that in the event the Debtor fails, on or before May 16, 2005 to close a sale of substantially all of its assts to New LTV in accordance with this Court's order of November 19, 2004 (as modified), counsel for the Committee may file all required notices with and take any necessary actions (in both cases in the name of an on behalf of the Debtor) against Condor Insurance Limited to enforce any insurance guaranty or other similar instrument issued by Condor for the benefit of the Debtor."

and it is further;

ORDERED except as expressly set forth herein, neither the Sale Order nor the Provisional Conversion Order is modified in any respect.

Dated: March 28, 2005
New York, New York

/s/ *Allan L. Gropper*
UNITED STATES BANKRUPTCY JUDGE

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK
-------------------------------X
In re: CHAPTER 11

LTV Networks, Inc. CASE NO.03-42071-alg

Debtor,
-------------------------------X

ORDER APPROVING TERMS OF SALE AND ESTABLISHING PROCEDURE FOR THE SALE OF THE ASSETS OF THE DEBTOR

Upon the oral application of LTV Networks, Inc., debtor and debtor in possession, (the "Debtor") made on the record before the Court on October 7, 2004, seeking an order approving the terms of the proposed sale of the Debtor's assets (the "Sale") and establishing the procedure for noticing and conducting the Sale, and it appearing that **time constraints require immediate** ~~no party in interest has an objection to~~ the entry of this order, it is

ORDERED, that the Debtor is authorized to bring before the Court on November 17, 2004 at 11:00 a.m. (the "Sale Hearing") its motion for approval of the sale of its assets (the "Sale Motion") to New LTV Acquisition, LLC ("New LTV"), pursuant to a contract between the Debtor and New LTV dated October 6, 2004 (the "Contract"), subject to higher and better bids at the hearing on approval, **in accordance with the procedures** as set forth in this order; and it is further

ORDERED, that the Sale Motion, the application in support of the Sale Motion, and the Contract of Sale be served on all creditors, all persons claiming an interest in the Debtor's assets, all federal, state, and local taxing authorities, and any other party in interest, on or before October 15, 2004; and it is further

ORDERED, that objections to the Sale, if any, must be in writing, must conform to the requirements of the Bankruptcy Code, the Federal Rules of Bankruptcy Procedure, and the Local Rules of the United States Bankruptcy Court for the Southern District of New York, and must be filed electronically with the Clerk of the Bankruptcy Court (with a copy to Chambers), and served so as to be received by the attorneys for the Debtor, Rosenberg, Musso & Weiner, LLP, 26 Court Street, Suite 2511, Brooklyn, New York 11242, Attention: Bruce Weiner, Esq.; the attorneys for the Official Committee of Unsecured Creditors, Golenbock Eiseman Assor Bell & Peskoe LLP, 437 Madison Avenue, New York, New York 10022, Attention: Douglas L. Furth, Esq., the attorneys for New LTV, Arvesu & Associates, PLLC, 201 Alhambra Circle, Suite 502, Coral Gables, Florida 33134; and the United States Trustee's Office, Southern District of New York, 33 Whitehall Street, 21st Floor, New York, New York 10004, on or before November 15, 2004 at 2:00 p.m.; and it is further

ORDERED, that any person wishing to make a higher and better offer for the Debtor's assets at the Sale Hearing must on or before November 15, 2004 at 2:00 p.m. so indicate in writing to the attorneys for the Debtor and the attorneys for the Creditors Committee, and present sufficient proof to those attorneys that such offeror has the financial resources to purchase the Debtor's assets and close on the Sale approximately eleven (11) days after approval of the Sale; and it is further

ORDERED, that in the event that New LTV is not the successful bidder at the Sale Hearing, New LTV shall be entitled to a "break up" fee of $70,000 and an administrative priority claim for all monies advanced by New LTV to the Debtor **(in accordance with practice previously disclosed to the Court)**, in the approximate amount of $118,000 through the date of this order and to $230,000 in anticipated expenditures through the date of the Sale Hearing, and

ORDERED, that objections to the Sale, if any, must be in writing, must conform to the requirements of the Bankruptcy Code, the Federal Rules of Bankruptcy Procedure, and the Local Rules of the United States Bankruptcy Court for the Southern District of New York, and must be filed electronically with the Clerk of the Bankruptcy Court (with a copy to Chambers), and served so as to be received by the attorneys for the Debtor, Rosenberg, Musso & Weiner, LLP, 26 Court Street, Suite 2511, Brooklyn, New York 11242, Attention: Bruce Weiner, Esq.; the attorneys for the Official Committee of Unsecured Creditors, Golenbock Eiseman Assor Bell & Peskoe LLP, 437 Madison Avenue, New York, New York 10022, Attention: Douglas L. Furth, Esq., the attorneys for New LTV, Arvesu & Associates, PLLC, 201 Alhambra Circle, Suite 502, Coral Gables, Florida 33134; and the United States Trustee's Office, Southern District of New York, 33 Whitehall Street, 21st Floor, New York, New York 10004, on or before November 15, 2004 at 2:00 p.m.; and it is further

ORDERED, that any person wishing to make a higher and better offer for the Debtor's assets at the Sale Hearing must on or before November 15, 2004 at 2:00 p.m. so indicate in writing to the attorneys for the Debtor and the attorneys for the Creditors Committee, and present sufficient proof to those attorneys that such offeror has the financial resources to purchase the Debtor's assets and close on the Sale approximately eleven (11) days after approval of the Sale; and it is further

ORDERED, that in the event that New LTV is not the successful bidder at the Sale Hearing, New LTV shall be entitled to a "break up" fee of $70,000 and an administrative priority claim for all monies advanced by New LTV to the Debtor **(in accordance with practice previously disclosed to the Court)**, in the approximate amount of $118,000 through the date of this order **and** to $230,000 in anticipated expenditures through the date of the Sale Hearing, and for reimbursement for its reasonable due diligence costs not to exceed $100,000 **(subject to Court approval)**; and it is further

ORDERED, that at the Sale Hearing the Debtor shall consider higher or better all cash offers for the Debtor's assets and the initial higher or better cash offer for the Debtor's assets be not less than $1.8 million, with bidding increments thereafter in the amount of $50,000; and it is further

ORDERED, that a notice of the Sale setting forth the terms and conditions in this Order and in the Contract be advertised, **at least one time in an appropriate publication,** ~~if at all,~~ as directed by Trinity Capital, the Debtor's investment banker, and that Trinity Capital, the Debtor's investment banker, is authorized **and directed** to do such other marketing of the Sale, ~~a~~ **as** in its business judgment **it** deems appropriate **and reasonable**.

Dated: New York, New York
October 14, 2004

/s/ Allan L. Gropper
ALLAN L. GROPPER
UNITED STATES BANKRUPTCY JUDGE

ACTIVE
INTERNATIONAL™

STRATEGIC ALLIANCE AGREEMENT

This Strategic Alliance Agreement dated January 20, 2006 (the "Agreement") is by and between New LTV Acquisition LLC ("New LTV"), with an address c/o Arvesu & Associates, 201 Alhambra Circle, Coral Gables, Florida 33134 ("New LTV"); and Active Media Services, Inc. d/b/a Active International, with its principal address at One Blue Hill Plaza, Pearl River, New York 10965 ("Active"). This Agreement shall only become effective upon the closing (the "Effective Date") of the Asset Purchase Agreement (as such term is defined below).

WHEREAS, LTV Networks, Inc. ("Old LTV") was a network that produced and televised Hispanic programming for a targeted market of ages 6-39; and

WHEREAS, Active is a corporate trading company that acquires assets from its clients in exchange for cash and/or trade credit that the client may use, with cash, to offset a portion of the cost of media, goods and/or services purchased through Active, which expenses the client would ordinarily pay for entirely in cash; and

WHEREAS, one of Active's major areas of trade credit utilization is advertising, including advertising on Hispanic stations: and

WHEREAS, on August 29, 2003, Old LTV filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code, in the U.S. Bankruptcy Court for the Southern District of New York (Case No. 03-42071-alg); and

WHEREAS, Old LTV and Active previously entered into a Strategic Alliance Agreement dated August 5, 2004, (the "Old Strategic Alliance Agreement"), pursuant to which Active and Old LTV agreed to collaborate for the purpose of promoting the growth and development of Old LTV as a substantial Hispanic network and Active issued to Old New LTV a trade credit in the amount of $5,000,000 (the "Old Trade Credit"); and

WHEREAS, Old LTV and New LTV have entered into an Asset Purchase Agreement dated the 6th day of October, 2004 (the "Asset Purchase Agreement"); and

WHEREAS, on October 14, 2004, the Bankruptcy Court approved the sale pursuant to the Asset Purchase Agreement; and

WHEREAS, at the closing of the Asset Purchase Agreement, Old LTV shall sell, and New LTV shall purchase, substantially all of the assets of Old LTV (including, but not limited to, Old LTV's right, title and interest in and to the Old Strategic Alliance Agreement and the Old Trade Credit issued thereunder), free and clear of all liens and claims pursuant to Section 363 of the Bankruptcy Code; and

WHEREAS, the closing of the Asset Purchase Agreement, Active is willing to enter a strategic alliance agreement with New LTV, subject to the terms and conditions contained in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and mutual covenants set forth herein, the parties hereto agree as follows:

1. Termination of the Old Strategic Alliance Agreement. Upon the Effective Date, the Old Strategic Alliance Agreement and the Old Trade Credit issued thereunder shall be null and void and shall have no further force and effect.

2. Exchange of Consideration. Active hereby agrees to: (i) issue to New LTV a trade credit in the amount of $5,000,000 (the "New LTV Trade Credit"), which shall be used by New LTV solely in accordance with the terms and conditions contained in Schedule A attached hereto and made a part hereof; and (ii) provide such other services for New LTV as are described in greater detail in this Agreement. In consideration of the New LTV Trade Credit and the provision of such services by Active, New LTV agrees: (i) that Active shall be entitled to receive a non-disclosed discount of 60% off of the established rates for advertising placed or to be placed on behalf of Active's clients or potential clients on a trading basis in order to enable Active to encourage its current and prospective clients to advertise on New LTV and to utilize trade credits issued by Active to such clients as partial payment for such advertising; and (ii) to perform its other obligations as are described in greater detail in this Agreement.

3. Development of Media Rates. As a strategic partner of New LTV, Active will consult with its clients that advertise to the Hispanic market, Hispanic media vendors and the media industry in general in order to help New LTV to develop a rate card that may be offered by New LTV to its advertisers.

4. Programming. New LTV will be solely responsible for the development of programming targeting the Hispanic marketplace, with a primary targeted market of ages 6-39. However, in consultation with its clients, Active will advise New LTV of the types of programming to which its clients would be interested in dedicating its advertising dollars.

5. Exclusive Relationship. New LTV agrees that it will not deal or trade with any other corporate trading companies, other than Active.

6. Merchandise for Home Shopping. From time to time, Active will endeavor to identify merchandise that it purchases from its clients that may be sold on a home shopping-type network or programming.

7. Representations and Warranties.

7.1 Each of Active and New LTV hereby represents and warrants to the other that:

a. It is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, is qualified to do business and is in good standing in each jurisdiction in which such qualification is required in view of its business and operations or the ownership or lease of its properties, except for those jurisdictions where the failure to be so qualified or in good standing would not have a material adverse effect on its assets, liabilities, business, operations, or condition (financial or otherwise) (a "Material Adverse Effect").

b. It has all requisite corporate power and authority to own its assets and carry on its business as now being or as currently proposed to be conducted.

c. It has all requisite corporate power and authority to execute and deliver and perform its obligations hereunder.

d. The execution, delivery and performance by it of this Agreement has been duly authorized by all necessary corporate action on its part, and this Agreement has been duly and validly executed and delivered by it.

e. None of (x) the execution and delivery by it of this Agreement, (y) the consummation by it of the transactions contemplated herein or (z) the compliance by it with the terms and provisions hereof will (i) violate, contravene, conflict with or result in a breach of, or require any consent or approval under, (1) its articles or certificate of incorporation, charter, by-laws or other organizational documents, (2) any law, statute or regulation, (3) any order, writ, injunction or decree of any court or governmental authority applicable to it or to any of its assets, or (4) any agreement, instrument or other document to which it or any of its Material Subsidiaries (as defined below) is a party or by which its or any of their respective assets are subject (all such agreements, instruments and documents collectively being "Relevant Agreements") or (ii) constitute a default under, result in the creation or imposition of (or the obligation to create or impose) any Lien (as defined below) upon any revenue or assets (whether now owned or hereafter acquired) of it or any of its Material Subsidiaries under, or permit the acceleration of any obligation of it or any of its Material Subsidiaries under any of the Relevant Agreements, except, solely in the case of clauses (i)(2), (i)(3), (i)(4) of this Paragraph 7(e) and (ii), for any such violations, contraventions, conflicts, breaches, defaults or Liens (as defined below), or failure to obtain any consent or approval, that, individually or in the aggregate, would not (x) have a Material Adverse Effect or (y) be reasonably expected to impair its ability to perform its obligations hereunder. For purposes of this Paragraph 7(e), the term "Material Subsidiary" shall have the meaning assigned to the term "Significant Subsidiary" in Regulation S-X, of the United States Securities and Exchange Commission as in effect on the date hereof, except that the term "registrant" as used therein shall be deemed to refer to Active or Client, as the case may be. For purposes of this Paragraph 7(e), the term "Lien" shall mean, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such property or asset. For the purposes of this Agreement, a person shall be deemed to own subject to a Lien any property or asset which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

f. no authorization, consent, approval, license, exemption of or filing or registration with any court, governmental authority or regulatory body or any other third party is required of it for the due execution, delivery or performance by it of this Agreement, except for such authorizations, consents, approvals, licenses, exemptions, filings or registrations the failure of which to be obtained would not: (x) have a Material Adverse Effect or (y) reasonably be expected to impair its ability to perform its obligations hereunder.

g. Assuming the due authorization, execution and delivery by the other party hereto of this Agreement, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors' rights generally with regard to New LTV and/or Active, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefore may be brought.

h. There are no pending or, to the best of its knowledge, threatened actions, suits or proceedings before any court or governmental agency, arbitrator or instrumentality affecting it which purport to challenge the legality, validity or enforceability of this Agreement or which seek damages or other relief in connection with the execution, delivery or performance of this Agreement.

i. It is entering into this Agreement and the transactions contemplated hereby as principal (and not as agent or in any other capacity, fiduciary or otherwise).

7.2. In addition to the representations and warranties set forth in Paragraph 7.1 above, New LTV hereby represents and warrants to Active that each and every element of any commercial advertising delivered by New LTV or New LTV's advertising agency directly or indirectly to Active and/or any media provider pursuant to this Agreement does not and shall not infringe upon or violate the rights of any third party, including, without limiting the generality of the foregoing, any copyrights, trademarks, servicemarks, literary, music performance and synchronization rights, or other intellectual property rights, any rights of privacy and publicity, any private, civil or property rights, or any other applicable law.

8. Indemnification. Active, on the one hand, and New LTV, on the other, (each an "Indemnitor") each indemnifies and agrees to defend and hold harmless the other, its successors, assigns, shareholders, officers, directors, agents, representatives, employees and/or each of them (collectively referred to herein as the "Indemnified Party") from and against any and all claims, liabilities, costs, expenses, suits, losses, damages, recoveries (including, without limitation, reasonable attorney's fees and disbursements), including interest, incurred by the Indemnified Party in any action or proceeding between Indemnitor and the Indemnified Party (but only if the Indemnified Party is the prevailing party) or between the Indemnified Party and any third party or otherwise, to the extent arising out of any breach of any warranty, representation, or

agreement herein made by the Indemnitor. Notwithstanding the foregoing, neither party shall be liable to the other party for any consequential, special or punitive damages of any kind or nature, regardless of whether either party has warned or been warned of the possibility of any such loss or damage. The indemnification obligations contained herein shall survive the expiration or termination of this Agreement.

9. Binding. This Agreement will not be effective to bind either of the parties unless and until executed and delivered by both parties. Subject to the foregoing sentence, this Agreement shall be binding upon the successors and permitted assigns of Active and New LTV.

10. GOVERNING LAW. THIS AGREEMENT (AND ALL MATTERS RELATED TO THE INTERPRETATION AND ENFORCEMENT HEREOF) SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REFERENCE TO PRINCIPLES OF CHOICE OF LAWS THEREOF OR OF ANY OTHER JURISDICTION.

11. Severability. It is the intention of the parties that the provisions hereunder shall be enforceable to the fullest extent permissible under applicable law, but that the enforceability (or modification to conform to such law) of any provision or provisions hereof shall not render unenforceable, or impair the remainder of this Agreement. If any provision or provisions hereof shall be deemed invalid or unenforceable, either in whole or in part, this Agreement shall be deemed amended to delete or modify, as necessary, the offending provision or provisions consistent with the parties' original intentions in order to render it valid and enforceable.

12. Counterparts. This Agreement may be executed (including execution by facsimile) in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

13. Captions. The captions and paragraph headings appearing herein are included solely for convenience of reference and are not intended to affect the interpretation of any provision of this Agreement.

14. Waiver. No waiver of any provision of this Agreement shall be deemed or shall constitute a waiver of any other provision hereto (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided in writing. Any waiver given pursuant to the terms of this Paragraph 14 shall be given by, or pursuant to, a writing signed by both parties.

15. Entire Agreement. This Agreement, the schedules attached hereto, all other documents referenced in this Agreement: (i) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and (ii) is not intended to confer upon any person, other than the parties hereto and their respective successors and permitted assigns, any rights or remedies hereunder.

16. Amendment and Modification. This Agreement may be amended, modified and supplemented in any and all respects, but only by a writing signed by both parties.

17. Costs and Expenses. Except as otherwise provided in this Agreement, or as otherwise agreed to in writing by the parties, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses.

18. Venue. Each of Active and New LTV hereby submits to the exclusive jurisdiction of the Federal and State Courts located in the State of New York with respect to any dispute or claim arising out of this Agreement.

19. Attorneys' Fees. In the event of any action, lawsuit or other legal proceeding based upon, arising out of or relating to this Agreement, the subject matter hereof or the enforcement of any provision hereof, the prevailing party in such action, lawsuit, legal proceeding shall be entitled to recover its costs and expenses (including the reasonable fees, disbursements and expenses of attorneys, accountants and other professionals) paid or incurred by such party in connection with prosecuting or defending such action, lawsuit or legal proceeding (including any appeals arising therefrom) and the enforcement of any resulting judgment, arbitral award or other remedy or relief.

20. WAIVER OF JURY TRIAL. IN THE EVENT OF ANY ACTION, LAWSUIT OR OTHER LEGAL PROCEEDING BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE SUBJECT MATTER HEREOF OR THE ENFORCEMENT OF ANY PROVISION HEREOF, EACH OF THE PARTIES HEREBY EXPRESSLY AND IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY AND ALL RIGHT TO JURY TRIAL.

21. Remedies Not Exclusive. The rights and remedies of the parties under this Agreement shall not be exclusive, and shall be in addition to any other right or remedy that any party may otherwise have against any other party at law or in equity.

22. Confidentiality.

a. Active and New LTV each agrees not to disclose, without the prior written consent of other party hereto, the terms and conditions of this Agreement to any other person, other than to its advisors, representatives, attorneys or accountants who need to know such information for purposes of this Agreement and the transactions contemplated hereby and who are made aware of the confidentiality obligations hereunder, and except (i) as required by any law, rule or regulation or judicial or arbitral process, including without limitation, subpoenas and orders issued by courts, arbitral tribunals or regulatory agencies, (ii) as required by any governmental authority, including without limitation, any state, federal or foreign authority or examiner regulating banks or banking, and (iii) as may be reasonably required in connection with any legal proceeding to enforce the terms hereof. Notwithstanding the foregoing, Active and New LTV may each disclose the existence and the terms and conditions of this Agreement to its potential financers, acquirers or the like, provided that, in each case, such potential financers, acquirers or the like agrees in writing to be bound by the terms of this Paragraph 22. In addition, Active may disclose to providers of media, goods and/or services the fact that New LTV has authorized Active to purchase media, goods and/or services for it on its behalf. Each of Active and New LTV agrees that remedies at law may be inadequate to protect a party hereto from any actual or threatened breach of this Paragraph 22 by the other party. Each of Active and Client therefore agrees that if either party hereto breaches, or threatens to breach, this Paragraph 22, the aggrieved party shall be entitled, without prejudice to any other rights or remedies available to the aggrieved party at law, to apply to any court of competent jurisdiction for permanent or temporary injunctive relief, without proof of actual damage or, to the extent permitted by applicable law, the posting of any bond or other security.

b. Notwithstanding Paragraph 22(a) above, each of the parties hereto (and each of such their respective employees, representatives or other agents) may disclose to any and all persons, without limitation of any kind, the U.S. tax treatment and U.S. tax structure of the transactions contemplated hereby and all materials of any kind (including opinions or other tax analyses) that are provided to any of the foregoing persons relating to such U.S. tax treatment and U.S. tax structure, other than any information for which nondisclosure is reasonably necessary in order to comply with applicable securities laws.

c. Neither party to this Agreement shall issue any press release or make any other public statement pertaining to the existence of this Agreement and/or the subject matter of or the transactions contemplated by this Agreement without the agreement of the other party hereto, provided, that either party may make such disclosure that, in the opinion of its counsel, is necessary to avoid committing a violation of law or of any rule or regulation of any securities association, stock exchange or national securities quotation system on which its securities are listed or traded. New LTV agrees not to use the names or marks of Active in any advertising or promotional materials or presentations, whether oral or written, without Active's prior written consent.

23. <u>Notices</u>. Any notice required or permitted by this Agreement must be in writing and must be sent by personal delivery, or by facsimile with delivery confirmed, by nationally recognized commercial overnight courier with delivery confirmed, or by mail by United States registered or certified mail, addressed to the other party at the address below or to such other address for notice as a party hereunder may request in writing (except that in the case of personal deliveries only, in person delivery may be made at any place the relevant person is located at the time of in person delivery). Any such notice will be effective as of the date of receipt:

If to New LTV:	New LTV Acquisition LLC c/o Arvesu & Associates 201 Alhambra Circle Coral Cables, Florida 33134 Attention: Mark A. Hutner Attorneys for New LTV Facsimile: (845) 442-9882
If to Active:	Active Media Services, Inc. One Blue Hill Plaza P.O. Box 1706

ACTIVE MEDIA SERVICES, INC.
A CORPORATE TRADING COMPANY

Pearl River, New York 10965-8705
Attention: Sharon P. Marshall
General Counsel
Fax: (845) 735-2342

24. Assignment. This Agreement shall not be assignable by either party without the prior written consent of the other party. For the avoidance of doubt, New LTV shall not be entitled to assign the New LTV Trade Credit without the prior written consent of Active. Any purported assignment or delegation in violation of the terms of this Agreement shall be null and void.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first set out above.

ACTIVE MEDIA SERVICES, INC.

By: [signature]
Name: Alan S. Elkin
Title: Chief Executive Officer

NEW LTV ACQUISITION, LLC

By: [signature]
Name:
Title: Managing Member

ACTIVE MEDIA SERVICES, INC.
A CORPORATE TRADING COMPANY

SCHEDULE A TO THE STRATEGIC ALLIANCE AGREEMENT

TERMS OF TRADE CREDIT USAGE

1. General Terms. The Trade Credit in the amount of $5,000,000 shall be utilized solely in accordance with the terms and conditions of this Agreement in connection with the purchase by New LTV of media, goods and/or services reasonably available to Active as a trading company and shall not be redeemable for cash. The Trade Credit shall be valid for use for three (3) years from the date first set out above (the "Term"). Thereafter, the Trade Credit shall expire and Active shall have no further obligation to New LTV hereunder.

2. Purchase of Media.

2.1 In order to utilize the Trade Credit, New LTV shall submit its media buying plan or plans to Active reasonably in advance of the requested purchase in accordance with industry standards. In the case of broadcast and/or electronic media, New LTV shall submit to Active a buying plan or plans no less than ninety (90) days prior to the first date of the quarter that the media is anticipated to run. In the case of print media, New LTV shall submit to Active a buying plan or plans at least four (4) weeks prior to the respective closing dates of the publications requested. In the case of outdoor media, New LTV shall submit to Active a buying plan or plans at least ninety (90) days prior to the flight date of the outdoor media requested. In the case of internet media, New LTV shall submit to Active a buying plan or plans at least thirty (30) days prior to the start date of the online campaign.

2.2 Active shall review New LTV's submitted media buying plan or plans and shall advise New LTV as to whether Active is able to provide New LTV with the requested media. In each instance where Active advises New LTV that Active is able to provide New LTV with the requested media, New LTV shall authorize Active to purchase the requested media by promptly executing purchasing schedules acceptable to both Active and New LTV. The purchasing schedules shall contain the applicable "Trade Credit Requirement" and "Cash Payment Requirement" (as such terms are defined in Paragraph 4.1). Thereafter, Active shall purchase the requested media in accordance with the approved purchasing schedules.

2.3 In the event Active advises New LTV that Active is unable to provide New LTV with a particular purchase of media, New LTV may implement such individual purchase without Active.

2.4 New LTV agrees to cause its in-house advertising department, and shall require its outside advertising agency, to fully cooperate with Active in connection with the purchase of media by New LTV hereunder, including, without limitation, fully supporting Active's efforts to secure media placements hereunder on a trade basis.

2.5 Upon request, New LTV shall supply Active with copies of all media buys purchased by New LTV during the previous year with copies of original station affidavits and other applicable proof of performance.

2.6 The cost to New LTV of media shall be net (i.e. gross costs of media less an amount equal to the fee (if any) paid by New LTV to its advertising agency (not to exceed fifteen percent (15%)) and mutually agreed to by Active and New LTV. All placements, insertions and/or postings of the media shall be subject to availability, market conditions and each media provider's rules on trade eligibility, which shall be at the discretion of the provider. In addition, all media purchased by New LTV through Active hereunder shall be subject to each media provider's standard cancellation policies and provisions.

2.7 New LTV represents and warrants that each and every element of any commercial advertising delivered by New LTV or New LTV's advertising agency directly or indirectly to Active and/or any media provider pursuant to this Agreement does not and shall not infringe upon or violate the rights of any third party, including, without limiting the generality of the foregoing, any copyrights, trademarks, servicemarks, literary, music performance and synchronization rights, or other intellectual property rights, any rights of privacy and publicity, any private, civil or property rights, or any other applicable law.

3. Purchase of Other Goods and/or Services.

3.1 In the case of goods and/or services (other than media), New LTV shall submit a buying plan or plans reasonably in advance of the requested purchase. Active shall review New LTV's submitted buying plan or plans and shall advise New LTV as to whether Active can provide New LTV with the requested goods and/or services and as to the applicable Trade Credit Requirement and Cash Payment Requirement. In each instance where Active advises New LTV that it can provide New LTV with the requested goods and/or services at New LTV's benchmark costs, New LTV agrees to purchase such goods and/or services through Active.

3.2 In the case of goods and/or services (other than media), which are subject to trade availability to Active: (i) a benchmark for the costs of such goods and/or services must be established by New LTV in arms length negotiations with a vendor or supplier and as agreed to by Active; (ii) such costs must be verifiable by Active; and (iii) New LTV shall provide Active with invoices or contracts evidencing such costs, or if no such invoices or contracts exist, with proposals New LTV has received from vendors or suppliers evidencing such costs.

4. Payment of Active's Invoices.

4.1 Active shall advise New LTV of the portion of its invoices for media, goods and/or services purchased by New LTV hereunder that Active will require to be paid by application of Trade Credit in order to effectuate a particular purchasing schedule (the "Trade Credit Requirement"). The remaining portion of Active's invoices will be paid by New LTV in cash (the "Cash Payment Requirement"). In the event there is insufficient Trade Credit to pay the Trade Credit Requirement of any of Active's invoices, New LTV shall pay cash to the extent of such insufficiency. Payment terms for Active's invoices will be in accordance with Active's standard credit policies and procedures.

4.2 In the event New LTV utilizes the services of an agent in connection with the payment of Active's invoices, then New LTV shall be solely responsible for the performance of such agent and shall remain liable to Active pursuant to the terms of this Agreement until such agent has fully performed New LTV's payment obligations hereunder. Active shall have no obligation to pay any agency commission, service or brokers commissions, sales and use taxes, freight or delivery charges or any other similar "add on" impositions.

PRODUCTION AGREEMENT

PRODUCTION AGREEMENT

The following sets forth the basic terms of the agreement (the "Agreement") made as of March 17, 2006 between LTV Media, located at 3111 N University Dr, Coral Springs, Fl 33065 (hereinafter LTV) and Baral, Inc, located at 3764 NW 124th, Coral Springs, Fl 33065 USA (hereinafter "Producer") regarding the television production of the programming aired on LTV. In consideration of the mutual promises contained herein and subject to the terms and conditions hereof, the parties hereto agree as follows:

1. Programs: During the soft launch Term, Producer shall produce, edit and post-produce for LTV, at Producer's sole cost and expense the different shows which is to be broadcast on LTV. The different shows shall consist on the following, which shall each be delivered to LTV as follows:

   (A) One (1) fully produced, Spanish language, U.S. broadcast quality television show entitled "LTV Sports", which shall each be delivered to LTV (7) seven days a week and which is sixty (30) minutes in length and features highlights of the various Hispanic and International sports news.

   (B) One (1) fully produced, Spanish language, U.S. broadcast quality television show entitled "Soccer game", which shall each be delivered to LTV once a week and which is two (2) hours in length and features a Mexican or Hispanic soccer game.

   (C) One (1) fully produced, Spanish language, U.S. broadcast quality television show entitled "Ah que Kiko", which shall each be delivered to LTV (1) once a week and which consist in thirty (30) minutes in length and features a sitcom (30 episodes)

   (D) One (1) fully produced, Spanish language, U.S. broadcast quality television show entitled "Los Anos Perdidos", which shall each be delivered to LTV (5) five times a week and which consist in one (1) hour in length and features a Mexican novella (100 episodes).

   (E) One (1) fully produced, Spanish language, U.S. broadcast quality television show entitled "Platicando con...", which shall each be delivered to LTV (1) once a week and which consist in thirty (30) minutes in length and features an interview with Mexican or Hispanic actors and/or singers.

   (F) One (1) fully produced, Spanish language, U.S. broadcast quality television show entitled "Frecuencia Mix", which shall each be delivered to LTV (1) once a week and which consist in thirty (30) minutes in length and features music videos.

(G) One (1) fully produced, Spanish language, U.S. broadcast quality television show entitled "Club de Ali", which shall each be delivered to LTV (5) five times a week and which consists in thirty (30) minutes in length and features children story telling.

(H) One (1) fully produced, Spanish language, U.S. broadcast quality television show entitled "Pumas TV", which shall each be delivered to LTV (1) once a week and which consists in thirty (30) minutes in length and features the highlights of the soccer Mexican team.

(I) One (1) fully produced, Spanish language, U.S. broadcast quality television show entitled "Leyendas del Futbol", which shall each be delivered to LTV (1) once a week and which consists in thirty (30) minutes in length and features bios of 10 of the best world soccer players.

(J) One (1) fully produced, Spanish language, U.S. broadcast quality television show entitled "Un Ano en la Vida de Lorena Ochoa", which shall each be delivered to LTV (1) once a week and which consist in thirty (30) minutes in length and features the Mexican golfer of the LPGA.

(K) One (1) fully produced, Spanish language, U.S. broadcast quality television show entitled "Los Mejores Goles", which shall each be delivered to LTV (1) once a week and which consist in sixty (60) minutes in length and features the best soccer goals of the Mexican league.

2. Term: The term shall commence on March 17, 2006 and shall continue until March 16th, 2008 ("the term").

3. Territory: The territory shall consist of the universe (the "Territory").

4. Delivery: Producer shall produce the shows and make them available to LTV' by fiber optic or by Beta SP tape (at such time as designated by LTV). Producer shall ensure that the shows are available to LTV without any additional charges or access fees whatsoever. Unless otherwise specified by LTV: (a) Producer shall include complete program mix with Spanish commentary on Audio Channel 1 and Nat sound on Audio Channel 2; (b) LTV shall be of U.S. broadcast quality and shall be subject to LTV's approval in its sole discretion. LTV shall make commercially reasonable effort to notify Producer of any problems with the shows within seventy-two (72) hours of LTV's receipt of the shows. The parties acknowledge and agree that time is of essence and failure to deliver any show on or before the delivery date specified in this Agreement shall give LTV the right to terminate this Agreement without further obligation on behalf of LTV. Such termination shall not affect or limit LTV's

right to pursue any other remedy or recourse available to it under the Agreement, at law or in equity.

5. Quality of Production: The shows must be produced in accordance with LTV's creative and technical standards. Producer will provide production staff and other personnel, facilities, equipment and services required to create a first-class quality production for each show. LTV reserves the right to reject shows that do not meet the LTV standard.

6. Creative Control: LTV at its sole discretion can ask the Producer to change an on air-talent in a reasonable time and/or ask the Producer to change or stop producing a show at its sole discretion. The monthly fee will be reduced proportionally for the productions that are no longer produced as a result of this clause or the preceding clause.

7. Consideration: Subject to Producer's strict compliance with all aspects of this Agreement, LTV shall:

   (A) Pay to Producer a total fee for year one of ONE HUNDRED AND FIFTY THOUSAND U.S. DOLLARS (US $150,000) a month. All payments shall be made minus any applicable taxes. The Production Fee shall be paid to Producer one month at a time in advance.

   (B) After the "term" period which shall end on March 16th, 2007, LTV will pay the producer the amount on $2,500 (TWO THOUSAND FIVE HUNDRED DOLLARS) per news and sports news shows; $10,000 (TEN THOUSAND DOLLARS) per soccer game, boxing or wrestling shows produced; and $1,000 (ONE THOUSAND DOLLARS) per every 30 minutes of produced shows by Baral. The costs of the shows proposed by LTV to Baral will be agreed upon by both parties prior the beginning of production and post-production of the shows.

   (C) Year two payments will be due on the respective corresponding dates as listed above with the following increase in "Production fee: $3,500 (THREE THOUSAND AND FIVE HUNDRED DOLLARS) per half hour of produced shows; $6,000 (SIX THOUSAND DOLLARS) per half hour of produced news or sports news shows and: $17,000 (SEVENTEEN THOUSAND DOLLARS) per soccer game produced.

8. Independent Contractors: Producer has no authority to bind LTV to any agreements or other obligations, and will not attempt to do so. Producer and LTV are independent contractors, and nothing in this Agreement creates any partnership, joint venture or agency relationship other than the stipulated in this agreement and the one that can be created with radio shows using the same format and name. As between each other, each party is fully responsible for all persons and entitles it employs or retains, except as otherwise specifically provided in this Agreement.

Generally

9. Confidentiality: This Agreement, and any correspondence and discussions conducted in connection therewith, shall be treated as confidential by the parties hereto.

10. Choice of Law: This Agreement and all matters collateral hereto shall be governed by the laws of the State of Florida, USA applicable to contracts made and fully performed therein, without giving effect to principles of conflict of laws, unless such an action or proceeding is required to be brought in another court to obtain such subject matter jurisdiction over the matter in controversy. Any legal proceeding relating to this Agreement shall be instituted and prosecuted solely in, and each such party hereby irrevocable submits of the exclusive jurisdiction of, a State or Federal court in the County of Broward, State of Florida, U.S.A., provided, however, that if the party against whom an action or proceeding is being brought does not have assets located in Florida, the parties agree that any such action or proceeding may also be brought against such party wherever any assets or such party are located. Each of the parties hereby waives any objection that it may have now or hereafter to the laying of the venue of any such action or proceeding in the manner provided in this subparagraph.

11. Force Majeure: Notwithstanding anything herein contained to the contrary, neither party will be liable to the other in damages because of any failure to perform hereunder caused by any cause beyond its control, including but not limited to fire, earthquake, flood, epidemic, accident, explosion, casualty, labor controversy, strike, lockouts, riot, civil disturbance, act of a public enemy, embargo, war, act of God, any governmental ordinance or law, the issuance of any executive or judicial order, any failure or delay or any transportation agency, any failure or delay in respect to any electrical or sound equipment or apparatus, or by any laboratory, any failure without fault, to obtain material, transportation, power or any other essential thing required in the conduct of its business or

any similar cause (an "Event of Force Majeure"). Any and all payment obligation of LTV will be suspended during any period of an Event of Force Majeure. If an Event of Force Majeure exceeds thirty (30) consecutive days or sixty (60) days in the aggregate, either party will have the right to terminate this Agreement in its sole discretion upon written notice to the other.

12. Rights and Clearance:

(A) Producer represents, warrants and covenants to LTV that for the shows, Producer has obtained or shall obtain at its expense any and all necessary rights, clearances and/or permissions of the clips, interviews and images originated by the Producer's reporters and talent, required to produce and distribute the shows within the US, including but not limited to:

(i) any and all clearance and/or permissions necessary for each of the participants (e.g. the on-air talent, etc.) that appear in the shows;

(ii) securing all music rights (including without limitation any and all master recording and synchronization rights) for music played during the shows;

(iii) any and all rights, clearances and/or permissions necessary to use all footage, names, likenesses, trademarks and service marks of all individuals, locations and entitles participating in or otherwise associated with the shows of the footage originated by the Producer.

(B) Except as specifically required by this Agreement, LTV shall NOT be obligated to make any payment to Producer or anyone else related to the shows (e.f. above the line elements, etc.)

Any uses by Producer of the LTV logo or any use of the LTV name must receive LTV prior written approval. This includes without limitation press release.

13. Warranties and Covenants:

it is in compliance with all governmental laws, rules, regulations and court and administrative decrees to which it is subject relating to this Agreement; (v) that Producer has, or will have acquired at the pertinent time when all or part of the shows are made available to LTV appropriate rights or licenses necessary for Producer to perform its obligations hereunder including, without limitation, the rights to use names, likenesses, voices, and other sound effects of all participants in Mexico Lindo y Futbol, or any portion thereof; and (vi) the obligations created by this Agreement, insofar as they purport to be binding on Producer and GOLTV, constitute legal, valid and binding obligations of Producer and GOLTV enforceable in accordance with their terms.

(B) Each party shall at all times defend, indemnify and hold the other party, its affiliates and licensees, and its officers, directors, agents, employees, owners and representatives harmless from and against any and all claims, actions, liabilities, losses or damages (including court costs and attorney's feeds) in any manner relating to or arising out of any breach of any representation, warranty or obligation of the indemnifying party. Such mutual indemnification shall survive the termination of this Agreement.

14. Copyright: As between Producer and LTV, Producer shall own all copyrights in perpetuity within the Territory, including, without limitation, any and all works and productions in creating the shows, and any and all productions produced by LTV or its authorized licenses incorporating Mexico the shows, including, but not limited to, the copyright to the title of the shows and any name using a combination thereof.

15. Termination: In addition to LTV's other rights al law, in equity or pursuant to other provisions of this Agreement, LTV may by notice to Producer terminate this Agreement: (i) immediately if Producer has filed a petition in bankruptcy, is insolvent or has sought relief under any law related to Producer's financial condition or their ability to meet their payment obligations; (ii) immediately if any involuntary petition in bankruptcy or insolvency has been filed against Producer, or any relief under any such law has been sought by any creditor of Producer, unless such involuntary petition is dismissed or such relief is denied within 60 days after it has been filed or sought; (iii) immediately if for any other reason LTV decides to end this contract before a two year term, provided that LTV will pay the amount of $250,000 (TWO HUNDRED AND FIFTY

names; (iv) LTV not be able for any reason to terminate this Agreement before the first six months; after this period and at LTV's sole discretion LTV can terminate this Agreement six months after giving a written notice to Producer.

16. Credits: LTV acknowledges and agrees that Producer will be entitled to a credit at the end of each show.

17. Notice: All notices from either party to the other must be given in writing to the respective addresses of Producer and LTV listed above with a copy to LTV at 3111 N University Dr, Coral Springs, Fl 33065. Notice may be given in person, by commercial courier of private messenger, via the U.S. mail (Registered with postage prepaid). Notice is deemed received as of the date of any applicable receipt signed by or on behalf of the receiving party.

18. Construction: The terms and provisions of this Agreement represent the results of negotiations between the parties, each of which has represented by counsel of its own choosing, and none of which have acted under duress or compulsion, whether legal, economic or otherwise. Consequently, the terms and provisions of this Agreement will be interpreted and construed in accordance with their usual and customary meanings, and the parties hereby waive the application of any rule of law to the effect that ambiguous or conflicting terms or provisions contained in the executed draft of this Agreement will be interpreted or construed against the party whose attorney prepared the executed draft or any earlier draft of this Agreement.

19. Assignment: Neither this Agreement nor any of the rights or obligations hereunder may be assigned by any party without prior written consent of the other party; except that LTV may, without such consent, a sign all such rights and obligations to its parent company, or any affiliate, subsidiary, or partnership in which itself or the parent company has an ownership interest. Subject to the foregoing, this Agreement will be binding upon to and inure to the benefit of the parties hereto and their respective successors and permitted assigns, and no other persona shall have any right, benefit or obligation under this Agreement as a third party beneficiary or otherwise.

20. Entire Agreement: This Agreement supersedes and cancels all prior negotiations and understandings between the parties and contains all of the terms and agreed to by the parties with respect

representative of LTV has any authority to make any representation or promise not contained in this Agreement and Producer have not executed this Agreement in reliance on any such representation or promise.

21. Waiver, Severability: A waiver by either party of any breach or default by the other party will not be construed as a waiver of any other breach of default whether or not similar and whether or not occurring before or after the subject breach. The invalidity or non-enforceability of a term or provision of this Agreement shall not render invalid or unenforceable the remaining terms and provisions of this Agreement, provided, however, that the aggregate of all such provisions found to be invalid or unenforceable does not materially affect the benefits and obligations of the parties of the Agreement taken as a whole.

22. Modifications: The above conditions may not be modified by either party without written agreement.

IN WITNESS WHEREOF, by signing in the spaces provided below, the parties hereto accept and agree to all of the terms and conditions of this Agreement.

Latin Television, Inc
(LTV)

By: [signature]
Name: Randall S. Appel
Title: CEO/Pres
Date: July 18, 2006

BARAL, INC
("Producer")

By: [signature]
Name: Luis F Baraldi
Title: CEO
Date: July 18, 2006

MERGER AGREEMENT
AND
PLAN OF REORGANIZATION

MERGER AGREEMENT AND PLAN OF REORGANIZATION

This MERGER AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made and entered into as of Feb 15, 2006, by and among Latin Television Inc.., Nevada corporation ("Latin Television Inc."), New LTV Acquisition LLC, a Delaware Corporation (the "Company") and the shareholders of the Company listed on the signature page hereto (the "Shareholders").

RECITALS:

A. The Boards of Directors of each of the Company and Latin Television Inc. believe it is in the best interests of each company and their respective stockholders that Latin Television Inc. acquire the Company through the statutory merger of the Company with and into Latin Television Inc. (the "Merger") and, in furtherance thereof, have approved the Merger and the transactions contemplated hereby upon the terms and subject to the conditions set forth herein.

B. Pursuant to the Merger and subject to the terms and conditions of this Agreement, Latin Television Inc. shall acquire, at the Effective Time (as defined below) from the Shareholders all of the then issued and outstanding shares of capital stock and derivative securities of the Company (the "Company Securities") in exchange for shares of common stock of Latin Television Inc..

C. The Company and Latin Television Inc. desire to make certain representations and warranties and other agreements in connection with the Merger.

D. The parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code").

E. The parties intend the Merger to be effected through a three part process. there will be (i) the execution of this agreement on or before February 2006 (the "Signing"); (ii) upon the satisfaction of certain conditions, including the Latin Television Inc. Shareholders' approval of a reorganization, as described herein (the "Reorganization") (the date on which shareholder's approval is obtained, the "Approval Date") there will be filed the appropriate merger certificates with the State of Nevada, which will be deemed the Effective Time, as herein defined; and, (iii) there will be a conversion of the Shareholders' common stock of the Company into Latin Television Inc. Common Stock, as set forth herein.

NOW THEREFORE, in consideration of the covenants, promises and representations and warranties set forth herein, and for other good and valuable consideration, intending to be legally bound hereby, the parties agree as follows:

ARTICLE 1 - THE MERGER

1.1 The Merger.

At the Effective Time (as defined in Section 1.2), and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the laws of the state of Nevada, the Company shall be merged with and into Latin Television Inc., the separate corporate existence of the Company shall cease and Latin Television Inc. shall continue as the surviving corporation. Latin Television Inc., as the surviving corporation with the operating business of the Company after the Merger is hereinafter sometimes referred to as the "Surviving Corporation."

1.2 Closing Date; Effective Time.

Unless this Agreement is earlier terminated pursuant to Section 7.1, the closing of the Merger (the "Closing") will take place as promptly as practicable, but no later than five (5) business days, following satisfaction or waiver of the conditions set forth in Article 6, which shall be accomplished by faxed documents. The date upon which the Closing actually occurs is herein referred to as the "Closing Date"

As promptly as practicable following the Approval Date, the parties hereto shall cause the Merger to be consummated by filing the Articles and Plan of Merger (or like instrument) with the Secretary of State of the State of Nevada (the "Articles of Merger"), in accordance with the relevant provisions of applicable Nevada Law (the time of acceptance by the Secretary of State of the State of Nevada of such filing being referred to herein as the "Effective Time"

1.3 Effect of the Merger

At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of Nevada Law. Without limiting the generality of the foregoing, and subject to the limitations set forth in this Agreement, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Latin Television Inc. shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Latin Television Inc. shall become the debts, liabilities and duties of the Surviving Corporation.

1.4 Certificate of Incorporation; Bylaws.

(a) The Certificate of Incorporation of Latin Television Inc., as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law, provided, however, that Latin Television Inc. agrees that as of the Effective Time or as soon thereafter as practical it will change its name to "New LTV Acquisition LLC" or such other name that better reflects the business of the Company.

(b) The By-laws of Latin Television Inc., as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended as provided by law and such By-laws.

1.5 Directors and Officers; Surviving Corporation

The initial directors of the Surviving Corporation will be Hans Jonas Pettersson, Randall S Appel, Luis F Baraldi, Manuel M Arvesu and Alan S Elkin, each to hold office until replaced or otherwise in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation. The current officers of the Company will resign effective at the signing of this document, or until replaced or otherwise in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation. The new officers of the surviving corporation will be: *Hans Jonas Pettersson, Executive Vice Chairman* Randall S Appel, Chief Executive Officer, and Luis F Baraldi Chief Operating Officer,

1.6 Conversion of Shares.

At the Effective Time, by virtue of the Merger, or otherwise at such time and subject to such conditions as are set forth herein, and without any action on the part of Latin Television Inc., the Company or any holder of any Company securities:

(a) Exchange of Stock. New LTV Acquisition, LLC is a Delaware limited liability company which is comprised of 1,000 membership units of which 1,000 are fully issued and vested. Hans Jonas Pettersson serves as the managing member and the company is also fully recognized and authorized to transact business in the state of Florida and is therefore on file and in good standing in both Delaware and Florida. All of the outstanding 1,000 membership units of the Company shall be exchanged for 20,000,000 twenty million post reverse split restricted shares of Latin Television, Inc., representing controlling interest in Latin Television, Inc.

(b) Effective Date of the Merger. The Merger shall become effective on the date and time when duly executed Articles of Merger are filed with the office of the Secretary of State of the State of Nevada and becomes effective to Nevada law. The parties agree that the effective date of the Merger shall be the date of filing of the Articles of Merger. Counsel for Latin Television Inc. and the Company shall mutually agree upon the date and time on which the Articles of Merger shall be submitted for filing to the Secretary of State of the State of Nevada, which date shall be no later than thirty (30) days after all requisite conditions to Closing of the Merger have been obtained, unless further extended by mutual agreement.

(c) Related Actions. In order to effectuate the Merger it is anticipated that the following actions shall be taken:

(i) The Board of Directors of the Company will unanimously approve this Agreement and recommend that the Agreement be submitted for approval by a majority of the Shareholders of the Company either through an action by written consent or a special meeting of Shareholders held in accordance with the laws of the State of Nevada as soon as may be practical after execution of this Agreement for the purpose of voting upon the approval and adoption of this Agreement and all ancillary matters.

(ii) The Board of Directors of Latin Television Inc. shall hold a special meeting held for the purpose of approving this Agreement and the related actions including, but not limited to, execution of the Articles of Merger and issuance of Latin Television Inc. common shares in accordance with the terms of this Agreement to the Shareholders of the Company. In this regard, the parties do not currently anticipate that a special meeting of Shareholders will be required to approve this Merger under Nevada law because Latin Television Inc. has sufficient authorized but unissued common shares which are available for issuance to the Company's Shareholders in accordance with the Articles of Incorporation. If for any reason it is determined that this Merger requires a vote of the Latin Television Inc. Shareholders, then Latin Television Inc. shall file an Information Statement with the Securities and Exchange Commission pursuant to Regulation 14C as

RA

soon as reasonably practical, soliciting the consent of the majority of the requisite vote of the Latin Television, Inc. Shareholders to adopt and approve this Merger Agreement and related matters.

(iii) The Board of Directors of Latin Television, Inc. agrees to file and register a Texas 504 being prepared by Alwell and Associates to pay the following consultants and associates for services rendered.

Eaton-Texas Investments, Inc. 14041 West Rd. Houston, Texas 77041	11,500,000 shares
Richard M Johnson 3207 Colony Crest Court Houston, Tx. 77082	1,500,000 shares
George Bogle 1812 Charro St. Houston, Tx. 77546	100,000 shares
Julie Bogle 1812 Charro St. Houston, Tx. 77546.	100,000 shares
Nooruddin Paracha 1900 Bay Area Blvd., Suite A102 Houston, Tx.	100,000 shares
Richard Mark 6202 Silver Leaf Drive League City, Tx. 77573	00,000 shares
Alwell Group LLC 4324 Bradford Drive. Grapevine, Tx. 76051	00,000 shares
	13,500,000 shares total free trading

1.7 Dissenting Shares

(a) Notwithstanding any provision of this Agreement to the contrary, any shares of Company Securities held by a holder who has demanded and perfected appraisal or dissenters' rights for such shares in accordance with Nevada Law and who, as of the Effective Time, has not effectively withdrawn or lost such appraisal or dissenters' rights ("Dissenting Shares"), shall not be exchanged for Latin Television Inc. Securities pursuant

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to Section 1.6, but the holder thereof shall only be entitled to such rights as are granted by Nevada Law.

(b) Notwithstanding the provisions of subsection 1.7(a), if any holder of shares of Company Securities who demands appraisal of such shares under Nevada Law shall effectively withdraw or lose (through failure to perfect or otherwise) the right to appraisal, then, as of the later of the Effective Time and the occurrence of such event, such holder's shares shall automatically be, pursuant to the Merger, exchanged for Latin Television Inc. Securities as provided in Section 1.6 upon surrender of the certificate representing such shares pursuant to Section 1.8.

(c) The Company shall give Latin Television Inc. (i) prompt notice of any written demands for appraisal of any shares of Company Common Stock, withdrawals of such demands, and any other instruments served pursuant to Nevada Law and received by the Company in connection therewith, and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under Nevada Law.

1.8 Surrender of Certificates.

(a) Exchange Agent. Prior to the Effective Time, Latin Television Inc. shall designate a bank, transfer agent or trust company reasonably acceptable to the Company to act as exchange agent (the "Exchange Agent") in the Merger. Latin Television Inc., the surviving entity shall pay all charges and expenses of the Exchange Agent. The Exchange Agent will be entrusted with exchanging the Company Common Stock with the Latin Television Inc. Common Stock, as detailed below

(b) Latin Television Inc. to Provide Latin Television Inc. Securities. As of the Effective Time, Latin Television Inc. shall deposit into an escrow account with the Exchange Agent for the benefit of the Company's Shareholders the aggregate number of shares of Common Stock issuable pursuant to Section 1.6 in exchange for the outstanding shares of Company Common Stock.

(c) Exchange Procedures. Promptly after the Effective Time, certificates representing the Company Common Stock (the "Certificates" or, individually, "Certificate") will be surrendered to the Exchange Agent. Upon surrender of a Certificate to the Exchange Agent or to such other agent or agents as may be appointed by Latin Television, Inc., the holder of such Certificate shall be entitled to certificates representing the number of whole shares of Common Stock and the Certificate so surrendered shall forthwith be owned in the name of Latin Television Inc.. Until so surrendered, each outstanding Certificate that, prior to the Effective Time, represented shares of Company Common Stock will be deemed from and after the Effective Time, for all corporate purposes, to represent solely ownership of the number of exchanged shares of Latin Television Inc. Securities into which such Company Stock shall have been so exchanged.

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(d) No Liability. Notwithstanding anything to the contrary in this Section 1.8, none of the Exchange Agent, the Surviving Corporation or any party hereto shall be liable to a holder of Latin Television Inc. Securities or Company Securities for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

1.9 No Further Ownership Rights in Company Common Stock.

All shares of Comm... ...k issued pursuant to the Merger in exchange for shares of Company Common Stock in acc... ...with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pe... ...ning to such shares of Company Common Stock.

1.10 Lost, Stolen or Destroyed Certificates.

In the event any certificates evidencing shares of Company Common Stock shall have been lost, stolen or destroyed, the Company shall issue in exchange for such lost, stolen or destroyed certificates, upon receiving notice from the holder thereof at least five (5) days before the Effective Time and upon the making of an affidavit in such form as is acceptable to the Company and the Exchange Agent of that fact by such holder, new shares of Company Common Stock; provided, however, that Company, as a condition precedent to the issuance thereof, shall require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made with respect to the certificates alleged to have been lost, stolen or destroyed. Subsequent to the issuance of new shares of Company Common Stock, such shares shall be surrendered to the Exchange Agent in accordance with Section 1.8.

1.11 Tax and Accounting Consequences.

It is intended by the parties hereto that the Merger shall constitute a tax-free reorganization within the meaning of Section 368(a)(1)(B) the Code

1.12 Taking of Necessary Action; Further Action.

If, at any time after the Effective Time, any such further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Latin Television, Inc., the officers and directors of the Company and Latin Television Inc. are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action.

ARTICLE 2 - REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE SHAREHOLDERS

The Company hereby represents and warrants, jointly and severally with the Shareholders, to Latin Television Inc., as follows:

2.1 Organization, Standing and Power.

New LTV Acquisition, LLC is a Delaware limited liability company which is comprised of 1,000 membership units of which 1,000 are fully issued and vested. Hans Jonas Pettersson serves as the managing member and the company is also fully recognized and authorized to transact business in the state of Florida and is therefore on file and in good standing in both Delaware and Florida. The Company has the corporate power to own its properties and to carry on its business as now being conducted.

2.2 Authority.

The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject only to the approval of the Merger and this Agreement by the Company's Shareholders. The Company's Board of Directors has unanimously approved the Merger and this Agreement. This Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company, enforceable in accordance with its terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, and (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2.3. Company Capital Structure.

New LTV Acquisition, LLC is a Delaware limited liability company which is comprised of 1,000 membership units of which 1,000 are fully issued and vested. Hans Jonas Pettersson serves as the managing member and the company is also fully recognized and authorized to transact business in the state of Florida and is therefore on file and in good standing in both Delaware and Florida. There are no options, warrants, calls, rights, commitments or agreements of any character to which the Company is a party or by which it is bound, obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock of the Company or obligating the Company to grant, extend or enter into any such option, warrant, call, right, commitment or agreement.

2.4 Subsidiaries.

The Company does not have and has never had any subsidiaries or affiliated companies and does not otherwise own and has never otherwise owned any shares of capital stock or any interest in, or control, directly or indirectly, any other corporation, partnership, association, joint venture or other business entity.

2.5 Company Financial Statements.

As soon as practicable following the date of this Agreement, the Company shall cause to be delivered to Latin Television Inc. the Company's [audited] balance sheet and financial statements as of December 31, 2005, and the related statements of operations and cash flows for 2005 (collectively, the "Company Financials"). At such time as the Company Financials are delivered, the Company will represent and warrant to Latin Television Inc. that the Company Financials are correct in all material respects and have been prepared in accordance with GAAP applied on a basis consistent throughout the periods indicated and consistent with each other. The Company Financials will present fairly the financial condition and operating results of the Company as of the date and during the period indicated therein.

2.6 Taxes.

All federal, state and other returns and reports required to be filed by the Company have been duly filed by the Company and except as set forth on **Schedule 2.6** hereto, all material taxes and other assessments and levies (including all interest and penalties) including, without limitation, income, franchise, real estate, sales, gross receipts, use and services taxes, and employment and employee withholding taxes, owed by the Company have been paid in full by the Company unless being contested in good faith. Except as set forth on **Schedule 2.6**, all such taxes and other assessments and levies which the Company is required by law to have withheld, collected or deposited have been duly withheld and collected and deposited with the proper governmental authorities or segregated and set aside for such payment, and if so segregated and set aside, shall be so paid by the Company as required by law.

2.7 Litigation.

Except as set forth on in *Schedule 2.7* hereto, there is no material action, suit or proceeding of any nature pending or to the best of the Company's knowledge threatened against the Company, its properties or any of its officers or directors, in their respective capacities as such.

2.8 No Conflict; Required Filings and Consents.

(a) Except as set forth on Schedule 2.8 hereto, the execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby will not, (i) conflict with or violate the Articles of Incorporation or By-laws of the Company, (ii) conflict with or violate any federal, foreign, state or provincial law, rule, regulation, order, judgment or decree (collectively, "Laws") applicable to the Company or any of its subsidiaries or by which its or any of their respective properties are bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the Company's or any of its subsidiaries' rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien on any of the properties or assets of the Company or any of its subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or its or any of their respective properties are bound or affected, except in the case of clauses (ii) and (iii) for any such conflicts, violations, breaches, defaults or other occurrences that do not have a Material Adverse Effect, as defined in Section 6.2(a) below.

(b) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with notification to, any domestic or foreign governmental or regulatory authority except (i) for the applicable requirements, if any, of the Securities Act of 1933, as amended (the "Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), state securities laws ("Blue Sky Laws"), the legal requirements of any foreign jurisdiction requiring notification in connection with the Merger and the transactions contemplated hereby and the filing and recordation of appropriate merger or other documents as required by Nevada Law, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, either (A) would not prevent or materially delay consummation of the Merger or otherwise prevent or materially delay the Company from performing its obligations under this Agreement, or (B) do not have a Material Adverse Effect.

2.9 Status of Material Contracts

The Company is not in default of, nor is in anticipatory breach of any of its material contracts with third parties, nor does the Company have any reason to believe that it will be so in the future.

2.10 Ownership of Property; Indemnification

The Company owns, and at the Closing shall have, good, valid and marketable title or valid license to any property, including intellectual property, that it uses in the operation of its business, free and clear of all mortgages, liens, pledges, charges or encumbrances, except (i) the lien of current taxes not yet due and payable and (ii) such imperfections of title, liens and easements as do not and would not reasonably be expected to have a Material Adverse Effect on the Company. With regard to any licenses to use property, including intellectual property, the Company has valid and enforceable license agreements with the third party owners of the property, and none of such intellectual property infringes upon the proprietary rights of any third party. In this regard, the Company agrees to indemnify and hold harmless Latin Television Inc. and the Surviving Corporation from any liabilities, damages or expenses (including attorneys' fees) that it might incur by reason of a breach of this warranty.

2.11 ERISA Plans

The Company does not have any plans that would be covered by the federal ERISA law.

2.12 Restrictions on Business Activities

To the Company's knowledge, there is no agreement, judgment, injunction, order or decree binding upon the Company which has or could reasonably be expected to have the effect of prohibiting or materially impairing any current or future business practice of the Company to compete with any other person or the conduct of business by the Company as currently conducted or as proposed to be conducted by the Company.

2.13 Brokers' and Finder' Fees.

Latin Television inc. has not incurred, nor will the Company incur, directly or indirectly, any liability for brokerage or finders' fees or agent's commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

2.14 Governmental Authorization; Compliance with Laws.

The Company has obtained each federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of any applicable governmental entity or other regulatory agency, (i) pursuant to which the Company currently operates or holds any interest in any of its properties or (ii) that is required for the operation of the Company's business or the holding of any such interest ((i) and (ii) herein collectively referred to as the "Company Authorizations"), and all of such Company Authorizations are in full force and effect, except where the failure to obtain or have any such Company Authorizations could not reasonably be expected to have a Material Adverse Effect on the Company. The Company is in material compliance with all applicable laws, statutes, orders, rules and regulations of any applicable governmental entity or other regulatory agency relating to the Company except where the failure to do so would not have a Material Adverse Effect and the Company has not received notice of any violations of any of the above.

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ARTICLE 3 - REPRESENTATIONS AND WARRANTIES OF LATIN TELEVISION INC.

As used in this Article 3, all references to "Latin Television Inc." shall include Latin Television Inc. and (if applicable) it's wholly owned subsidiaries. Latin Television Inc., represents and warrants to the Company as follows:

3.1. Organization, Standing and Power.

Latin Television Inc. is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada. Latin Television Inc. has the corporate power to own its properties and to carry on its business as now being conducted. Latin Television Inc. has made available true and correct copies of its Certificates of Incorporation and By-Laws, each as amended, to the Company

3.2. Authority.

Subject only to the requisite approval of (a) the amendment of the Certificate of Incorporation changing the name of Latin Television Inc., (b) the election of directors and officers of Latin Television Inc. and Surviving Corporation as outlined in Section 1.5 hereof, immediately prior to the Effective Time, (c) the Merger and (d) this Agreement, Latin Television Inc. has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Latin Television Inc., subject only to the approval of the Merger and this Agreement by Latin Television Inc.'s stockholders (if so required). Latin Television Inc.'s Board of Directors has unanimously approved the Merger and this Agreement. This Agreement has been duly executed and delivered by Latin Television Inc. and constitutes the valid and binding obligations of Latin Television Inc., enforceable in accordance with its terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, and (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

3.3 Latin Television Inc. Capital Structure.

(a) The authorized stock of Latin Television Inc. consists of 2,500,000,000 (two billion five hundred million) shares of Latin Television Inc. Common Stock, $.001 par value and 10,000,000 ten million shares of Preferred Stock. As of the date of this Agreement, approximately 125,000,000 (one hundred and twenty five million) shares of Latin Television Inc. Common Stock or equivalents are issued and outstanding. All such shares of stock have been duly authorized and have been validly issued and are fully paid and non-assessable. No shares of Latin Television Inc. Securities are subject to outstanding convertible debt securities. Except as set forth on Schedule 3.3 hereto, there are no

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options, warrants, calls, rights, commitments or agreements of any character to which Latin Television Inc. is a party or by which it is bound; obligating Latin Television Inc. to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock of Latin Television Inc. or obligating Latin Television Inc. to grant, extend or enter into any such option, warrant, call, right, commitment or agreement.

(b) The Latin Television Inc. Common Stock, when issued in accordance with the terms and provisions of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable.

3.4 Subsidiaries.

Except as set forth on Schedule 3.4 hereto, Latin Television Inc. does not have and has never had any subsidiaries or affiliated companies and does not otherwise own and has never otherwise owned any shares of capital stock or any interest in, or control, directly or indirectly, any other corporation, partnership, association, joint venture or other business entity.

3.5 Taxes.

All federal, state and other returns and reports required to be filed by Latin Television Inc. have been duly filed by Latin Television Inc. and except as set forth on Schedule 3.5 hereto, all material taxes and other assessments and levies (including all interest and penalties) including, without limitation, income, franchise, real estate, sales, gross receipts, use and services taxes, and employment and employee withholding taxes, owed by Latin Television Inc. have been paid in full by Latin Television Inc. unless being contested in good faith. Except as set forth on Schedule 3.5, all such taxes and other assessments and levies which Latin Television Inc. is required by law to have withheld, collected or deposited have been duly withheld and collected and deposited with the proper governmental authorities or segregated and set aside for such payment, and if so segregated and set aside, shall be so paid by Latin Television Inc. as required by law.

3.6 Litigation.

Except as disclosed on Schedule 3.6, there is no action, suit or proceeding of any nature pending or to the best of Latin Television Inc.'s knowledge threatened against Latin Television Inc. or any of its subsidiaries, their respective properties or any of their respective officers or directors, in their respective capacities as such.

3.7 No Conflict; Required Filings and Consents.

(a) Except as set forth on Schedule 3.7 hereto, the execution and delivery of this Agreement by Latin Television Inc. does not, and the performance of this Agreement by

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Latin Television Inc. and the consummation by Latin Television Inc. of the transactions contemplated hereby will not, (i) conflict with or violate the Certificate of Incorporation or By-laws of Latin Television Inc., (ii) conflict with or violate any Laws applicable to Latin Television Inc. or any of its subsidiaries or by which they or any of their respective properties are bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Latin Television Inc.'s or any of its subsidiaries' rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien on any of the properties or assets of Latin Television Inc. or any of its subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Latin Television Inc. or any of its subsidiaries is a party or by which Latin Television Inc. or any of its subsidiaries or its or any of their respective properties are bound or affected, except in the case of clauses (ii) and (iii) for any such conflicts, violations, breaches, defaults or other occurrences that do not have a Material Adverse Effect, as defined in Section 6.2 below.

(b) The execution and delivery of this Agreement and the consummation of the Merger contemplated thereby, by Latin Television Inc. does not, and the performance of this Agreement by Latin Television Inc. will not, require any consent, approval, authorization or permit of, or filing with notification to, any domestic or foreign governmental or regulatory authority except (i) for the applicable requirements, if any, of the Securities Act, the Exchange Act, Blue Sky Laws, the pre-merger notification requirements of the HSR Act, the legal requirements of any foreign jurisdiction requiring notification in connection with the Merger and the transactions contemplated hereby and the filing and recordation of appropriate merger or other documents as required by the laws of the state of Nevada, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, either (A) would not prevent or materially delay consummation of the Merger or otherwise prevent or materially delay Latin Television Inc. from performing its obligations under this Agreement, or (B) do not have a Material Adverse Effect (as defined below).

3.8 Outstanding Obligations.

As of the Effective Time, Latin Television Inc. liabilities will not exceed $2500.00. Also as of the Effective Time Latin Television Inc. will have no outstanding convertible notes, warrants, options, employment agreements, or other obligations or agreement creating future obligations, other than as set forth on Schedule 3.8.

3.9 Status of Material Contracts.

Latin Television Inc. is not in default of, nor is in anticipatory breach of any of its material contracts with third parties, nor has any reason to believe that it will be so in the future.



3.10 Ownership of Property, Indemnification.

Latin Television Inc. owns, and at the Effective Time shall have, good, valid and marketable title, or valid license, to any property, including intellectual property, used in the operation of its business, free any clear of all mortgages, liens, pledges, charges or encumbrances, except (i) the lien of current taxes no yet due and payable and (ii) such imperfections of title, liens and easements as do not and would not reasonably be expected to have a Material Adverse Effect on Latin Television Inc.. With regard to any licenses to use property, including intellectual property, Latin Television Inc. has valid and enforceable license agreements with the third party owners of the property and none of such intellectual property infringes upon the proprietary rights of any third party. In this regard, Latin Television Inc. agrees to indemnify and hold harmless the Company, the Shareholders and the Surviving Corporation from any liabilities, damages or expenses (including attorney's fees) that it might incur by reason of a breach of this warranty.

3.11 ERISA Plans.

Latin Television Inc. does not have any plans that would be covered by the federal ERISA law.

3.12 Restrictions on Business Activities.

To Latin Television Inc.'s knowledge, there is no agreement, judgment, injunction, order or decree binding upon Latin Television Inc. which has or could reasonably be expected to have the effect of prohibiting or materially impairing any current or future business practice of Latin Television Inc. to compete with any other person or the conduct of business by Latin Television Inc. as currently conducted or as proposed to be conducted by Latin Television Inc..

3.13 Brokers' and Finder' Fees.

Latin Television Inc. has not incurred, nor will Latin Television Inc. incur, directly or indirectly, any liability for brokerage or finders' fees or agent's commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

3.14 Governmental Authorization; Compliance with Laws.

Latin Television Inc. has obtained each federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of any applicable governmental entity or other regulatory agency, (i) pursuant to which Latin Television Inc. currently operates or holds any interest in any of its properties or (ii) that is required for the operation of Latin Television Inc.'s business or the holding of any such interest ((i) and (ii) herein collectively referred to as the "Latin Television Inc. Authorizations"), and all of such Latin Television Inc. Authorizations are in full force and effect, except where the failure to obtain or have any such Latin Television, Inc. Authorizations could not reasonably be expected to have a Material Adverse Effect on Latin Television Inc.. Latin Television Inc. is in material compliance with all applicable laws, statutes, orders, rules and regulations of any applicable governmental entity or other regulatory agency relating to Latin Television Inc. except where the failure to do so would not have a Material Adverse Effect and Latin Television Inc. has not received notice of any violations of any of the above.

3.15 Financial Statements.

To the best knowledge of Latin Television Inc., the financial statements contained in reports have been prepared in accordance with generally accepted accounting principles applied on a consistent basis through the periods indicated; such financial statements present fairly the financial position of Latin Television Inc. at the dates thereof and reflect all known claims against, and the debts and liabilities of Latin Television Inc. as of the dates thereof. Latin Television Inc. knows of no event or circumstance which would make the disclosures and other statements contained within such 34 Act filing reports materially misleading or fail to disclose a material fact.

ARTICLE 4 - CONDUCT OF BUSINESS PENDING THE APPROVAL DATE

4.1 Conduct of Business by the Company and Latin Television Inc. Pending the Approval Date.

Except as otherwise contemplated by this Agreement, after the date hereof and prior to the Approval Date or earlier termination of this Agreement, unless the parties shall otherwise agree in writing, the Company and Latin Television Inc. shall each:

(a) Conduct its business in the ordinary and usual course of business and consistent with past practice;

(b) not (i) amend or propose to amend its Certificate of Incorporation or By-laws, (ii) split, combine or reclassify its outstanding capital stock or declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise, (iii) spin-off any assets or businesses, (iv) engage in any transaction for the purpose of effecting a recapitalization of any party or subsidiary, or (v) engage in any transaction or series of related transactions which has a similar effect to any of the foregoing;

(c) not issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any additional shares of, or any options, warrants of rights of any kind to acquire any shares of capital stock of any class or any debt or equity securities convertible into or exchangeable for such capital stock or amend or modify the terms and conditions of any of the foregoing;

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(d) not (i) incur or become contingently liable with respect to any Indebtedness for borrowed money, except in the ordinary course of business, (ii) redeem, purchase, acquire or offer to purchase or acquire any shares of its capital stock, other than as required by the governing terms of such securities, (iii) take or fail to take any action which action or failure to take action would cause the Company or its Shareholders (except to the extent that any Shareholders receive cash in lieu of fractional shares) to recognize gain or loss for federal income tax purposes as a result of the consummation of the Merger, (iv) make any acquisition of any assets (except in the ordinary course of business) or businesses, (v) sell any assets (except in the ordinary course of business) or businesses, or (vi) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(e) use all reasonable efforts to preserve intact its business organization and goodwill, keep available the services of its present officers and key employees, and preserve the goodwill and business relationships with suppliers, distributors, customers, and others having business relationships with the Company or Latin Television Inc. and not engage in any action, directly or indirectly, with the intent to impact adversely the transactions contemplated by this Agreement;

(f) Not enter into or amend any employment, severance, special pay arrangement with respect to termination of employment or other similar arrangements or agreements with any directors or officers;

(g) not increase the rate of remuneration payable to any of its directors or officers, except in the customary and usual course of business and consistent with past practices, or agree to do so;

(h) not adopt, enter into or amend any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, health care, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any employee or retiree, except in the ordinary and usual course of business, consistent with past practices or as required to comply with changes in applicable law;

(i) file with the SEC all forms, statements, reports and documents (including all exhibits, amendments and supplements thereto) required to be filed by it pursuant to the Exchange Act; and

(j) Maintain with financially responsible insurance companies insurance on its tangible assets and its businesses in such amounts and against such risks and losses as are consistent with past practice.

4.2 Certain Actions.

Except with respect to this Agreement and the transactions contemplated hereby the Company and Latin Television Inc. shall not, directly or indirectly, solicit any Acquisition Proposal. "Acquisition Proposal" shall mean any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of, or other business combination involving the acquisition of, such party or any of its subsidiaries, or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, such party or any of its subsidiaries. The Company and Latin Television Inc. shall not, directly or indirectly, furnish to any third party any non-public information that it is not legally obligated to furnish, negotiate with respect to, or enter into any agreement with respect to, any Acquisition Proposal, but may communicate information about such an Acquisition Proposal to its stockholders if and to the extent that it is required to do so in order to comply with its legal obligations. The Company and Latin Television Inc., as applicable, shall promptly advise the other parties hereto following the receipt of any Acquisition Proposal and the details thereof, and advise such other parties hereto of any developments with respect to such Acquisition Proposal promptly upon the occurrence thereof. The Company and Latin Television Inc. shall (a) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any person or entity conducted heretofore with respect to any of the foregoing, and (b) direct and use its reasonable efforts to cause all of its investment bankers, financial advisors, attorneys, accountants, consultants or other representatives not to engage in any of the foregoing.

ARTICLE 5 - ADDITIONAL AGREEMENTS

5.1 Access to Latin Television Inc. /Company Information.

Subject to any applicable contractual confidentiality obligations (which the Company and Latin Television Inc. shall use their best efforts to cause to be waived), Company and Latin Television Inc. shall afford each other and their respective accountants, counsel and other representatives, reasonable access during normal business hours during the period prior to the Effective Time to (a) all of their respective properties, books, contracts, agreements and records, and (b) all other information concerning the business, properties and personnel (subject to restrictions imposed by applicable law) of Company and Latin Television Inc., as applicable, as may be reasonably requested.

5.2 Public Disclosure.

No disclosure (whether or not in response to an inquiry) of the existence or nature of this Agreement shall be made by any party hereto unless approved in writing by duly authorized officers of both Latin Television Inc. and the Company, or of any third parties identified in such disclosure, prior to release, provided that such approval shall not be unreasonably withheld and subject in any event to Company's and Latin Television Inc.'s obligations to comply with applicable securities laws.

5.3 Reasonable Efforts/Consents.

Subject to the terms and conditions provided in this Agreement, each of the parties hereto shall use its reasonable efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated hereby to obtain all necessary waivers, consents and approvals and to effect all necessary registrations and filings and to remove any injunctions or other impediments or delays, legal or otherwise, in order to consummate and make effective the transactions contemplated by this Agreement for the purpose of securing to the parties hereto the benefits contemplated by this Agreement.

5.4 Notification of Certain Matters.

The Company shall give prompt notice to Latin Television Inc., and Latin Television Inc. shall give prompt notice to the Company, of (a) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which is likely to cause any representation or warranty of the Company or Latin Television Inc. respectively, contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time except as contemplated by this Agreement (including the schedules of the Company attached hereto), and (b) any failure of the Company or Latin Television Inc., as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.5 shall not limit or otherwise affect any remedies available to the party receiving such notice.

5.5 Blue Sky Laws.

Latin Television Inc. shall take such steps as may be necessary to comply with the securities and Blue Sky Laws of all jurisdictions which are applicable to the issuance of the Latin Television Inc. Securities pursuant hereto. The Company shall use its best efforts to assist Latin Television Inc. as may be necessary to comply with the securities and Blue Sky Laws of all jurisdictions which are applicable in connection with the issuance of Latin Television Inc. Securities pursuant hereto.

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5.9 Indemnification and Insurance.

(a) Latin Television Inc. and the Company agree that all rights to indemnification existing in favor of the present or former directors, officers and employees of the Company (as such) or any of its subsidiaries or present or former directors of the Company or any of its subsidiaries serving or who served at the Company's or any of its subsidiaries' request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, as provided in the Company's Articles of Incorporation or By-laws, or the Certificate of Incorporation or By-laws (or similar governing documents) of any of the Company's subsidiaries and any indemnification agreements as in effect as of the date hereof with respect to matters occurring at or prior to the Effective Time shall survive the Merger and shall continue in full force and effect and without modification (other than modifications which would enlarge the indemnification rights) for a period of not less than the statute of limitations applicable to such matters, and the Surviving Corporation shall comply fully with its obligations hereunder and thereunder.

(b) The officers and directors of Latin Television Inc. and the Surviving Corporation promptly after such person is elected as an officer or director shall amend the Latin Television Inc.'s liability insurance, if any, to include the officers and directors of Latin Television Inc. and Surviving Corporation set forth on Schedule 5.9 hereto.

(c) In the event the Surviving Corporation or Latin Television Inc. or any of their respective successors or assigns (i) consolidates with or merges into any other entity and is not the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person or entity, proper provisions shall be made so that the successors and assigns of the Surviving Corporation or Latin Television Inc., as appropriate, assume the obligations set forth in this Section 5.9.

ARTICLE 6 - CONDITIONS TO THE MERGER

6.1 Conditions to Obligations of Each Party to Effect the Merger.

The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any of which may be deferred, in writing by both parties and/or waived:

(a) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect;

(b) Regulatory Filings and Third Party Consents. All governmental and third party consents, orders and approvals legally required for the consummation of the Merger and the transactions contemplated hereby, including, without limitation, filing with the SEC and any applicable state securities divisions, shall have been obtained and be in effect at the Effective Time;

(c) Audited Financial Statements. The Company shall have completed and delivered to Latin Television Inc. its audited financial statements prepared by a duly qualified independent public accounting firm registered with the Public Accounting Oversight Board in compliance with the rules and regulations of the SEC. The audited financial statements of the Company shall be filed as an amendment to Form 8-K within two (2) business days of the filing of the Articles of Merger.

8.2 Additional Conditions to the Obligations of Latin Television Inc.:

The obligations of Latin Television Inc. to consummate the Merger and the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Latin Television Inc.

(a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects on and as of the date made and the Closing Date, except for changes contemplated by this Agreement (including the schedules of the Company) and except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such date), with the same force and effect as if made on and as of the Effective Time, except, in all such cases, for such breaches, inaccuracies or omissions of such representations and warranties which have neither had nor reasonably would be expected to have a Material Adverse Effect on the Company or Latin Television Inc.; and Latin Television Inc. shall have received a certificate to such effect signed on behalf of the Company by the President of the Company. "Material Adverse Effect" on a party shall mean an event, change or occurrence which, individually or together with any other event, change or occurrence, has a material adverse impact on (i) the financial position, business, or results of operations of such party and its subsidiaries, taken as a whole, or (ii) the ability of such party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that "Material Adverse Effect" shall not be deemed to include the impact of (1) changes in laws of general applicability or interpretations thereof by courts or governmental authorities, (2) changes in GAAP, (3) actions and omissions of a party (or any of its subsidiaries) taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby, and (4) the direct effects of compliance with this Agreement on the operating performance of the parties, including expenses incurred by the parties in consummating the transactions contemplated by this Agreement;

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this

Agreement to be performed or complied with by it on or prior to the Effective Time, and Latin Television Inc. shall have received a certificate to such effect signed by the President of the Company;

(c) Material Adverse Change. Since December 31, 2004, no event shall have occurred that would constitute a Material Adverse Effect to the Company;

(d) Due Diligence. Latin Television Inc. shall have conducted its due diligence of Company with results, in the sole discretion of the Board of Directors of Latin Television Inc., satisfactory to it;

(e) Additional Certificates. The Company shall have furnished to Latin Television Inc. such additional certificates, opinions and other documents as Latin Television Inc. may have reasonably requested as to any of the conditions set forth in this Section 6.2;

(f) Review of Financial Statements. Latin Television Inc. and its accountants shall have completed a review of the financial statements of the Company and believe them to be, in the reasonable opinion of Latin Television Inc.'s accountants, to have been prepared in accordance with generally accepted accounting principles and suitable or readily adaptable for incorporation in the registrations statements, prospectuses and annual reports to be filed by Latin Television, Inc. with the Securities and Exchange Commission; and

(g) Company Stockholder Approval. The Stockholders' approval of the Company shall have been obtained.

6.3 Additional Conditions to Obligations of the Company.

The obligations of the Company to consummate the Merger and the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing, or such time as specified herein, of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a) Representations and Warranties. The representations and warranties of Latin Television Inc. contained in this Agreement shall be true and correct in all material respects on and as of the date made and the Effective Time, except for changes contemplated by this Agreement and except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such date), with the same force and effect as if made on and as of the Effective Time, except, in all such cases, for such breaches, inaccuracies or omissions of such representations and warranties which have neither had nor reasonably would be expected to have a Material Adverse Effect on Latin Television Inc.; and the Company shall have received a certificate to such effect signed on behalf of Latin Television Inc. by the Chief Executive Officer or President of Latin Television Inc.;

(b) Agreements and Covenants. Latin Television Inc. shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time, and the Company shall have received a certificate to such effect signed by the Chief Executive Officer or President of Latin Television Inc.;

(c) Material Adverse Change. Since December 31, 2005, no event shall have occurred that would constitute a Material Adverse Effect to Latin Television Inc.;

(d) SEC Documents. Latin Television Inc. shall have filed with the SEC all documents required to be filed under the Securities Exchange Act of 1934 in the appropriate form and with the appropriate information as required under that Act and such documents shall not have any omissions or misrepresentations of any material fact contained therein.

(e) Due Diligence. The Company shall have conducted its due diligence of Latin Television Inc. and its subsidiaries with results, in the sole discretion of the Board of Directors of the Company, satisfactory to it; and

(f) Additional Certificates. Latin Television Inc. shall have furnished to the Company such additional certificates, opinions and other documents as the Company may have reasonably requested as to any of the conditions set forth in this Section 6.3.

6.4. Waiver.

Notwithstanding anything to the contrary herein, any party may waive compliance of the other party to any condition contained in this Section 6 if such waiver is made by a writing executed by the party and delivered to the other parties hereto, provided, however, a single or partial waiver of any condition will not be deemed a waiver of any other part of such condition or any other condition.

ARTICLE 7 – TERMINATION, AMENDMENT AND WAIVER

7.1 Termination.

This Agreement may be terminated and the Merger abandoned at any time prior to the Approval Date:

(a) By mutual consent of the Company and Latin Television Inc.;

(b) by Latin Television Inc. or the Company if (i) the Effective Time has not occurred by ___________, 2006; (ii) there shall be a final nonappealable order of a federal or state court in effect preventing consummation of the Merger; (iii) there shall be a statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Merger by any governmental entity that would make consummation of the Merger illegal; or (iv) if any of the conditions precedent to Closing set forth in this Agreement have not been met and have not been waived in writing by the party whose consent is required.

(c) by Latin Television Inc. or the Company if there shall be any action taken, or any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Merger, by any governmental entity, which would: (i) prohibit Latin Television Inc.'s or the Company's ownership or operation of any material portion of the business of the Company or Latin Television Inc.; or (ii) compel Latin Television Inc. or the Company to dispose of or hold separate, as a result of the Merger, any material portion of the business or assets of the Company or Latin Television Inc.;

(d) by Latin Television Inc. if it is not in material breach of its obligations under this Agreement and there has been a material breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of the Company and as a result of such breach the conditions set forth in Section 6.2(a) or Section 6.2(b), as the case may be, would not then be satisfied; provided, however, that if such breach is curable by the Company within ten (10) days after the giving of written notice by Latin Television Inc. of such breach through the exercise of the Company's reasonable best efforts, then for so long as the Company continues to exercise such reasonable best efforts Latin Television Inc. may not terminate this Agreement under this Section 7.1 (d) unless such breach is not cured within ten (10) days (but no cure period shall be required for a breach which by its nature cannot be cured);

(e) by the Company if it is not in material breach of its obligations under this Agreement and there has been a material breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Latin Television Inc. and as a result of such breach the conditions set forth in Section 6.3(a) or Section 6.3(b), as the case may be, would not then be satisfied; provided, however, that if such breach is curable by Latin Television Inc. within ten (10) days after the giving of written notice by the Company of such breach through the exercise of Latin Television Inc.'s reasonable best efforts, then for so long as Latin Television Inc. continues to exercise such reasonable best efforts the Company may not terminate this Agreement under this Section 7.1 (e) unless such breach is not cured within ten (10) days (but no cure period shall be required for a breach which by its nature cannot be cured);

(f) By Latin Television Inc. if the Company fails to obtain the unanimous consent of the Company's Shareholders approving the transactions contemplated by this Agreement;

(g) by the Company if Latin Television Inc. fails to receive the requisite approvals of the directors and stockholders of Latin Television Inc. contemplated by this Agreement;

(h) By Latin Television Inc. or the Company, if it is not in initial breach of its obligations under this Agreement and any of the conditions set forth in Section 6.4 have not been satisfied; or

where action is taken to terminate this Agreement pursuant to this Section 7.1, it shall be sufficient for such action to be authorized by the Board of Directors (as applicable) of the party taking such action.

7.2 Effect of Termination.

In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and, except as set forth herein, there shall be no liability or obligation on the part of Latin Television Inc., or the Company, or their respective officers, directors or stockholders, provided that each party shall remain liable for any breaches of this Agreement prior to its termination; and provided further that, the provisions of this Section 7.2 and Sections 5.3, 5.5 and 5.9 and Article 8 of this Agreement shall remain in full force and effect and survive any termination of this Agreement.

7.3 Amendment.

Except as is otherwise required by applicable law, this Agreement may be amended by the parties hereto at any time only by execution of an instrument in writing signed on behalf of each of the parties hereto.

7.4 Extension, Waiver.

At any time prior to the Effective Time, Latin Television Inc., on the one hand, and the Company, on the other, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations of the other party hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect the right of such party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

ARTICLE 8 - GENERAL PROVISIONS

8.1 Survival of Representations and Warranties.

The representations and warranties set forth in Article 2 and Article 3 shall survive for a period of one year beyond the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time.

8.2 Notices.

All notices and other communications hereunder shall be in writing, shall be effective when received, and shall in any event be deemed to have been received (a) when delivered, if delivered personally or by commercial delivery service, (b) five (5) business days after deposit with U.S. Mail, if mailed by registered or certified mail (return receipt requested), (c) one (1) business day after the business day of deposit with Federal Express or similar nationally recognized overnight courier for next day delivery (or, two (2) business days after such deposit if deposited for second business day delivery), if delivered by such means, or (d) one (1) business day after delivery by facsimile transmission with copy by U.S. Mail, if sent via facsimile plus mail copy (with acknowledgment of complete transmission), to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Company, to:

New LTV Acquisition LLC
201 ALHAMBRA CIRCLE SUITE 502
CORAL GABLES FL 33134
Attention: Hans Jonas Pettersen, Chairman
Telephone: ( ) -305 442 2559
Facsimile: ( ) -305 442 9872

If to Latin Television Inc., to:

Latin Television Inc.
14041 West Rd.
Houston, Tx. 77041
Attention: Richard Johnson, President
Telephone: (281) 477-0154
Facsimile: (281) 477-0071

8.3 Interpretation.

The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The word "agreement" when used herein shall be deemed in each case to mean any contract, commitment or other agreement, whether oral or written that is legally binding. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to "the business of" an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity.

8.4 Counterparts.

This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

8.5 Entire Agreement.

This Agreement, the Schedules and Exhibits hereto, and the documents and instruments and other agreements among the parties hereto referenced herein: (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and (b) are not intended to confer upon any other person any rights or remedies hereunder.

8.6 Severability.

In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.7 Other Remedies.

Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

8.8 Specific Performance.

The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

8.9 Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof, provided that issues involving the corporate governance of any of the parties hereto shall be governed by their respective jurisdictions of incorporation. Each of the parties hereto agrees that process may be served upon them in any manner authorized by the laws of the State of Nevada, and that such process may be served outside the state of Nevada, for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

8.10 Rules of Construction.

The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

8.11 Assignment.

No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties hereto. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

8.12 Absence of Third Party Beneficiary Rights.

No provisions of this Agreement are intended, nor shall be interpreted, to provide or create any third party beneficiary rights or any other rights of any kind in any client, customer, affiliate, partner of any party hereto or any other person or entity unless specifically provided otherwise herein.

8.13 <u>Mediation and Arbitration.</u>

If any dispute, controversy or claim arises in connection with the performance or breach of this Agreement between the parties, a party hereto may, upon written notice to the other parties, request facilitated negotiations. Such negotiations shall be assisted by a neutral facilitator acceptable to all parties and shall require the best efforts of the parties to discuss with each other in good faith their respective positions and, respecting their different interests, to finally resolve such dispute.

A party may disclose any facts to the other parties or to the facilitator which such party believes, in good faith, to be necessary to resolve the dispute. All such disclosures shall be deemed in furtherance of settlement efforts and thus confidential. Except as agreed to by all parties, the facilitator shall keep confidential all information disclosed during the negotiations. The facilitator shall not act as a witness for either party in any subsequent arbitration between the parties. Such facilitated negotiations shall conclude within sixty days from receipt of the written notice, unless extended by mutual consent of the parties. The costs incurred by each party in such negotiations shall be borne by it. Any fees or expenses of the facilitator shall be borne equally by all parties.

If any dispute, controversy or claim arises in connection with the performance or breach of this Agreement which cannot be resolved by facilitated negotiations, then such dispute, controversy or claim shall be settled by arbitration in accordance with the laws of the State of Nevada and the then current Commercial Arbitration Rules of the American Arbitration Association, except that no pre-hearing discovery will be permitted unless specifically authorized by the arbitration panel. The confidentiality provisions applicable to facilitated negotiations shall also apply to arbitration.

The award issued by the arbitration panel may be confirmed in a judgment by any federal or state court of competent jurisdiction. All reasonable costs of both parties, as determined by the arbitration panel, including (i) the fees and expenses of the American Arbitration Association and of the arbitration panel, and (ii) the costs, including reasonable attorneys' fees, incurred to confirm the award in court, shall be borne entirely by the non-prevailing party (to be designated by the arbitration panel in the award) and may not be allocated between the parties by the arbitration panel.

8.14 <u>Disclosure.</u>

Disclosure on one schedule, attachment or document provided pursuant to any paragraph or subparagraph of this Agreement shall be deemed disclosure for any other applicable paragraph or subparagraph of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Merger Agreement and Plan of Reorganization to be signed by their duly authorized respective officers, all as of the date first written above.

NEW LTV ACQUISITION LLC

By: ____________________

LATIN TELEVISION INC.

By: ____________________
Richard Johnson, President

2-15-2006

Addendum

It is understood that Latin Television Inc. is going to do a 100 to 1 reverse on the company's common stock. The numbers are as follows: there are currently approximately 125,000,000 shares or their equivalents issued and outstanding at this time. The company will therefore at the time of this merger receive 2,000,000,000 shares of stock which will end up being 20,000,000 post reverse shares and represent [illegible] interest in the company. This means that after the reverse and filing of the 504 [illegible] slightly less than 35,000,000 (thirty five million) total issued and outstanding shares. Latin Television Inc is also committed and required to filing a Regulation D 504 in Texas to pay for services rendered including the preparation of the 504 being done by Atwell Group [illegible]. This filing will include registering said shares with the state of Texas as necessary. The 504 will be done post reverse for the number of shares listed in schedule 1.5, C (iii), and shall be filed as soon as possible after the reverse split has taken effect.

Jonas Petterson
New LTV Acquisition LLC

Richard Johnson
Latin Television Inc.

Exhibit (7) Material Foreign Patents

NOT APPLICABLE

Exhibit (8)	Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession	E-8

NOT APPLICABLE

Exhibit (9) Escrow Agreements E-9

NOT APPLICABLE

Exhibit (10) Consents E-10

(a) Experts:

Written Consent from Auditors

(b) Underwriters:

NOT APPLICABLE

Robert Berman, C.P.A
1091 Furth Road
North Woodmere, New York 11581
(516) 295-3394

July 20, 2006

To Whom It May Concern:

As the Certified Public Accountant representing New LTV Acquisition, LLC, I hereby authorize the use of my audited financial statements of said entity to be used in the Reg A filing.

If you need any additional information please feel free to contact me.

Very truly yours,

Robert Berman, C.P.A

Exhibit (11) Opinion re Legality E-11

Legal Opinion Letter from Counsel

ASTOR, WEISS KAPLAN & MANDEL, LLP
The Bellevue
200 South Broad Street
Philadelphia, PA 19102
(215) 790-0100 (Voice) (215) 790-0100 (Facsimile)

August 25, 2006

Latin Television, Inc.
3764 NW 124th Avenue
Coral Springs, FL 33065

Ladies and Gentlemen:

We have acted as special counsel for Latin Television, Inc., a Nevada corporation (the "Company") in connection with certain matters as described herein.

In rendering this opinion, we have examined and relied upon the following documents:

(i) the Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Nevada ("Secretary of State"), as certified by the Company's Secretary (the "Certificate of Incorporation");

(ii) a Certificate of the Secretary of State, dated August 16, 2006 as to the good standing of the Company;

(iii) the By-laws of the Company certified as true and correct by the Secretary of the Company (the "Company Bylaws");

(iv) the Minutes of the Special Meeting of the Company's Board of Directors dated August 21, 2006;

(v) a certificate of the Company's chief executive officer and Secretary as to certain matters (the "Officer's Certificate"); and

(v) the Form 1-A Regulation A Offering Statement of the Company dated August 21, 2006 (the "Offering Statement").

All the foregoing documents are referred to herein as the "Reviewed Documents." We have not reviewed any documents other than the Reviewed Documents for purposes of rendering the opinions expressed herein. We have conducted no independent factual investigation other than our review of the Reviewed Documents. In rendering this opinion, we have relied, as to factual matters, solely upon the Reviewed Documents, and the representations, warranties, statements and information set forth therein, all of which we assume to be true, complete and accurate in all material respects. All terms used herein, other than those defined or the definition of which is otherwise referred to herein, shall have the meanings set forth in the Reviewed Documents.

With respect to the Reviewed Documents, we have assumed and relied upon the authenticity of all documents submitted to us as originals, the conformity with the originals of all documents submitted to us as copies or forms, the genuineness of all signatures, the legal capacity of natural persons and that the Reviewed Documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to this opinion.

This opinion is limited solely to the application of Nevada law (including the Corporation Law of the State of Nevada) to the matters set forth below, which are the laws of the State of Nevada normally applicable to such matters. We express no opinion with respect to Federal securities laws, state securities or blue sky laws, or Federal or state tax laws. We have not been requested to and do not opine as to the applicability of the laws of any other jurisdiction.

This opinion is given only with respect to laws and regulations presently in effect. We assume no obligation to advise you of any changes in law or regulation which may hereafter occur, whether the same are retroactively or prospectively applied, or to update or supplement this letter in any fashion to reflect any facts or circumstances which hereafter come to our attention.

Based upon the foregoing, and subject to and in reliance on the limitations, qualifications, exceptions and assumptions set forth herein, we are of the opinion that:

1. The duly authorized capital stock of the Company consists of 2,510,000,000 shares of capital stock with a par value of $0.001 per share, of which 2,500,000,000 are shares of Common Stock (the "Common Stock") and 10,000,000 are shares of Preferred Stock.

2. The 21,265,057 shares of Common Stock that are presently issued and outstanding are duly authorized, validly issued, fully paid and nonassessable.

3. When the 50,000,000 shares of Common Stock that will be offered to the public for cash have been delivered to the subscribers in accordance with the Offering Statement, such shares will constitute duly authorized, validly issued, fully paid and nonassessable Common Stock of the Company.

We hereby consent to the filing of this opinion as an exhibit to the Offering Statement and to the reference to this firm and this opinion under the heading "Counsel to the Issuer" in Part 1 of the Offering Statement and any amendment thereto. In giving such consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Except to the extent provided in the preceding paragraph, this opinion is rendered solely to the Company in connection with the transactions described in the Offering Statement and may not be relied upon by, nor may copies be delivered to, any other person or entity for any purpose without our prior written consent.

Very truly yours,

ASTOR WEISS KAPLAN & MANDEL, LLP

By: *Christopher P. Flannery*
CHRISTOPHER P. FLANNERY

Exhibit (12) Sales Materials E-12

NOT APPLICABLE

Exhibit (13) "Test the Water" Material E-13

NOT APPLICABLE

Exhibit (14) Appointment of Agent for Service of Process E-14

NOT APPLICABLE

Exhibit (15) Additional Exhibit E-15

NOT APPLICABLE.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Coral Springs, State of Florida, on August 21, 2006.

LATIN TELEVISION, INC.

Randall S Appel /CEO

By: Randall S. Appel, Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Dated: 8/23/06 Randall S Appel /CEO
Randall S. Appel, President, CEO, Director

Dated: 8/23/06
Luis Baraldi, Secretary, Director

Dated: 8·23·06
Hans J Pettersson, Director